UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FERNANDO RODRIGO BARRON
Name:	Fernando Rodrigo Barron
Title:	VP of Corporate Finance and Business Development
Date:	May 15, 2023

AENZA S.A.A. AND SUBSIDIARIES

Consolidated Financial Statements

As of December 31, 2021 and 2022

(Including Independent Auditors’ Report)

1

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Directors of AENZA S.A.A.

Opinion

We have audited the accompanying consolidated financial statements of AENZA S.A.A. and subsidiaries (hereinafter the Company), which comprise the consolidated statement of financial position as of December 31, 2022, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022, and its consolidated results of its operations and its consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with the International Standards on Auditing (ISAs) approved for their application in Peru by the Dean’s Council of the Peruvian Professional Associations of Public Accountants. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Peru, together with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants, and we have fulfilled our other ethical responsibilities in accordance with these requirements, respectively. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

We draw attention to the following matters. Our opinion is not modified with respect to these matters.

■	As discussed in notes 5(a)(iv), 11(b) and 14(a)(i) to the consolidated financial statements as of December 31, 2022, the Company maintains an account receivable from Gasoducto Sur Peruano S.A. (hereinafter GSP or the Consortium) for S/ 542.3 million. The GSP is in a bankruptcy proceeding for its liquidation before the National Institute for the Defense of Competition and Protection of Intellectual Property (INDECOPI, for its Spanish acronym). The liquidation agreement, approved by the Board of Creditors on April 11, 2023, establishes that the Liquidator must execute before the Peruvian government the required actions that allow the recovery of the net carrying amount of the concession and, since such recovery, the payment of the GSP’s accounts receivable. The recovery of the account receivable will depend on the success of the liquidation process to be executed by the Liquidator appointed by the Board of Creditors.

2

■	As discussed in note 1(c) and 21(a) to the consolidated financial statements, the Company is involved in a series of criminal investigations conducted by the Public Ministry of Peru for corruption offenses related to the execution of certain infrastructure projects in which AENZA S.A.A. participated as a minority shareholder, directly or indirectly, through its subsidiaries Cumbra Perú S.A. and Unna Transporte S.A., with entities of the Odebrecht Group and projects related to the “Construction Club case”. On September 15, 2002, AENZA S.A.A. signed a Final Collaboration and Benefits Agreement with the Attorney General’s Office and the Peruvian Public Prosecutor’s Office, which is subject to court approval by the Peruvian Judiciary, in which it accepted the payment of a civil remedy to the Peruvian government for S/ 488.9 million. In addition, the subsidiary Cumbra Perú S.A. is subject to an administrative sanctions procedure from INDECOPI with respect to events that occurred between the years 2003 and 2016 relating to the “Construction Club” case, recognizing a provision in the consolidated financial statements for S/ 52.4 million.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Valuation of Trade Account Receivable from Gasoducto Sur Peruano S.A.

The Company’s consolidated financial statements as of December 31, 2022, include an account receivable, net of provision for recovery, from the GSP for S/ 542.3 million,for further details, see notes 5(a)(iv), 11(b) and 14(a)(i) to the consolidated financial statements. The Company has a 20% investment in GSP, a company that entered into a concession contract with the Peruvian Government in 2014. In January 2017, the Peruvian Ministry of Energy and Mines terminated the concession contract early due to GSP not accrediting the financial closure of the project within the contractual term. In December 2017, GSP started a bankruptcy process, in which the Company is part of GSP’s creditors. In addition, the GSP Settlement Agreement was approved by the Creditors’ Meeting to execute this procedure, by which GSP estimates that it can recover from the Peruvian State the VCN of the concession assets and, consequently, the Company should recover the account receivable from GSP.

The account receivable from the GSP is a key audit matter due to the importance of the amount presented in the consolidated financial statements, for the required judgment on Management’s evaluation of the recoverable amount of this account receivable due to the possible courses of action that the Creditors’ Meeting can choose and the moment for its execution. In addition, the evaluation of the discount rate used to determine the amount of account receivable from GSP requires specialized skills and knowledge. In this type of long-term and complex proceedings, from a legal and economic perspective, the estimates made by management, including the recoverable amount of this account receivable and the estimated term for its recovery, could change in the future.

Our audit procedures in this area included, among others: evaluate the legal analysis performed by the Company’s management and its external legal advisors related to the early termination of the concession agreement and the corresponding conclusions that impacted the recoverable amount of the account receivable. Evaluate the report of the Company’s external legal advisors regarding the liquidation process under execution by the GSP’s Board of Creditors. Engage our legal and financial specialists to assist us in the evaluation of the significant judgments and assumptions used by the Company’s management at December 31, 2022, by developing an independent range of discount rates and comparing them to those used by the Company. Evaluate the adequacy of disclosures included in the Company’s consolidated financial statements.

3

Provisions for civil reparation to the Peruvian government and for the sanctioning administrative procedure from INDECOPI

The Company’s consolidated financial statements as of December 31, 2022, include a provision for civil remedy to the Peruvian government for S/ 488.9 million. Likewise, they include a provision for contingencies with INDECOPI for S/ 52.4 million with respect to the investigation of events that occurred between the years 2003 and 2016 related to the “Construction Club” case. As discussed in notes 1(c) and 21(a) to the consolidated financial statements, as a result of the criminal investigations conducted by the Public Ministry of Peru, the Company signed a Final Collaboration and Benefits Agreement, dated September 15, 2022, with the Peruvian Public Prosecutor’s Office and the Attorney General’s Office, establishing the payment of a civil remedy to the Peruvian government. Such collaboration agreement is subject to court approval by the Peruvian Judiciary. In relation to the administrative sanctions proceeding conducted by INDECOPI, the final administrative resolution by the Court of this supervisory board is still pending.

These provisions recognized under the final collaboration and benefits agreement with the Peruvian government and related to INDECOPI’s investigation are key audit matters due to the importance of the amounts recognized in the consolidated financial statements, the significant judgments used by the Company’s management to estimate these provisions, the complexity and duration of the legal and administrative proceedings in Peru and the potential future changes in the conditions of the agreements and/or amounts recognized in the consolidated financial statements until the completion of such proceedings.

Our audit procedures in this area included, among others: evaluate the report of the Company’s external legal advisors regarding the final collaboration and benefits agreement and the administrative sanctions proceeding from INDECOPI. Read the final collaboration and benefits agreement signed by and between the Peruvian Public Prosecutor’s Office, the Attorney General’s Office and the Company on September 15, 2022. Compare the amounts described in the final collaboration and benefits agreement with the amounts recognized in the consolidated financial statements. Evaluate the adequacy of disclosures included in the Company’s consolidated financial statements.

Revenue Recognition for Engineering and Construction Contracts under the Method for Measuring Progress

The Company’s consolidated financial statements for the year ended December 31, 2022, include revenue from construction contracts for S/ 2,451 million. As discussed in note 2.W to the consolidated financial statements, the Company recognized revenue from engineering and construction contracts over time using the output method to measure the physical percentage of completion which is based on surveys of performance by the Company´s experts.

The recognition of revenue from engineering and construction contracts over time and under the output method is a key audit matter due to the importance of the amount of revenue recognized in the audited period, the significant judgments used by the Company’s management to measure the physical progress of engineering and construction projects. Specialists were required to evaluate the physical progress.

Our audit procedures in this area included, among others: evaluate the professional qualifications and the knowledge, skills and ability of the Company’s specialists involved in engineering and construction projects. Evaluate a sample of revenue from engineering and construction contracts to: (i) inspect the contracts signed between the Company and its customers to assess the effects on revenue recognition of the contractual terms; (ii) analyze the recognition of revenue from engineering and construction contracts using the corresponding supporting documentation, such as work progress, valuations and invoices made, among others; (iii) interview and review documentation prepared by Company´s project personnel; (iv) engage our technical engineer specialist to assist us in the evaluation of physical percentage-of-completion. Evaluate the adequacy of disclosures included in the Company’s consolidated financial statements.

4

Other Information

Management is responsible for the other information. The other information comprises the information included in the 2022 integrated report but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express an opinion, a conclusion, or any form of assurance thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, including the 2022 integrated report, and, in doing so, consider whether a material inconsistency exists between the other information and the consolidated financial statements, or the other information otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Other Matters

The consolidated financial statements as of and for the year ended December 31, 2021 were audited by other auditors. The auditors’ report, dated March 4, 2022, expressed an unqualified opinion on these consolidated financial statements. In addition, the other auditors issued an opinion (double dated) on May 12, 2023 on these consolidated financial statements due to the of immaterial error corrections made after March 4, 2022 and related to the recognition of revenue from and costs of engineering and construction contracts, as disclosed in note 2.AA “Immaterial correction of balances previously presented as of December 31, 2021, which was audited by the other auditors. Such note includes the corrections made by the Company’s management to the previously reported consolidated financial statements as of December 31, 2021 and January 1, 2021.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern; to disclose, as applicable, matters related to going concern; and to use the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with the Company’s governance are responsible for overseeing the Company’s financial reporting process.

AENZA S.A.A. and Subsidiaries

Consolidated Financial Statements

As of December 31, 2021 and 2022

S/	=	Sol
US$	=	US dollar

AENZA S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of December 31, 2021 and 2022

In thousands of soles	Note	2021	2022
Assets
Current assets
Cash and cash equivalents	9	957,178	917,554
Trade accounts receivable, net	10	834,632	1,078,582
Accounts receivable from related parties	11	20,817	27,745
Other accounts receivable, net	12	487,058	393,195
Inventories, net	13	488,326	346,783
Prepaid expenses		32,142	28,098
Total current assets		2,820,153	2,791,957

Non-current assets
Trade accounts receivable, net	10	683,306	723,869
Accounts receivable from related parties	11	643,897	542,392
Prepaid expenses		23,607	17,293
Other accounts receivable, net	12	201,360	285,730
Inventories, net	13	-	65,553
Investments in associates and joint ventures	14	31,173	14,916
Investment property, net	15.A	63,011	61,924
Property, plant and equipment, net	15.B	303,170	284,465
Intangible assets and goodwill, net	16	743,391	787,336
Right-of-use assets, net	15.C	47,717	50,207
Deferred tax asset	23	276,346	295,638
Total non-current assets		3,016,978	3,129,323
Total assets		5,837,131	5,921,280
Liabilities
Current liabilities
Borrowings	17	241,340	574,262
Bonds	18	69,838	77,100
Trade accounts payable	19	912,826	1,027,256
Accounts payable to related parties	11	51,004	53,488
Current income tax		94,958	69,652
Other accounts payable	20	754,981	705,442
Other provisions	21	155,545	132,926
Total current liabilities		2,280,492	2,640,126

Non-current liabilities
Borrowings	17	338,560	305,631
Bonds	18	1,191,084	792,813
Trade accounts payable	19	-	9,757
Other accounts payable	20	92,369	102,319
Accounts payable to related parties	11	50,712	27,293
Other provisions	21	329,497	569,027
Deferred tax liability	23	98,407	128,308
Total non-current liabilities		2,100,629	1,935,148
Total liabilities		4,381,121	4,575,274

Equity	22
Capital		871,918	1,196,980
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		1,131,574	1,142,092
Other reserves		(68,629)	(97,191)
Retained earnings		(893,803)	(1,342,362)
Equity attributable to controlling interest
in the Company		1,203,045	1,061,504
Non-controlling interest	31	252,965	284,502
Total equity		1,456,010	1,346,006
Total liabilities and equity		5,837,131	5,921,280

Notes from 6 to 126 are an integral part of these consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Consolidated Statement of Profit or Loss

For the years ended December 31, 2021 and 2022

In thousands of soles	Note	2021	2022
Revenue
Revenue from construction activities		2,467,477	2,451,067
Revenue from services provided		1,094,439	1,104,900
Revenue from real estate and sale of goods		579,482	849,157
Total revenue from ordinary activities arising from contracts with customers	24	4,141,398	4,405,124
Cost
Cost of construction activities		(2,373,482)	(2,465,279)
Cost of services provided		(900,317)	(926,076)
Cost of real estate and sale of goods		(454,484)	(566,138)
Cost of sales and services	25	(3,728,283)	(3,957,493)
Gross profit		413,115	447,631
Administrative expenses	25	(179,613)	(162,598)
Other income and expenses	27	(4,477)	(290,614)
Operating (loss) profit		229,025	(5,581)
Financial expenses	26.A	(196,415)	(156,474)
Financial income	26.A	2,646	15,454
Interest for present value of financial asset or liability	26.B	(63,032)	(86,014)
Share of the profit or loss of associates and joint ventures accounted for using the equity method	14	(861)	1,907
Loss before income tax		(28,637)	(230,708)
Income tax expense	28	(46,405)	(131,346)
Loss from continuing operations		(75,042)	(362,054)
Loss from discontinued operation, net of tax	35	(26,774)	-
Loss for the year		(101,816)	(362,054)

(Loss) profit attributable to:
Controlling interest in the Company		(141,770)	(451,151)
Non-controlling interest		39,954	89,097
		(101,816)	(362,054)

Loss per share attributable to controlling interest in the Company during the year	33	(0.163)	(0.403)
Diluted loss per share attributable to controlling interest in the Company during the year	33	(0.142)	(0.377)
Loss per share from continuing operations attributable to controlling interest in the Company during the year	33	(0.132)	(0.403)
Diluted loss per share from continuing operations attributable to controlling interest in the Company during the year	33	(0.115)	(0.377)

Notes from 6 to 126 are an integral part of these consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Consolidated Statement of Other Comprehensive Income

For the years ended December 31, 2021 and 2022

		For the year ended as of December 31,
In thousands of soles	Note	2021	2022
Loss for the year		(101,816)	(362,054)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		-	-
Other comprehensive income recycled		-	(7,461)
Foreign currency translation adjustment, net of tax		(5,009)	(20,911)
Exchange difference from net investment in a foreign operation, net of tax		(428)	(289)
Other comprehensive income for the year, net of tax	29	(5,437)	(28,661)
Total comprehensive income for the year		(107,253)	(390,715)
Comprehensive income attributable to:
Controlling interest in the Company		(147,425)	(479,713)
Non-controlling interest		40,172	88,998
		(107,253)	(390,715)
Total comprehensive income for the year attributable to controlling interest in the Company:
Continuing operations		(120,651)	(479,713)
Discontinued operations		(26,774)	-
		(147,425)	(479,713)

Notes from 6 to 126 are an integral part of these consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Consolidated Statement of Changes in Equity

For the years ended December 31, 2021 and 2022

In thousands of soles	Note	Number of shares in thousands	Capital	Legal reserve	Voluntary reserve	Share premium	Other reserves	Retained earnings	Total	Non-controlling interest	Total
Balances as of January 1, 2021		871,918	871,918	132,011	29,974	1,131,574	(174,793)	(738,822)	1,251,862	329,930	1,581,792
(Loss) profit for the year		-	-	-	-	-	-	(141,770)	(141,770)	39,954	(101,816)
Foreign currency translation adjustment		-	-	-	-	-	(5,230)	-	(5,230)	221	(5,009)
Exchange difference from net investment in a foreign operation		-	-	-	-	-	(425)	-	(425)	(3)	(428)
Comprehensive income of the year		-	-	-	-	-	(5,655)	(141,770)	(147,425)	40,172	(107,253)
Transactions with shareholders:
Dividend distribution	32	-	-	-	-	-	-	-	-	(42,974)	(42,974)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(27,104)	(27,104)
Additional acquisition of non-controlling		-	-	-	-	-	46,477	-	46,477	(46,477)	-
Deconsolidation Adexus S.A.		-	-	-	-	-	-	52,131	52,131	-	52,131
Reclasification of PUT option Morelco		-	-	-	-	-	65,342	(65,342)	-	-	-
Dilution of non-controlling shareholders		-	-	-	-	-	-	-	-	(582)	(582)
Total transactions with shareholders		-	-	-	-	-	111,819	(13,211)	98,608	(117,137)	(18,529)
Balances as of December 31, 2021		871,918	871,918	132,011	29,974	1,131,574	(68,629)	(893,803)	1,203,045	252,965	1,456,010
Balances as of January 1, 2022		871,918	871,918	132,011	29,974	1,131,574	(68,629)	(893,803)	1,203,045	252,965	1,456,010
(Loss) profit for the year		-	-	-	-	-	-	(451,151)	(451,151)	89,097	(362,054)
Foreign currency translation adjustment		-	-	-	-	-	(20,814)	-	(20,814)	(97)	(20,911)
Other comprehensive income recycled		-	-	-	-	-	(7,461)	-	(7,461)	-	(7,461)
Exchange difference from net investment in a foreign operation		-	-	-	-	-	(287)	-	(287)	(2)	(289)
Comprehensive income of the year		-	-	-	-	-	(28,562)	(451,151)	(479,713)	88,998	(390,715)
Transactions with shareholders:
Dividend distribution	32	-	-	-	-	-	-	-	-	(19,847)	(19,847)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(36,879)	(36,879)
Capital increase for bond’s converstion		325,062	325,062	-	-	10,518	-	-	335,580	-	335,580
Dilution of non-controlling shareholders		-	-	-	-	-	-	2,592	2,592	(735)	1,857
Total transactions with shareholders		325,062	325,062	-	-	10,518	-	2,592	338,172	(57,461)	280,711
Balances as of December 31, 2022		1,196,980	1,196,980	132,011	29,974	1,142,092	(97,191)	(1,342,362)	1,061,504	284,502	1,346,006

Notes from 6 to 126 are an integral part of these consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Consolidated Statement of Cash Flows

For the years ended December 31, 2021 and 2022

In thousands of soles	Note	2021	2022

OPERATING ACTIVITIES
Loss before income tax		(60,373)	(230,708)
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	15	98,795	74,988
Amortization of intangible assets	16.F	106,512	102,035
Impairment (reversal) of inventories		2,984	(1,972)
Impairment of accounts receivable and other accounts receivable	25(iii) y 27.C	29,389	182,114
Debt condonation	27	-	(5,244)
Impairment of property, plant and equipment	25	8,088	10,187
Impairment of intangible assets	16	-	2,530
Other comprehensive income recycled		-	(7,461)
Other provisions		62,962	294,337
Change in the fair value of the liability for put option		-	-
Renegotiation of liability for acquisition of non-controlling Morelco	27	(70,322)	(3,706)
Financial expense, net		222,453	159,774
Impairment of investment	27.C	-	14,804
Incremental cost accrued		-	-
Incremental cost of acquiring interest in joint operation		12,732	-
Share of the profit and loss of associates and joint ventures accounted for using the equity method	14.A and B	861	(1,907)
Reversal of provisions	21	(13,027)	(11,930)
Disposal (reversal) of assets		2,410	137
Profit on sale of property, plant and equipment		(3,937)	(3,889)
Loss on remeasurement of accounts receivable and accounts payable		106,613	87,477
Net variations in assets and liabilities:
Trade accounts receivable		(143,190)	(336,106)
Other accounts receivable		42,133	(133,349)
Other accounts receivable from related parties		(57,258)	22,572
Inventories		59,201	78,899
Prepaid expenses and other assets		(11,681)	16,545
Trade accounts payable		(27,375)	130,929
Other accounts payable		73,966	(86,194)
Other accounts payable to related parties		7,703	(4,737)
Other provisions		(27,964)	(41,000)
Interest paid		(146,369)	(145,773)
Payments for purchases of intangible assets - Concessions		(5,157)	(5,645)
Income tax paid		(75,641)	(124,047)
Net cash provided by operating activities		194,508	33,660
INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment		9,162	11,274
Interest received		2,474	12,894
Dividends received		3,445	380
Acquisition of investment property		(152)	(53)
Acquisition of intangible assets		(53,808)	(159,512)
Loss of deconsolidation of investment		(11,223)	-
Acquisition of property, plant and equipment		(38,087)	(63,155)
Net cash applied to investing activities		(88,189)	(198,172)
FINANCING ACTIVITIES
Borrowing received		281,079	493,031
Bonds issued	18(d)	357,424	-
Amortization of borrowings received	17.F	(542,918)	(216,195)
Amortization of leases	17.F	(5,442)	(8,536)
Amortization of bonds issued		(48,858)	(56,745)
Payment for debt transaction costs		(5,681)	(13,736)
Dividends paid to non-controlling interest	32	(25,693)	(34,477)
Cash received (return of contributions) from non-controlling shareholders		(27,104)	(36,879)
Acquisition or sale of interest in a subsidiary of non-controlling shareholders, net	27.A	(33,232)	-
Net cash (applied to) provided by financing activities		(50,425)	126,463
(Net decrease) net increase in cash		55,894	(38,049)
Exchange difference		1,116	(1,575)
Cash and cash equivalents at the beginning of the year		900,168	957,178
Cash and cash equivalents at the end of the year	9	957,178	917,554
NON-CASH TRANSACTIONS:
Capitalization of interests		1,244	937
Acquisition of assets through finance leases		104	-
Dividends declared to non-controlling interest	32	17,281	-
Acquisition of right-of-use assets		7,988	21,567
Capitalization of convertible bonds	22	-	335,580
Reclassification to other accounts receivable by Concesionaria Via Expresa Sur		-	-
Acquisition of supplier bonds		-	-

Notes from 6 to 126 are an integral part of these consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

1. General Information

A. Incorporation and Operations

AENZA S.A.A., (hereinafter the “Company” or “AENZA”) is the parent of the AENZA Corporation that includes the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in its investments in the different companies of the Corporation. In addition, the Company provides strategic and functional services and office leases to the companies of the Corporation. The Company registered office is at Av. Petit Thouars n.o 4957, Miraflores, Lima.

The Corporation is a conglomerate of companies whose operations encompass different business activities such as engineering and construction, energy, infrastructure (public concession ownership and operation) and real estate business. See details of the Corporation’s operating segments in Note 7.

B. Authorization for the Financial Statements Issuance

The consolidated financial statements for the year ended December 31, 2022 have been prepared and issued with authorization of Management and approved by the Board of Directors on May 15, 2023 and will be presented for consideration and approval to the General Shareholders’ Meeting that will be held within the terms established by Law. In Management’s opinion, the financial statements as of December 31, 2022, will be approved without any modifications.

The consolidated financial statements for the year ended December 31, 2021 were prepared and issued with the authorization of Management and approved by the Board of Directors on March 4, 2022 and were approved by the General Shareholders’ Meeting on March 31, 2022.

As indicated in note 2.AA, from the date the financial statements for the year ended December 31, 2021 were submitted to the shareholders for approval, the Company revised the balances previously presented as of December 31, 2021.

The revised consolidated financial statements for the year ended December 31, 2021 have been prepared and issued with the authorization of Management and the Board of Directors on May 15, 2023 and will be submitted for consideration and approval by the General Shareholders’ Meeting to be convened promptly.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

C. Compliance with laws and regulations

The Company is involved in a series of criminal investigations conducted by the Public Ministry of Peru and administrative proceedings conducted by the National Institute for the Defense of Competition and Protection of Intellectual Property (INDECOPI, for its Spanish Acronym) based on events that occurred between years 2003 and 2016. Such situations led to significant changes in the Company’s corporate governance structure, the opening of independent investigations and the adoption of measures to address and clarify these situations.

Criminal investigations derived from projects developed in partnership with companies of the Odebrecht Group

In connection with the Lava Jato case, the Company participated as a minority partner in six infrastructure projects with Odebrecht Group, directly or through its subsidiaries, in entities or consortia. The resulting contingency from these proceedings has been determined in the Final Collaboration and Benefits Agreement (“the Agreement”) signed with the Peruvian Public Prosecutor’s Office and Attorney General’s Office and includes the following projects: IIRSA Sur Tranches 2 and 3, IIRSA Norte, the Electric Train Construction Project (Tranches 1 and 2) and Gasoducto Sur Peruano (GSP)

Criminal investigations in relation to the Construction Club case

Cumbra Peru S.A. has been included, along with other construction companies, in the criminal investigation that the Public Ministry of Peru has been carrying out for the alleged crime of corruption of officials in relation to the so-called ‘Construction Club’. The resulting contingency from these proceedings has been determined in the Agreement with the Peruvian Public Prosecutor’s Office and the Attorney General’s Office.

Moreover, at the end of February 2020, the Public Ministry of Peru requested Unna Transporte S.A.C., be included in such criminal investigation. That request was approved in October 2021. Just like other executives of other construction companies, a former commercial manager of Cumbra Peru S.A., a former president of the Board of Directors, a former Director, and the former Corporate General Manager of the Company have been included in these criminal investigations.

The Company’s Management cannot guarantee the finding nor rule out the possibility of authorities or third parties finding additional adverse evidence not currently known with respect to other projects executed during the period under investigation. If applicable, these new facts could be included in the Agreement entered into with the Peruvian Public Prosecutor’s Office and the Attorney General’s Office.

Final Plea Agreement

On May 21, 2021, the Company entered into an Agreement with the Special Team of Peruvian prosecutors who are committed to full dedication to the knowledge of investigations related to corruption offenses of officials and related personnel, in which the company Odebrecht and others would have incurred (the “Prosecutor’s Office”) and with the ad hoc Public Prosecutor’s Office for investigations and processes related to crimes corruption of officials, money laundering and related activities allegedly committed by the Odebrecht company and others (the “Attorney General’s Office”).

On September 15, 2022, the Agreement was entered into between the Peruvian Public Prosecutor’s Office, the Attorney General’s Office and the Company, whereby AENZA S.A.A. accepted they were utilized by certain former executives to commit illicit acts in a series of periods until 2016, and committed to pay a civil compensation to the Peruvian Government of approximately S/ 488.9 million (approximately S/ 333.3 million and US$ 40.7 million, respectively) calculated according to the formulae established by Law 30737.

According to the Agreement, payment shall be made within twelve (12) years at a legal interest rate in soles and dollars (3% and 1% annual interest as of December 31, 2022, respectively). The Company also undertakes to establish a series of guarantees after the approval (by which the judge verify that the agreement are in accordance with Law) of the Agreement, composed of i) a trust agreement that includes shares issued by a subsidiary of the Company, ii) mortgage on a property owned by the Company, and iii) a guarantee account with funds equivalent to the annual installment for the following year. Among other conditions, the Agreement includes a restriction for AENZA S.A.A. and subsidiaries Cumbra Peru S.A. and Unna Transporte S.A.C. to participate in public construction and road maintenance contracts for 2 years from the approval of the Agreement. The other member companies of the Corporation are not subject to any impediment or prohibition to contract with the Peruvian Government. As of December 31, 2022, the Company recognized in its financial statements the total liabilities associated to the Agreement for S/488.9 million (Note 21.a) recognizing an expense of S/258.3 million under “Other Income and Expenses” and an exchange difference income of S/9.5 million under “Financial Expenses” in 2022 (Note 26.A) (As of December 31, 2021, the balance is S/240.1 million).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

As of December 31, 2022, and as of the reporting date of the consolidated financial statements, in the opinion of the Company’s Management and legal advisors, the civil compensation covers the total contingency to which the Company is exposed to as a result of the investigations revealed since 2017. Nevertheless, the Agreement enforceability is subject to court approval and its terms and conditions are subject to confidentiality provisions.

Investigations and administrative process initiated by INDECOPI in relation to the Construction Club case

On July 11, 2017, the INDECOPI initiated an investigation against several Peruvian construction companies (including Cumbra Peru S.A.), about the existence of an alleged cartel called the Construction Club.

On February 11, 2020, the subsidiary Cumbra Peru S.A. was notified by the Technical Secretariat (the “TS”) of the Free Competition Defense Commission of INDECOPI with the resolution that begins a sanctioning administrative procedure involving a total of 35 companies and 28 natural persons, for alleged anticompetitive conduct in the market of Public Works.

On November 17, 2021, the Commission imposed a fine of approximately S/67 million against Cumbra Peru S.A., which is currently being challenged and is pending of resolution by the final administrative instance within the INDECOPI Court. As of December 31, 2022, Cumbra Peru S.A. recorded an provision amounting to S/52.4 million (as of December 31, 2021 a present value equivalent to S/52.6 million was recorded).

Investigations and administrative process initiated by INDECOPI in relation to the labor recruitment market

On February 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. were notified with Resolution 038-2021/CLC-INDECOPI, by means of which the National Directorate of Research and Promotion of Free Competition of INDECOPI decided to initiate an administrative sanctioning procedure regarding the alleged horizontal collusive practice in the modality of concerted sharing of suppliers in the market of hiring workers in the construction sector at national level from 2011 to 2017.

On April 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. proposed a cease-and-desist agreement for the early termination of the sanctioning administrative procedure, where they (i) accepted the alleged conduct, (ii) committed to comply with a free competition rules compliance program during years 2022, 2023, and 2024, and (iii) committed to paying a compensation amounting to S/ 2.7 million in two installments (the first one within 60 days after the notification of the Resolution approving the cessation undertaking and the second one within 12 months). By means of Resolution 054-2022/CLC-INDECOPI dated August 19, 2022, the INDECOPI approved the proposed cease-and-desist agreement and concluded the sanctioning procedure.

2. Basis of Preparation and Significant Accounting Policies

Significant accounting policies applied to prepare the consolidated financial statements are detailed below. These policies have been applied consistently to all years presented in these financial statements; unless otherwise indicated.

Going concern basis of accounting

Management continues to have a reasonable expectation that the Corporation has adequate resources to continue in operation for a reasonable period of time and that the going concern basis of accounting remains appropriate. Following the Post Covid stabilization process initiated in 2021, the Corporation was able to regain operational control of all its operations in 2022. As of December 31, 2022 AENZA’s consolidated backlog amounted to S/5,327.6 million (US$1,394.7 million). Corporation believes that backlog provides visibility for potential growth in the coming years and that is strategically targeted to key end-markets such as mining, infrastructure, power, energy and real estate. As a leading Peruvian conglomerate in Infrastructure, Energy, Real Estate, and Engineering & Construction segments with a diversified and difficult-to-replicate portfolio of best-in-class assets and an attractive growth strategy, the Corporation is well-positioned to capitalize upon the significant infrastructure deficit and other business opportunities in Latin America.

For the year ended 2022, the Corporation’s current assets as of December 31, 2022 were S/2,792 million and the Corporation’s cash and cash equivalents were S/917.6 million. As of December 31, 2022, Corporation had a total outstanding indebtedness of S/1,690.7 million (US$442.6 million). In 2022, the Corporation recognized a loss of the year of S/362.1 million, which were affected primarily by non-recurring costs in relation to past projects in the E&C segment and the provision related to the Plea Agreement signed on September 15, 2022. For the year ended December 31, 2022, the Company recognized in its financial statements the total liabilities associated with the Plea Agreement recognizing an expense of S/258.3 million. In this sense, AENZA is committed to pay a civil compensation to the Peruvian Government of approximately S/488.9 million. Additionally, on March 17, 2022, the Corporation entered into a bridge loan credit agreement for up to US$120 million that matures in October 2023.

The appropriateness of the going concern basis of accounting is dependent on the continued availability of borrowings. Management has the ability to take the following mitigation actions to preserve liquidity and optimize the Group’s cash flow:

-	Reducing non-essential capital expenditures and deferring or cancelling discretionary spend;

-	Financial restructuring, including a short-term and long-term structural solutions and capital increase.

Based on these factors, Management has a reasonable expectation that the Corporation has adequate resources headroom.

A. Basis of preparation

i. Basis of accounting

The consolidated financial statements of the Company and its Subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standard Board (IASB) effective as of December 31, 2022.

ii. Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, according to the Corporation’s accounting records, except for derivative financial instruments and investment property, which are measured at fair value.

iii. Responsibility for the information

The information contained in these financial statements is the responsibility of the Management of the Corporation that expressly states that all the principles and criteria included in the IFRSs as issued by the IASB, effective as of December 31, 2021 and 2022, have been applied.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

iv. Functional and presentation currency

These consolidated financial statements are presented in soles (S/), which is the Corporation’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated. The functional currencies of the Subsidiaries domiciled in Chile and Colombia are CLP (Chilean Pesos) and COP (Colombian Pesos), respectively.

v. Use of judgments and estimates

In preparing these consolidated financial statements, Management has made judgments and estimates that affect the application of the accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

■	Revenue recognition: identification of performance obligations and determination of revenue recognition at a point in time (Note 2.W).

■	Lease term: whether the Company and its Subsidiary are reasonably certain to exercise extension options in leases (note 2.Y).

■	Estimate of current tax payable and current tax expense in relation to an uncertain tax treatment (Note 2.R).

Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as of December 31, 2021 and 2022, that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities is included in the following notes:

■	Measurement of expected credit losses (ECL) allowance for trade receivables and contract assets: (Note 2.I);

■	Recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources (Note 2.T);

■	Recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized in previous periods (Note 2.R);

■	Allowance for inventory obsolescence (Note 2.J);

■	Allowance for useful lives and residual values of property, plant, and equipment (Note 2.L).

Measurement of fair values

A number of the Corporation’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified. The Company regularly reviews significant unobservable inputs and valuation adjustments.

When measuring the fair value of an asset or a liability, the Corporation uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	Measurement based on quoted prices in active markets for identical assets or liabilities.

Level 2:	Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

Level 3:	Measurement based on inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs, generally based on internal estimates and assumptions of the Corporation).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Corporation recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during the period which the change occurred.

B. Consolidation of financial statements

i. Subsidiaries

The Company ‘controls’ an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Business acquisition-related costs are expensed as incurred. Balances, income, and expenses from transactions between Corporation companies are eliminated. Profits and losses resulting from inter-group transactions that are recognized as assets are also eliminated.

ii. Business Combinations

The Corporation accounts for business combinations using the acquisition method when control is transferred to the Corporation. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred.

iii. Non-controlling interests

For each business combination, the Corporation shall select between measuring the non-controlling interests in the acquiree at fair value or at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Changes in the Corporation’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iv. Associates

Associates are those entities in which the Corporation has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Corporation has joint control, whereby the Corporation has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and the joint venture are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Corporation’s share of the profit or loss and OCI of equity-accounted investees, until the date on which significant influence or joint control ceases.

v. Joint arrangements

Under IFRS 11, investments in joint arrangements are classified as either a joint operation or as a joint venture depending upon each investor’s rights and obligations arising from the arrangement. The Corporation has assessed the nature of its joint arrangements and determined that they are joint ventures.

Joint ventures are accounted for using the equity method. Under the equity method, interest in joint ventures is initially recognized at cost and adjusted thereafter to recognize the Corporation’s share of post-acquisition profits and losses, as well as movements in other comprehensive income. When the Corporation’s share in the losses of a joint venture equals or exceeds its interest in such joint venture (including any long-term share that is substantially part of the Corporation’s net investment in the joint venture), the Corporation does not recognize additional losses, unless it has assumed obligations or made payments on behalf of the joint ventures.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

Unrealized gains on transactions between the Corporation and its joint ventures are eliminated to the extent of the Corporation’s interest in such joint ventures. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the transferred asset. Gains arising from the application of the equity of accounting method are recognized in the consolidated statement of profit or loss and other comprehensive income.

In the Corporation, joint operations mainly relate to consortia (entities without legal personality) created for the development of construction contracts. Considering that the only objective of this type of consortium is to develop a specific project, all revenue and costs are included within revenue from construction activities and cost of construction activities, respectively.

vi. Changes in ownership interest in a subsidiary that do not result in a loss of control

Transactions with non-controlling shareholders that do not result in loss of control are accounted for as equity transactions, i.e. as transactions with owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of shares to non-controlling shareholders are also recorded in equity at the time of disposal.

vii. Disposal of subsidiaries

When the Corporation loses control of a subsidiary, any interest retained in said entity is remeasured at its fair value at the date it loses control of the subsidiary, and any change in respect to the carrying amount is recognized in profit or loss. Subsequently, said fair value is considered the initial carrying amount for purposes of accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Corporation had directly disposed of the related assets or liabilities. This means that the amount previously recognized in other comprehensive income could be reclassified to profit or loss for the year.

viii. Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Corporation’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

C. Foreign currency translation

i. Functional and presentation currency

These consolidated financial statements are presented in soles (S/), which is the Corporation’s functional and presentation currency. All subsidiaries, joint arrangements, and associates use the Peruvian sol as their functional currency, except for foreign subsidiaries, for which the functional currency is the currency of the country in which they operate.

ii. Transactions and balances

Transactions in foreign currency are translated into functional currency at the exchange rates at the dates of the transactions or the valuation date in the case of items that are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the statement of profit or loss, except when deferred in other comprehensive income. Foreign exchange gains and losses of all monetary items are included in the statement of other comprehensive income under ‘Exchange difference, net’.

Exchange differences arising from foreign currency loans granted by the Company to its subsidiaries are recognized in profit or loss both in the consolidated financial statements of the Company and in the separate financial statements of the subsidiaries. In the consolidated financial statements, such exchange differences are recognized in other comprehensive income and are reclassified to profit or loss in the event of the disposal of the subsidiary or debt repayment to the extent such loans qualify as part of the “net investment in a foreign operation.”

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

iii. Corporation companies

The results and financial position of the Corporation entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the Corporation’s presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each statement of financial position are translated at the closing rate at the date of that consolidated statement of financial position;

(ii)	income and expenses for each statement of profit or loss are translated at the average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate prevailing on the date of the transaction);

(iii)	capital is translated by using the historical exchange rate for each capital contribution made; and

(iv)	all resulting exchange differences are recognized as separate components in other comprehensive income, under ‘Translation of net investment in foreign operations’.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate. Exchange differences are recognized in other comprehensive income.

D. Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the Corporation’s Management.

If there are changes in the internal organization in a manner that causes the identification of operating segments to change, the Corporation shall restate the comparative information for earlier periods unless the information is not available.

E. Public service concessions

Concession agreements entered into between the Corporation and the Peruvian government whereby the Corporation, acting in its capacity as concessionaire, assumes obligations for the construction and improvement of infrastructure, and which qualify as public service concessions are accounted as defined by IFRIC 12 Service Concession Arrangements. Under these arrangements, the government controls and regulates the infrastructure services provided by the Company and establishes to whom these services are to be provided and at what prices. The concession agreement establishes the obligation to return the infrastructure to the grantor at the end of the concession term or when there is any expiration event. This feature gives the grantor the control over the risks and rewards of the residual value of the assets at the end of the concession term. For this reason, the Company will not recognize infrastructure as part of its premises, plant, and equipment. The consideration to be received from the Peruvian government for public infrastructure construction or improvement activities is recognized as a financial asset, intangible asset, or both, as set forth below:

i.	It is recognized as a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset either because the government guarantees to pay specified or determinable amounts or because the government covers the shortfall between the amounts received, as concessionaire, from users of the public service and specified or determinable amounts. These financial assets are initially recognized at fair value, and, subsequently, at amortized cost (financial asset model).

ii.	It is recognized as an intangible asset to the extent that the agreement provides the Corporation with a contractual right to charge users for public services rendered. The resulting intangible asset measured at cost is amortized as described in Note 2.M (intangible asset model).

iii.	It is recognized as a financial asset and an intangible asset when the Corporation is paid partly by a financial asset and partly by an intangible asset (bifurcated model).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

F. Financial instruments

i. Recognition and initial measurement

Trade accounts receivable are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Corporation becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade account receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not measured at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to its acquisition or issue. An account receivable without a significant financing component is initially measured at the transaction price.

ii. Classification and subsequent measurement

■	Financial assets

On initial recognition, assets are classified as measured at amortized cost or Fair Vale Through Profit and Loss (“FVTPL”). The classification depends on the purpose for which the financial assets were acquired based on the Company’s business model for managing the financial assets and the characteristics of the contractual cash flows of the financial asset.

Management determines the classification of its financial assets at the date of initial recognition and reevaluates this classification as of the date of each consolidated financial statement closing. As of December 31, 2021 and 2022, the Company only holds financial assets at amortized cost.

A financial asset is measured at amortized cost if both of the following conditions are met and is not measured at FVTPL:

-	It is held within a business model whose objective is to hold the financial assets to collect contractual cash flows; and

-	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or fair value through other comprehensive income as described above are measured at FVTPL. This includes all derivative financial assets that are not cash flow hedge. On initial recognition, the Corporation may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch or recognition that would otherwise arise.

Subsequent measurement and gains and losses:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses, and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

The Corporation classified its financial assets at amortized cost.

■	Financial liabilities

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, and are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest income and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

iii. Derecognition

Financial assets

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset.

The Corporation enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Corporation derecognizes a financial liability when its contractual obligations are discharged or canceled, or expire. The Corporation also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iv. Offsetting

Financial assets and financial liabilities are offset, and the net amount presented in the consolidated statement of financial position when, and only when, the Corporation currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

v. Derivative financial instruments and hedge accounting

The Corporation considers a financial asset to be nonperforming when contractual payments are more than 365 days past due. However, in certain cases, the Corporation may consider a financial asset to be nonperforming when internal or external information indicates that it is unlikely that the contractual amounts due will be received before the Corporation executes the guarantees received. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivative financial instruments are measured at fair value, and changes therein are generally recognized in profit or loss. The Corporation designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates and interest rates.

At inception of designated hedging relationships, the Corporation documents the risk management objective and strategy for undertaking the hedge. The Corporation also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.

As of December 31, 2021 and 2022, the Corporation does not hold derivative financial instruments.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

G. Impairment

i. Financial assets

Financial instruments and contract assets

The Corporation considers a financial asset to be nonperforming when contractual payments are more than 365 days past due. However, in certain cases, the Corporation may consider a financial asset to be nonperforming when internal or external information indicates that it is unlikely that the Corporation will receive the contractual amounts due before the Company executes the guarantees received. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

IFRS 9 Financial Instruments requires that expected credit losses be recorded for all financial assets, except those carried at FVTPL, estimating them over twelve months or over the lifetime of the financial instrument (“lifetime”). Under this standard, the Company applies the general approach for trade and other accounts receivable, which requires assessing whether credit risk has significantly increased to determine whether the loss shall be estimated based on 12 months after the reporting date or during the lifetime of the asset.

Loss allowances for trade receivables are always measured at an amount equal to lifetime expected credit loss (“ECL’s”). When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Corporation’s historical experience and informed credit assessment, loss of the time value of money and individual analysis of the clients (considering their geographical location).

At each reporting date, the Corporation assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

■	significant financial difficulty of the issuer or debtor;

■	a breach of contract such as a default or being more than 90 and 180 days past due;

■	it is probable that the debtor will enter bankruptcy or other financial reorganization; or

■	the disappearance of an active market for a security because of financial difficulties.

For financial assets for which the Company has no reasonable expectation of recovering either all or a portion of the outstanding amount, the gross carrying amount of the financial asset is reduced. This is considered a (partial) derecognition of the financial asset.

The gross carrying amount of a financial asset is written off when the Corporation has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers and for corporate customers, the Corporation individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Corporation expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Corporation’s procedures for recovery of amounts due.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

ii. Non-financial assets

At each reporting date, the Corporation reviews the carrying amounts of its non-financial assets (other than investment property, inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets with an indefinite useful life are tested annually for impairment.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or Cash Generating Unit’s (“CGU”). Goodwill arising from a business combination is allocated to CGU or group of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

H. Cash and cash equivalents

In the consolidated statement of financial position and cash flows, cash and cash equivalents include cash on hand, demand deposits with banks, other highly liquid investments with maturities of three months or less and bank overdrafts. In the consolidated statement of financial position, bank overdrafts are included in the balance of other financial liabilities as current liabilities.

I. Trade accounts receivable

Trade accounts receivable are amounts due from customers for goods or services sold by the Corporation. If any trade account receivable is expected to be collected within one year, it is classified as current; otherwise, it is classified as non-current.

Trade accounts receivable are initially recognized at transaction value, and subsequently, they are measured at amortized cost using the effective interest method, less any provision for impairment, except for trade accounts receivable of less than one year that are recorded at face value which is similar to their fair values due to their short-term maturity.

It includes Management’s estimates corresponding to collection rights for services performed but not yet invoiced and/or approved by client, which have been valued using the percentage of completion method. It corresponds mainly to the Engineering and Construction segment (subsidiaries Cumbra Peru S.A. and Cumbra Ingenieria S.A.). In the Infrastructure segment, concerning concessions, it corresponds to future collections for public services, mainly represented by unconditional contractual rights to be received from the Grantor under the financial asset model (Note 2.E)

J. Inventories

The inventories include land, work-in-progress and finished buildings related to the real estate activity, materials used in the construction activity, and supplies traded as part of the exploration and extraction activity.

i. Real Estate Activity

Land used for the execution of real estate projects is recognized at acquisition cost. Work-in-progress and finished real estate include the costs of design, materials, direct labor, borrowing costs (directly attributable to the acquisition, construction, production of the qualifying asset), other indirect costs, and general expenses related to the construction.

The lands used for real estate projects with launch date in future periods are presented as non-current asset.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

Net realizable value is the estimated selling price in the ordinary course of business, less applicable selling expenses. Annually, the Corporation reviews whether inventories have been impaired identifying three groups of inventories to measure their net realizable value: i) land bought for future real estate projects which are compared to their appraisal value, if the acquisition value is higher, a provision for impairment is recognized; ii) land under construction: in this case impairment is measured based on cost projections; if these costs are higher than selling prices of each real estate unit, an estimate for impairment is recorded; and iii) finished real estate units: these inventory items are compared to the selling prices less commercialization costs; if they are higher, a provision for impairment is recorded.

For the reductions in the carrying amount of these inventories to their net realizable value, a provision is recognized for impairment of inventories with a charge to profit or loss for the year in which those reductions occur.

ii. Exploration and extraction activities

Inventories are valued at the lower of production costs and net realizable value (“NRV”), on the basis of the weighted average method. The NRV represents the value at which it is estimated to realize oil, gas and its derivatives LPG and Saturated Acyclic Hidrocarbons, which is calculated on the basis of international prices less the discounts usually granted. Miscellaneous supplies, materials, and spare parts are valued at the lower of cost and replacement value, based on the average method. The cost of inventories excludes financing expenses and exchange differences. Inventories in transit are recorded at cost, using the specific identification method.

The Corporation registered a provision for materials impairment to profit and loss for the cases in which book value exceeds recoverable value.

iii. Other activities

Materials and supplies are recorded at the lower of cost (by the weighted average method) and their replacement cost. The cost of these items includes freight and non-refundable applicable taxes.

Impairment of these items is estimated on the basis of specific analyses performed by Management on their turnover. If it is identified that the carrying amount of inventories of materials and supplies exceeds their replacement value, the difference is charged to profit or loss in the period in which this situation is determined.

Management considers that, as of the date of the consolidated financial statements, it is not necessary to record provisions additional to those recognized in the financial statements to cover losses due to obsolescence of these inventories.

K. Investment properties

Investment properties are shown at cost less their accumulated depreciation and impairment losses, if any. Subsequent costs attributable to investment properties are capitalized only if it is probable that future economic benefits will flow to the Company and the cost of these assets can be measured reliably; otherwise, they are recognized as expenses when incurred.

Maintenance and repair expenses are recognized in profit or loss in the period when they are incurred. If the carrying amount of a property is greater than its estimated recoverable amount, it is immediately reduced to its recoverable amount.

Depreciation is calculated under the straight-line method at a rate that is considered sufficient to absorb the cost of assets at the end of the useful life and considering their significant components, with substantially different useful lives (each component is accounted for separately for depreciation purposes and is depreciated over its separate useful life). The estimated useful lives of those properties range from 5 to 50 years.

These investment properties have been leased under operating leases to third parties.

L. Property, plant, and equipment

i. Recognition and measurement

These assets are stated at historical cost less accumulated depreciation and accumulated losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of these items.

Assets under construction are capitalized as a separate component. Upon completion, the cost of these assets is transferred to their definitive category. Replacement units are assets whose depreciation begins when units are installed for use within the related asset.

ii. Subsequent expenditure

Subsequent expenditures are included in the carrying amount of the asset or they are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits will flow to the Corporation, or are likely to extend the estimated useful life of the asset, and the cost of these assets can be measured reliably. Maintenance and repair expenses are presented in the consolidated statement of profit or loss in the period when incurred.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

iii. Depreciation

Depreciation is calculated using the straight-line method based on the estimated useful life of the asset. The estimated useful lives are as follows:

Years
Buildings and premises	3 to 50
Machinery and equipment	2 to 20
Vehicles	2 to 10
Furniture and fixtures	2 to 10
Other equipment	2 to 10

Depreciation of machinery and equipment, and vehicles recognized as “Major equipment” is calculated based on their hours of use. Under this method, the total number of hours that the machinery and equipment can operate is estimated and an hourly value is established.

The residual value and the useful life of an asset are reviewed and adjusted, if necessary, at year-end. Profit or loss for the sale of assets are recognized in ‘Other income and expenses’ in the statement of profit or loss. Regarding joint operations that carry out construction activities, the difference between the proceeds from disposals of fixed assets and their carrying amount is shown within ‘Revenue from construction activities’ and ‘cost of construction activities’, respectively.

M. Intangible assets

i. Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the purchase consideration, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the fair value of the net identifiable assets. If the purchase consideration, the amount of any non-controlling interest in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree is lower than the fair value of the net assets of the acquired subsidiary, then the difference is recognized in the statement profit or loss.

Goodwill arising from a business combination is allocated to each cash-generating unit (CGU), or group of CGUs, that are expected to benefit from the business combination. Goodwill is monitored at the operating segment level.

Goodwill is tested for impairment at least annually or more often if there is evidence of impairment. Any impairment is recognized as an expense in ‘Other income and expenses’ and cannot be reversed later.

ii. Trademarks

Separately acquired trademarks are shown at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Management has determined that these trademarks have indefinite useful lives.

The trademark is tested for impairment at least annually or more often if there is evidence of impairment. Any impairment is recognized as an expense in ‘Other income and expenses, net’. The carrying amount written off due to impairment is reviewed at each reporting date to verify possible reversals of the impairment and is recognized in ‘Other income and expenses’.

iii. Concession rights

The intangible asset related to the right to charge users for the services covered by the concession (Notes 2.E and F) is initially recorded at the fair value of construction or improvement services and, prior to the beginning of amortization, an impairment test is performed; it is amortized using the straight-line method, from the date revenue from services starts using the effective period of the concession agreement.

iv. Contractual customer relationships

Contractual customer relationships are assets resulting from business combinations that were initially recognized at fair value, determined on the basis of the present value of the expected net cash flows from such relationships, over a period of time based on the estimated customer tenure (the estimation of useful life is based on the contract terms which fluctuates between 5 and 9 years). The useful life and the estimate of impairment of these assets are individually assessed.

v. Cost of well development

Costs incurred during the development phase associated with the preparation of the wells for the extraction of hydrocarbons from the lots located in Talara, are capitalized as part of intangible assets. These costs are amortized over the useful lives of the wells (estimated in remaining periods for Lots I and V and the unit-of-production method for Lots III and IV), until the end of the term of the contracts with Perupetro. The Lot I contract expired in 2021 and Lot V contract will expire in 2023.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

The Corporation has established the Successful Efforts Method as its policy for the recognition and evaluation of exploration oil assets. During 2021, an exploratory well was drilled in Block IV, obtaining successful results. In 2022, no exploratory well drilling activities were carried out.

vi. Software

Software development costs that are directly attributable to the design and testing of identifiable and unique software controlled by the Corporation are recognized as intangible assets when the following criteria are met:

■	it is technically feasible to complete the software so that it will be available for use;

■	Management has the intention to complete the software and use or sell it;

■	there is an ability to use or sell the software;

■	it can be demonstrated that the software is likely to generate future economic benefits;

■	the technical, financial and other resources necessary to complete the development of the software to enable its use or sale are available; and

■	expenses attributable to the software during its development can be reliably measured.

Other development costs that do not meet these recognition criteria are recognized in profit or loss as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Software development costs recognized as assets are amortized over their estimated useful lives, which range from 2 to 12 years.

vii. Surface rights

It refers to the rights held by the subsidiary Promotora Larcomar S.A. Land use rights are stated at historical cost less amortization and any accumulated impairment losses. The useful life of the surface rights is 60 years according to the signed contract and may be extended if agreed by parties. Amortization will begin when it becomes ready for its intended use by Management.

N. Trade accounts payable

Trade accounts payable are obligations to pay for goods or services acquired from suppliers in the ordinary course of business. Accounts payable are classified as current liabilities if payment is to be made in a year or less (or in the normal operating cycle of the business if it is higher); otherwise, they are presented as non-current liabilities.

Accounts payable are initially recognized at fair value, and subsequently, they are measured at amortized cost using the effective interest method, except for trade accounts payable of less than one year that are recorded at face value which is similar to their fair values due to their short-term maturity.

O. Financial liabilities at FVTPL

Financial liabilities designated at initial recognition at FVTPL are designated at the initial recognition date, and only if the criteria of IFRS 9 are met. The Corporation does not maintain financial liabilities at fair value.

P. Other financial liabilities

They correspond to loans and bonds issued by the Corporation, which are initially recognized at their fair value, net of transaction costs incurred. These financial liabilities are subsequently recorded at amortized cost. Any resulting difference between the funds received (net of transaction costs) and the redemption value is recognized in the statement of profit or loss during the loan term using the effective interest method.

Costs incurred to obtain these financial liabilities are recognized as transaction costs to the extent that it is probable that a part or the whole loan will be received. In this case, these charges defer until the loan is received.

Q. Borrowing costs

Borrowing costs are recognized in profit or loss in the period in which they have been incurred, except for intangible assets and inventories in which the borrowing costs are capitalized.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

General and specific borrowing costs directly attributable to acquisitions, construction or development of qualifying assets, which are assets that necessarily take a substantial period of time (more than twelve months) to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. The Corporation suspends the capitalization of borrowing costs during the periods in which the development of activities of a qualifying asset has been suspended. The income obtained from the temporary investment of specific borrowings that have not yet been invested in qualifying assets is deducted from the borrowing costs eligible for capitalization.

R. Current and deferred income tax

Income tax of the period comprise current and deferred income tax. Tax is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in the statement of other comprehensive income or directly in equity. In this case, the tax is also recognized in the statement of other comprehensive income or directly in equity, respectively.

The current tax is calculated on the basis of the tax laws enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management, where applicable, makes provisions on the amounts expected to be paid to the tax authorities.

A provision is recognized for those matters for which the determination of taxes is uncertain, but it is considered probable that there will be a future outflow of economic resources to a tax authority. Provisions are measured at the best estimate of the amount expected to be paid. The assessment is based on the tax judgment of professionals within the Company supported by prior experience in relation to such activities and in certain cases based on specialized independent tax advice.

Deferred income tax is recognized on temporary differences arising from tax basis of assets and liabilities, and their balances in consolidated financial statements. A deferred income tax asset is only recognized to the extent that it is probable that future taxable profits will be available, against which temporary differences can be utilized. Deferred income tax is determined using tax rates and legislation enacted as of the date of the consolidated statement of financial position that are expected to be applied when the deferred tax is realized or paid. A deferred tax asset is only recognized so far as it is probable that there would be future tax benefits against which temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Corporation and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax arising from the initial recognition of goodwill is not recognized; likewise, the deferred tax is not recorded if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination that does not affect the accounting or tax profit or loss at the time of the transaction.

S. Employee benefits

The Corporation recognizes a liability when the employee has rendered services in exchange for which is entitled to receive future payments and an expense when the Corporation has consumed the economic benefit from the service rendered by the employee in exchange for the benefits in question.

The Corporation determines employee benefits in accordance with current labor and legal regulations and classifies them as short-term benefits, long-term benefits, and termination benefits.

Short-term benefits are those other than severance indemnities, the payment of which is settled in the twelve months following the end of the period in which the employees have rendered their services; they correspond to current compensation (wages, salaries, and social health contributions), annual and sick leave, profit sharing and incentives and other non-monetary benefits.

Long-term benefits are those benefits to be paid more than twelve months after the end of the period in which the services have been rendered. As of December 31, 2021 and 2022, the Corporation did not grant benefits under this category.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

Termination benefits are those benefits payable as a result of: (i) the entity’s decision to terminate the employee’s contract before the retirement date, and (ii) the employee’s decision to voluntarily accept the termination of the employment relationship.

i. Short-term benefits

Current compensation

Current compensation consists of wages, salaries, social health contributions, legal bonuses and compensation for length of service (CTS, for its Spanish acronym). Wages, salaries and social health contributions are paid monthly based on the consideration for services rendered.

The Corporation entities recognizes the expense for legal bonuses and their related liabilities under laws and regulations currently in force in Peru, Chile, and Colombia. In Peru, legal bonuses correspond to two monthly payments which are accrued based on the consideration for the service. There are no legal bonuses in Chile; in Colombia, it is called service bonus and corresponds to a monthly remuneration per year.

Compensation for length of service (CTS) corresponds to the employee’s indemnity rights which are accrued based on the consideration for the service rendered calculated in accordance with the legislation in force in each country where the entities comprising the Corporation operate. They are determined as follows: (i) in Peru, it is equivalent to half the compensation in force at the date of payment and is made through deposit in bank accounts designated by the workers in the months of May and November of each year; (ii) in Colombia, it is equivalent to 8.33% of the monthly remuneration, and (iii) in Chile this benefit is not available.

Annual paid absences

Personnel’s annual vacations are recognized on an accrual basis. The provision for estimated liability corresponding to personnel’s annual vacations, resulting from services rendered by the employees, is recorded on the date of the statement of financial position and corresponds to: (i) one month for personnel in Peru, (ii) fifteen days for personnel in Colombia, and (iii) in the case of Chile, they are subject to the worker’s seniority and range from fifteen to thirty days.

Profit sharing and incentives

The workers’ profit sharing is determined on the basis of the legal provisions in force in each country where the entities of the Corporation operate, as follows: (i) in Peru, it is equivalent to 5% of the taxable base determined by each Company of the Corporation, in accordance with current income tax legislation, (ii) in Chile, workers’ profit sharing is a component of the remuneration (equivalent to 4.75 minimum wages per year) or 10% of the profit, to be determined by the employer, (iii) in Colombia, these benefits are not provided to employees.

ii.	Termination benefits

The Corporation entities recognize liabilities and expenses for severance indemnities when they occur, based on the legal provisions in force in each country. Under Peruvian law, compensation for arbitrary dismissal for personnel with indefinite-term contracts is 1.5 times the monthly compensation for each year worked, up to a maximum of twelve monthly compensations.

Under Colombian legislation, for the first year worked, the equivalent of 30 days of salary is granted, and from the second year on, the compensation will be the equivalent of 20 days of salary for each additional year (or the proportion); under the legislation of Chile, the employee receives a compensation of thirty days of monthly salary for each year worked with a maximum of 330 days.

T. Other provisions

Provisions are recognized when the Corporation has a present obligation, either legal or constructive, as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation and it is possible to reliably estimate its amount. Provisions are reviewed at the end of each period. If the time value of money is significant, provisions are discounted using a pre-tax rate that reflects, when appropriate, specific risks of liabilities. The reversal of the discount due to the passage of time results in an increase of the obligation which is recognized with a charge to the statement of profit or loss as a finance cost.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

Contingent obligations are disclosed when their existence will only be confirmed as a result of future events or when the amount cannot be measured reliably. Contingent assets are not recognized and are disclosed only if it is probable that the Corporation will generate economic benefits in the future.

Provision for the closure of oil production wells

Subsidiary Unna Energia S.A. recognizes a provision for the closure of operating units that correspond to the legal obligation to close oil production wells once the production phase has been completed. At the initial date of recognition, the liability that arises from said obligation is measured at fair value and discounted to present value, following the valuation techniques established in IFRS 13 Fair Value Measurement; accordingly, the same amount is simultaneously charged to the intangible account in the statement of financial position.

Subsequently, the liability will increase in each period to reflect the financial cost considered in the initial measurement of the discount, and the capitalized cost will be depreciated based on the useful life of the related asset. When a liability is settled, the subsidiary recognizes any gain or loss that may arise. The fair value changes estimated for the initial obligation and interest rates are recognized as an increase or decrease in the carrying amount of the obligation and related asset, according to IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities. Any reduction in this provision, and therefore, any reduction in the related assets which exceeds the carrying amount of the asset, will be immediately recognized in the statement of comprehensive income.

If the review of the obligation resulted in the need to increase the provision, and as a result, the carrying amount of the related asset also increases, the subsidiary takes into account whether this increase corresponds to an indication that the asset has become impaired and if so, impairment tests will be conducted (Note 2.G).

U. Put option arrangement

In the case of a put option contract on the equity of a subsidiary that allows the shareholder to reallocate its shares in a certain period, the amount payable under the option is initially recognized at the present value of the reimbursement under ‘Other accounts payable’, directly charged to equity. The charge to equity is recorded separately as put options subscribed on the non-controlling interest.

Subsequently, the financial liability is updated by changes in the assumptions on which the estimation of the expected cash flows is based and by the financial component due to the passage of time. The effects of this update are recognized in profit and loss.

In 2021, Cumbra Peru S.A. acquired the entire non-controlling interest of the subsidiary Morelco S.A.S. As of December 31, 2022, Cumbra Peru S.A. the liability was totally paid.

V. Capital

Common shares are classified as equity and are determined using the par value of the shares that have been issued.

Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction of the received amount, net of taxes.

W. Revenue from contracts with customers

Revenues from contracts with customers are recognized, for each performance obligation, either during a period of time or at a point in time, depending on which method best reflects the transfer of control of the underlying products or services to the obligation of particular performance with the customer.

The Corporation recognizes the revenue through the application of the five steps defined in the regulations: i) identifying the contract with the customer; ii) identifying performance obligations in the contract; iii) determining the transaction price; iv) allocating the transaction price to performance obligations; and v) recognizing revenue when (or as) a performance obligation is satisfied.

The following describes the Corporation’s policy of recognition for each type of revenue in line with IFRS 15:

i. Engineering and construction

Revenues from engineering and construction (E&C) contracts are recognized over time as the customer simultaneously receives and consumes the benefits provided by the Corporation’s performance, the Corporation’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; and the Corporation’s performance does not create an asset with an alternative use. For these reason, the Corporation accounts for revenue over time by measuring the progress towards complete satisfaction of its performance obligations under each contract.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

The Corporation applies the output method to measure the physical percentage-of-completion which is based on surveys of projects performance by the Corporation’s experts. The Corporation considers this method depicts the transfer of control of the goods or services to the customers, as it reflects also an enforceable right to payment by the Corporation for work performed to date.

The Corporation assesses whether one or more of the following factors has been satisfied: a) the contract, applicable law or other evidence provides a legal basis for the modification; b) additional costs were caused by circumstances that were unforeseen on the date of execution of the contract and not a result of deficiencies incurred by the Corporation’s performance; c) modification-related costs are identifiable and considered reasonable in view of the work performed; or d) evidence supporting the modification is objective and verifiable. When one or more of the foregoing factors is satisfied, the changes to the rights and obligations in the contract modification are considered by the Corporation to be enforceable.

The nature of some contracts, such as cost plus fee contracts, unit price contracts or similar contracts give rise to variable consideration that may include reimbursable costs, incentives and penalties. To include variable consideration related to a contract modification in the estimated transaction price, the Corporation must conclude that it is “highly probable” that a significant revenue reversal will not occur. The Corporation determines the likelihood of revenue reversal occurring (and therefore whether such price will be recovered) based on an analysis of whether any of the following factors are present: i) contractual entitlement; ii) past practice with the customer; iii) specific discussions or preliminary negotiations with the customer; or iv) verbal approval by the customer. If, as a result of such analysis, the Corporation concludes that it is “highly probable” that there will not be a significant reversal of the amount of revenue recognized, it recognizes the variable consideration relating to the contract modification. When the benefit of the contract cannot be reliably estimated, the associated revenue is recognized to the extent that the costs incurred are recoverable. Revenue is invoiced upon receipt of customer approval.

When it is probable that total contract costs will exceed the related revenue, the expected loss is recognized immediately.

The Corporation estimates the amount of revenue to be recognized as variable consideration using judgments and estimates to determine the most probable value, which is expected to best predict the amount of consideration to which the Corporation will be entitled.

ii. Real-estate

Sale of real estate - urban and industrial lots

Revenue from real estate sale contracts is recognized when control over the property has been transferred to the client with the delivery record. Revenue is measured based on the price agreed under the contract. Until this is met, the revenue received will be counted as customer advances. These sales contracts have two performance obligations: i) the one corresponding to the transfer of the property, which includes the common areas of the building where these real estates are located, and ii) the one corresponding to the transfer of the common area outside the real estate assets but that are part of the real estate projects, which are recognized when the common area has been delivered.

Sale of urban lots

Revenue related to sales of urban lots is recognized when control over the property is transferred to the customer. Until this is met, the revenue received will be counted as customer advances. Revenue is measured based on the transaction price agreed under the contract. These sales contracts have a single performance obligation for the sale of lots, which is executed upon delivery of the sale of the assets.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

Sale of industrial lots

Revenue related to sales of industrial lots is recognized when control over the property has been transferred to the customer. Until this is met, the revenue received will be counted as customer advances. These sales contracts have two performance obligations: i) transfer of the industrial lot and ii) urban authorization of the industrial lot.

iii. Energy

Revenues from services rendered for oil and gas extraction, storage and dispatch of fuels and other services

Revenues from the rendering of oil and gas extraction, fuel storage and dispatch and other services rendered are recognized when the full specific service is provided, calculating the service actually provided as a portion of the total services to be provided. This type of revenue has a single performance obligation, that is performed when the service is provided at a point in time.

Revenues from sale of oil and oil byproducts

Revenue from the sale of oil and byproducts is recognized when the control of the assets is transferred to the customer, which is when the goods are delivered. In this type of revenue, there is a single performance obligation for the sale of oil and byproducts which is enforced at the delivery of the goods.

iv. Infrastructure

Revenue from concession services

Revenue from concession services corresponds to operation and maintenance services and is recognized according to its nature in the period in which the service is provided. In this type of revenue, there is a single performance obligation, enforced when the service is provided.

Revenues from toll collection

Revenues generated by Red Vial 5 S.A. from toll collection through vehicle control booths are grouped in three different toll stations, located along the Ancon - Huacho - Pativilca road sections. This type of transactions are recognized at a point of time due to the control is transferred to the time of toll collection.

X. Cost and expense recognition

Engineering and construction contracts

Contract costs include all the incurred direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs, depreciation and amortization, and indirect costs. Periodically, the Company evaluates the reasonableness of the estimates used in the determination of the total estimated contract cost of the contract. If, as a result of this evaluation, the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect onerous contract and the corresponding effect in profit or loss of the period in which the loss is incurred.

Cost for sale of oil and byproducts

The costs of services provided, and the costs of sales of oil and byproducts are recognized when incurred, which in this case are incurred at the same time that related revenue is recognized. Other costs and expenses are recognized as they accrue, regardless of the moment when they are paid, and are recorded in the accounting periods to which they relate.

Cost for concession operation services

The costs for operation and maintenance services are recognized when incurred, at the same time that related revenue is recognized. Other costs and expenses are recognized as they accrue, regardless of the moment when they are paid, and are recorded in the accounting periods to which they relate.

Y. Leases

Lease contracts are analyzed for the purpose of identifying those containing the characteristics specified in IFRS 16 Leases for recognition, measurement, presentation and disclosure.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

The Corporation evaluates in every lease contract the following:

■	If it conveys the right to control the use of an identified asset;

■	If the contract term is longer that twelve months;

■	If the underlying asset amount is a material amount, and,

■	That the fees to be paid are not entirely variable.

Leases in which the Corporation is a lessee

The Corporation recognizes a right-of-use asset and a lease liability at the lease commencement date.

The right-of-use asset is initially measured at the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. The term of the lease includes the periods covered by an option to extend the contract if the Corporation is reasonably sure to exercise that option.

The lease liability is the total unpaid installments, measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation’s estimate of the amount expected to be payable under a residual value guarantee, or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset.

In the engineering and construction segment, interest expenses related to leasing contracts of the core business are reported in gross margin; the rest of the Corporation segments reports them in finance expenses.

Operating cash flows will be greater since cash payments for the main portion of the lease debt are classified within the financing activities. Only the portion of the payments that reflects interest can continue to be presented as operating cash flows.

Leases in which the Corporation is a lessor

Operating leases and assets are included in the consolidated statement of financial position according to the nature of the asset. Revenues from operating leases are recognized on a straight-line basis over the term of the lease agreement and the incentives granted to lessees are reduced from rental income. Accordingly, the Corporation, as lessor, has not changed the recognition of its leases.

Z. Dividend distribution

Dividend distribution to the shareholders is recognized as a liability in the financial statements in the period in which dividends are approved.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

AA. Immaterial corrections of previously reported balances as of December 31, 2021

In connection with the preparation of its consolidated financial statements, the Corporation identified an error in the interpretation and application of the accounting treatment of revenue and cost recognition arising from contracts with customers in the engineering and construction segment in prior years. Management of the Corporation has evaluated and concluded that the correction of this error has resulted in non-material adjustment to the net income previously reported in the consolidated financial statements as of December 31, 2021. It should be noted that the aforementioned adjustments had no impact on total cash flows from operating, investing or financing activities.

A reconciliation between the previously reported amounts and the revised amounts as of December 31, 2021, and for the year then ended is presented below:

Consolidated Statement of Financial Position:

	As of December 31, 2021
	Reported	Adjustment		Revised
ASSETS
Current assets
Trade accounts receivables, net	590,280	244,352	(a)	834,632
Work in progress, net	309,063	(309,063)	(b)	-
Other current assets	1,985,521	-		1,985,521
Total current assets	2,884,864	(64,711)		2,820,153

Non-current assets
Deferred tax asset	275,076	1,270	(c)	276,346
Other non-current assets	2,740,632	-		2,740,632
Total non-current assets	3,015,708	1,270		3,016,978
Total assets	5,900,572	(63,441)		5,837,131

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable	980,767	(67,941)	(b)	912,826
Other provisions	154,829	716	(c)	155,545
Other current liabilities	1,212,121	-		1,212,121
Total current liabilities	2,347,717	(67,225)		2,280,492

Non-current liabilities
Deferred tax liability	97,367	1,040	(c)	98,407
Other non-current liabilities	2,002,222	-		2,002,222
Total non-current liabilities	2,099,589	1,040		2,100,629
Total liabilities	4,447,306	(66,185)		4,381,121

Equity
Equity attributable to controlling interest in the Company	1,199,816	3,229		1,203,045
Non-controlling interest	253,450	(485)		252,965
Total equity	1,453,266	2,744		1,456,010
Total liabilities and equity	5,900,572	(63,441)		5,837,131

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

Consolidated statements of profit or Loss:

	For the year ended December 31, 2021
	Reported	Adjustment		Revised
Revenue from construction activities	2,272,561	194,916	(a)	2,467,477
Revenue from services provided	1,094,439	-		1,094,439
Revenue from real estate and sale of goods	579,482	-		579,482
	3,946,482	194,916		4,141,398

Cost of construction activities	(2,178,648)	(194,834)	(b)	(2,373,482)
Cost of services provided	(918,212)	17,895	(b)	(900,317)
Cost of real estate and sale of goods	(454,484)	-		(454,484)
	(3,551,344)	(176,939)		(3,728,283)
Gross profit	395,138	17,977		413,115

Administrative expenses	(179,613)	-		(179,613)
Other income and expenses	(4,477)	-		(4,477)
Operating profit	211,048	17,977		229,025

Financial expenses	(262,574)	-		(262,574)
Financial income	5,773	-		5,773
Share of the profit or loss of associates and joint ventures accounted for using the equity method	(861)	-		(861)
Loss before income tax	(46,614)	17,977		(28,637)
Income tax expense	(43,700)	(2,705)	(c)	(46,405)
Loss from continuing operations	(90,314)	15,272		(75,042)
Loss from discontinued operations	(26,774)	-		(26,774)
Loss for the year	(117,088)	15,272		(101,816)

(Loss) profit attributable to:
Controlling interest in the Company	(153,210)	11,440		(141,770)
Non-controlling interest	36,122	3,832		39,954
	(117,088)	15,272		(101,816)

Loss per share attributable to controlling interest in the Company during the year	(0.176)	0.013		(0.163)

Total comprehensive income for the year
Comprehensive income attributable to:
Controlling interest in the Company	(159,592)	12,167		(147,425)
Non-controlling interest	36,089	4,083		40,172
	(123,503)	16,250		(107,253)

Segment information by geographic area

	For the year ended December 31, 2021
In thousands of soles	Reported	Adjustment	Revised
Revenue
Peru	3,255,214	29,460	3,284,674
Chile	585,317	165,248	750,565
Colombia	105,951	209	106,160
	3,946,482	194,916	4,141,398

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

As a result of this process, the balances in the consolidated statement of cash flows were revised as follows:

	For the year ended December 31, 2021
	Reported	Adjustment		Revised

OPERATING ACTIVITIES
(Loss) profit before income tax	(78,350)	17,977	(a, b)	(60,373)
Adjustments to profit not affecting cash flows from
operating activities:
Other provisions	62,246	716	(c)	62,962
Incremental cost of acquiring interest in joint operation	-	12,732	(b)	12,732
Other adjustments	490,819	-		490,819
Net variations in assets and liabilities:
Trade accounts receivable and working in progress	(82,527)	(60,663)	(a, b)	(143,190)
Other accounts receivable	41,626	507	(a)	42,133
Trade accounts payable	(55,131)	27,756	(b)	(27,375)
Other accounts payable	72,991	975	(c)	73,966
Other variations	(257,166)	-		(257,166)
Net cash provided by operating activities	194,508	-		194,508

INVESTING ACTIVITIES
Net cash applied to investing activities	(88,189)	-		(88,189)

FINANCING ACTIVITIES
Net cash applied to financing activities	(50,425)	-		(50,425)
Net decrease in cash	55,894	-		55,894
Exchange difference	1,116	-		1,116
Cash and cash equivalents at the beginning of the year	900,168	-		900,168
Cash and cash equivalents at the end of the year	957,178	-		957,178

NON-CASH TRANSACTIONS:
Capitalization of interests	1,244	-		1,244
Acquisition of assets through finance leases	104	-		104
Dividends declared to non-controlling interest	17,281	-		17,281
Acquisition of right-of-use assets	7,988	-		7,988

(a)	As discussed in Note 2.W, revenue from engineering and construction contracts is recognized over time as the Corporation fulfills its obligations, as there is a continuous transfer of control of the deliverable to the customer and revenue is recognized using the percentage-of-completion method for each contract through the date of the consolidated financial statements.

Revenue from additional work resulting from a modification or instruction received from the customer to make a change in the scope of work, price, or both will result in an increase in contract revenue which is also recognized using the percentage-of-completion method when the Corporation concludes that it is highly probable that there will not be a significant reversal of such revenue. Before the immaterial correction, the Corporation recognized a lower proportion of this additional revenue at the date of the consolidated financial statements depending on the status or stage in the process of obtaining formal, written approval for the additional work. After the immaterial correction, the Corporation recognized additional revenue based on the percentage of completion of the additional work, as long as the Corporation can conclude from its dealings with its clients that it is highly probable that there will not be a significant reversal of such revenue.

(b)	Before the immaterial correction, the Corporation presented the net position of construction contracts as either an asset or a liability. The contract was considered an asset when the gross margin earned at the measurement date was less than the Corporation’s estimated gross margin at contract completion. This asset was presented as “Work in progress”. If the gross margin obtained was greater than the estimated gross margin at completion, it was presented as a liability under “Accounts payable - Provision for estimated contract costs by stage of completion, both with an effect on the cost of construction activities account.

In order to correct the immaterial error, the Corporation reversed the balances of the work in progress account from assets and the provision for construction contract costs from liabilities, recognized the costs incurred in the consolidated statement of profit or loss.

(c)	Corresponds to the recognition of the tax effects related to the adjustments described in (a) and (b) above.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

3. Standards, amendments, and interpretation of international financial reporting standards

A. New amendments to IFRS mandatory as of January 1, 2022

The following standards and interpretations and amendments to existing standards were issued with mandatory application for the accounting period beginning January 1, 2022, but were not relevant and did not have a material impact on the Corporation’s operations:

Effective date	New standards or modifications
January 1, 2022	Amendments to IAS 37 - Onerous Contracts - Costs of Fulfilling a Contract
Annual Improvements to IFRS 2018-2020 (Amendments to IFRS 1, IAS 9, and IAS 41)
Amendments to IAS 16 - Property, Plant and Equipment - Revenue Before Expected Use
Amendments to IFRS 3 - Reference to the Conceptual Framework

B. New IFRSs and interpretations issued after the date of presentation of the consolidated financial statements

At the date of authorization of these consolidated financial statements, the Company has not applied the following new and revised Standards that have been issued but are not yet effective.

Effective date	New standards or modifications
January 1, 2023	Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current
IFRS 17 Insurance Contracts and its amendments.
Amendments to IAS 1 and Practical Statement 2 “Making Judgments Related to Materiality” - Disclosures of Accounting Policies
Amendments to IAS 8 - Definition of Accounting Estimates
Amendments to IAS 12 - Deferred Taxes Relating to Assets and Liabilities Arising from a Single Transaction
Adoption optional/ effective date deferred indefinitely	Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

These accounting pronouncements issued but not yet effective are not expected to have a material impact on the Company’s consolidated financial statements.

4. Financial Risk Management

The Corporation’s Management is responsible for managing financial risks. The corporation Management manages the general administration of financial risks such risks include currency risk, price risk, fair-value and cash-flow interest rate risks, credit risk, the use of derivative and non-derivative financial instruments, and investment of liquidity surplus, as well as financial risks; all of which are regularly supervised and monitored.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

A. Financial risk factors

The Corporation’s activities expose it to a variety of financial risks: market risks (including currency risk, price risk, fair-value and cash-flow interest rate risks), credit risk, and liquidity risk.

The Corporation’s general program for risk management is mainly focused on financial market unpredictability and seeks to minimize potential adverse effects on the Corporation’s financial performance.

(a) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market prices involve four types of risk: interest rate risk, exchange rate risk, commodity price risk and other price risks. Financial instruments affected by market risk include bank deposits, trade accounts receivable, other accounts receivable, other financial liabilities, bonds, trade accounts payable, other accounts payable and accounts receivable from and payable to related parties.

(i) Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will be reduced by adverse fluctuations in exchange rates. Management is responsible for identifying, measuring, controlling and reporting the exposure to foreign exchange risk.

The Corporation is exposed to foreign exchange risk arising from local transactions in foreign currencies and from its foreign operations. As of December 31, 2021 and 2022, this exposure is focused mainly on fluctuations of the U.S. dollar, Chilean peso, and Colombian peso. The Corporation’s management monitors this risk by analyzing the country’s macroeconomic variables.

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. Dollars, Chilean pesos and Colombian pesos, which are stated exchange rate published on that date, according to the currency type:

	As of December 31,		As of December 31,
	2021		2022
	Buy	Sale	Buy	Sale
U.S. Dollars (a)	3.975	3.998	3.808	3.820
Chilean Peso (b)	0.004706	0.004733	0.004449	0.004463
Colombian Peso (c)	0.000998	0.001004	0.000792	0.000794

(a)	U.S. Dollar as published by the Superintendencia de Banca y Seguros (hereinafter SBS).
(b)	Chilean peso as published by Banco Central de Chile.
(c)	Colombian peso as published by Banco de la Republica de Colombia.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

The consolidated statement of financial position as of December 31, includes the following balances:

In thousands of US dollars	2021	2022
Assets
Cash and cash equivalents	119,627	58,280
Trade accounts receivable, net	92,016	124,593
Accounts receivable from related parties	219,209	276,048
Other accounts receivable	87,742	75,536
	518,594	534,457
Liabilities
Borrowings	(101,975)	(215,076)
Bonds	(95,022)	(5,569)
Trade accounts payable	(123,128)	(119,104)
Accounts payable to related parties	(81,799)	(133,745)
Other accounts payable	(60,821)	(88,012)
Other provisions	(29,641)	(42,241)
	(492,386)	(603,747)

The Corporation assumes foreign exchange risk because it does not use derivative financial instruments to mitigate exchange rate fluctuations.

For the periods ended December 31, 2021 and 2022, the Corporation’s exchange gains and losses for the exposure of U.S. Dollar, the Chilean peso, and the Colombian peso against the Peruvian Sol was, (Note 26.A):

In thousands of soles	2021	2022
Gain	383,199	449,864
Loss	(430,410)	(450,133)
	(47,211)	(269)

If, as of December 31, 2022, the U.S. Dollars, the Chilean peso, and the Colombian peso had been strengthened/weakened by 5% against the Peruvian Sol, the pre-tax profit or loss for the year would have an impact equivalent to S/13 thousand (S/ 2.7 million in 2021). If, as of December 31, 2022, the U.S. Dollars, the Chilean peso, and the Colombian peso had been strengthened/weakened by 10% against the Peruvian Sol, the pre-tax profit or loss for the year would have an impact equivalent to S/27 thousand (S/ 4.7 million in 2021).

The consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. The consolidated statement of financial position includes the following assets and liabilities in its currency (in thousands):

	2021		2022
	Assets	Liabilities	Assets	Liabilities
Chilean Pesos	72,776,160	93,740,228	60,684,971	81,864,810
Colombian Pesos	59,773,077	31,057,046	96,944,436	59,114,296

The Corporation’s foreign currency translation adjustment in 2022 was negative by S/20.9 million (negative by S/ 5 million in 2021).

(ii) Price risk

The Corporation is exposed to the risk of hydrocarbon price fluctuations which impacts on the selling price of the products that it commercializes, which are significantly affected by changes in global economic conditions, resource availability, and the cycles of related industries. Management considers reasonable these possible fluctuations in the hydrocarbons prices, based in the Corporation´s economic market environment.

If, as of December 31, 2022, the oil price had increased/decreased by 5%, the pre-tax profit for the year would have increased/decreased by S/ 28.4 million and S/ 29.8 million (S/42.3 million and S/39.7 million in 2021). This analysis assumes that all other variables remain constant. If, as of December 31, 2022, the oil price had increased/decreased by 10%, the pre-tax profit for the year would have increased/decreased by S/ 56.4 million and S/ 62 million (S/88.9 million and S/78.6 million in 2021).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(iii)	Fair-value and cash-flow interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Corporation’s interest rate risk arises mainly from its long-term financial liabilities. Variable rate long-term financial liabilities expose the Corporation to cash-flow interest rate risk. Fixed-rate financial liabilities expose the Corporation to fair-value interest rate risk.

The Corporation assumes the interest rate risk, due to they do not use financial derivative instruments for mitigate variations in the interest rate risk.

The sensitivity to a reasonably possible change in interest rates is shown below. With all other variables held constant, the Corporation’s income before income taxes would be affected by the impact on variable rate borrowings. For the period ended December 31, 2022 and 2021 the impact on income before income taxes on a 10% increase or decrease amounts to approximately S/2.5 million and S/2.6 million, respectively (S/2 million and S/2.1 million, respectively, in 2021). The assumed movement in basis points related to the interest rate sensitivity analysis is based on the current market environment.

(b) Credit risks

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or commercial contract, resulting in a financial loss.

Credit risk for the Corporation arises from its operating activities due to credit exposure to customers and from its financial activities, including deposits with banks and financial institutions, foreign exchange transactions, and other financial instruments. The maximum exposure to credit risk for the consolidated financial statements as of December 31, 2022 and 2021 is represented by the sum of cash and cash equivalents (Note 9), trade accounts receivable (Note 10), other accounts receivable (Note 12) and accounts receivable from related parties (Note 11).

Customer credit risk is managed by Management subject to the Corporation’s established policies, procedures and control related to customer credit risk management. The credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined based on this assessment. The maximum credit risk exposure at the reporting date is the carrying value of each class of financial assets disclosed in Note 10.

The Corporation assesses the concentration of risk with respect to trade accounts receivable as low risk because sales are not concentrated in small customer groups and no customers account for 10% or more of the Corporation’s revenues.

Management monitors the credit risk of other receivables on an ongoing basis and assesses those receivables that show evidence of impairment to determine the required allowance for doubtful accounts.

Concerning loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board of Directors (Note 11).

Management does not expect the Corporation to incur any losses from the performance of these counterparties, except for the ones already recorded in the consolidated financial statements.

(c) Liquidity risk

Prudent liquidity risk management implies holding enough cash and cash equivalent, and financing available through a proper number of credit sources, and the ability to close positions in the market. Historically, the Corporation’s cash flows from operations have enabled it to meet its obligations. The Corporation has implemented various actions to reduce its exposure to liquidity risk and has developed a Financial Plan based on several steps, which were designed with a commitment to compliance within a reasonable period of time. The Financial Plan is intended to meet the various obligations at the Company and Corporation entities levels.

The Corporate Finance Office monitors the cash flow projections made on liquidity requirements of the Corporation to ensure it exists sufficient cash to meet operational needs so that the Corporation does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with ratio targets in the statement of financial position and, if applicable, with external regulatory or legal requirements.

Cash surplus on the amounts required for the administration of working capital are invested in checking accounts that generate interest and time deposits, selecting instruments with appropriate maturities or sufficient liquidity.

As of December 31, 2022, the Company has significant current payment obligations arising from the Collaboration and Benefits Agreement (Note 1.C) and the Bridge Loan (Note 17.A.i). For this purpose, Management is developing a financial plan with the aim of covering the short-term part of these obligations.

The table below analyzes the Corporation’s financial liabilities grouped according to the remaining period from the date of the statement of financial position to the date of maturity. The amounts disclosed in the table below are the contractual undiscounted cash flows, which include interest to be accrued according to the established schedule.

		Contractual cash flows
	Carrying	Less than	1-2	2-5	More than
In thousands of soles	amount	1 year	years	years	5 years	Total
As of December 31, 2021
Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	509,557	224,503	52,751	173,392	124,320	574,966
Finance leases	9,836	5,624	4,613	296	-	10,533
Lease liability for right-of-use asset	60,507	18,817	24,295	21,993	8,086	73,191
Bonds	1,260,922	137,852	206,476	837,931	792,037	1,974,296
Trade accounts payables (except non-financial liabilities)	912,826	912,826	-	-	-	912,826
Accounts payables to related parties	101,716	51,004	50,712	-	-	101,716
Other accounts payables and other provisions (except non-financial liabilities)	842,198	323,070	22,941	109,383	422,666	878,060
	3,697,562	1,673,696	361,788	1,142,995	1,347,109	4,525,588

		Contractual cash flows
	Carrying	Less than	1-2	2-5	More than
In thousands of soles	amount	1 year	years	years	5 years	Total
As of December 31, 2022
Other financial liabilities (except for finance leases and lease liability for right-of-use asset)	819,973	599,310	71,732	216,392	-	887,434
Finance leases	835	873	-	-	-	873
Lease liability for right-of-use asset	59,085	19,075	31,705	23,386	113	74,279
Bonds	869,913	141,246	185,114	419,969	707,800	1,454,129
Trade accounts payables (except non-financial liabilities)	1,037,013	1,027,256	9,757	-	-	1,037,013
Accounts payables to related parties	80,781	53,488	25,420	697	1,176	80,781
Other accounts payables and other provisions (except non-financial liabilities)	712,071	186,326	64,307	89,868	470,129	810,630
	3,579,671	2,027,574	388,035	750,312	1,179,218	4,345,139

B. Capital management

The Corporation’s objective in managing capital is to safeguard its ability to continue as going concern in order to generate returns to its shareholders, benefits to stakeholders, and keep an optimal capital structure to reduce capital cost. Since 2017, due to the situation of the Corporation, Management has monitored deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note 17.A). In special situations and events, the Corporation identifies potential deviations, requirements and establishes a plan.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

The Corporation may adjust the amount of dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce its debt to maintain or adjust the capital structure.

The Corporation monitors its capital based on the leverage ratio. This ratio is calculated as net debt divided by the sum of net debt plus equity. The net debt corresponds to the total financial liabilities (including current and non-current indebtedness) adding the provision for civil compensation less cash and cash equivalents.

As of December 31, 2021 and 2022, the leverage ratio is as follows:

In thousands of soles	Note	2021	2022
Total borrowing, bonds and civil compensation (*)	17 and 18	2,326,903	2,238,699
Less: Cash and cash equivalents	9	(957,178)	(917,554)
Net debt (a)		1,369,725	1,321,145
Total equity (b)		1,456,010	1,346,006
Total net debt plus equity (a) + (b)		2,825,735	2,667,151
Gearing ratio		0.48	0.50

(*)	The provision for civil compensation is included in other provisions (Note 21).

During the years ended December 31, 2021 and 2022, there were no changes in the objectives, policies or processes related to capital management.

5. Use of Judgments and Estimates

The estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including the reasonable expectation of occurrence of future events depending on the circumstances.

A. Significant accounting estimates and criteria

The Corporation makes estimates and assumptions regarding the future. Resulting accounting estimates very rarely will be the same as the actual results. The following are the estimates and assumptions that have significant risk as to produce a material adjustment to the balances of assets and liabilities for next periods.

i. Impairment testing of goodwill and other finite useful-life fixed assets and indefinite useful-life intangible assets

Impairment testing is undertaken annually to determine if goodwill arising from business acquisitions and other useful-life indefinite intangible assets are impaired, in accordance with the policy described in Note 2.G. For this purpose, goodwill is allocated to the different CGUs to which it relates while other indefinite useful-life intangible assets are assessed individually.

The recoverable amounts of the CGU and of other indefinite useful-life intangible assets have been determined based on the higher of their value-in-use or fair value less costs to sell. This testing requires the exercise of Management’s professional judgment to analyze any potential indicators of impairment such as the use of estimates in determining the value in use, including preparing future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

If the Corporation experiences a significant drop in revenues or a drastic increase in costs or changes in other factors, the fair value of their business units might decrease. If Management determines that the factors reducing the fair value of the business units are permanent, those economic factors will be taken into consideration to determine the recoverable amount of those business units and therefore, goodwill, as well as other indefinite useful-life intangible assets may be deemed to be impaired, which could result in write-off being necessary.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

As a result of these evaluations, as of December 31, 2021 and 2022, no provision for goodwill impairment was identified (Note 16.A) and; as of December 31, 2022, the Corporation recognized impairment of the Vial y Vives-DSD brands for S/2.5 million; however, no provision was identified for the Morelco brand. In 2021, no impairment was identified for these brands (Note 16.B).

As of December 31, 2021 and 2022, the Corporation conducted a sensitivity analysis increasing or decreasing the assumptions of gross margin, discount rate, and revenue and terminal growth rate by 10% (this percentage corresponds to the relevant evaluation range for management). This analysis assumes that all other variables remain constant.

Goodwill

In 2022, if the gross margin, discount rate, and perpetual growth rate were 10% below or above management’s estimates, collectively and/or independently, the Corporation would not have had to recognize a provision for impairment of goodwill of UGE Engineering and Construction (Morelco) because its fair value would have increased or decreased by S/13.5 million.

In 2021, if the gross margin and discount rate were 10% below or above management’s estimates, in the aggregate and/or independently, the Corporation would have had to recognize an impairment provision for goodwill of UGE Ingeniería y construcción (Morelco) within the range of S/4.6 million and S/15 million.

Trademarks

In 2022, if the revenue growth rate, discount rate and perpetual growth rate were 10% below or above management’s estimates, in the aggregate and/or independently, the Corporation would have had to recognize an impairment provision for the Vial y Vives-DSD brands in the range of S/3.1 million and S/3.9 million, and for the Morelco brand, the Corporation would not have had to recognize an impairment provision because its fair value would have increased or decreased in the range of S/2.1 million and S/16.1 million.

In 2021, if the revenue growth rate, discount rate and perpetual growth rate were 10% below or above management’s estimates, in the aggregate and/or independently, the Corporation would have had to recognize an impairment provision for the Vial y Vives-DSD brand in the range of S/3 million and S/3.1 million; and for the Morelco brand, the Corporation would not have had to recognize an impairment provision because its fair value would have increased or decreased in the range of S/10.2 million and S/11.4 million.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

ii. Taxation

Determination of the tax obligations and expenses requires interpretations of the applicable tax legislation. The Corporation has professional advice on legal tax matters before making any decision on tax matters.

Deferred tax assets and liabilities are calculated based on the temporary differences arising between the taxable basis of assets and liabilities and the respective amounts stated in the financial statements of each entity comprising the Corporation, using the tax rates in effect in each of the years in which the difference is expected to reverse. Any change in tax rates will affect the deferred tax assets and liabilities. This change will be recognized in the consolidated statement of profit or loss in the period in which the change takes effect.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which temporary differences and tax losses can be used. For this purpose, the Corporation takes into consideration all available information, including factors such as historical data, projected income, current operations, and tax planning strategies. A tax benefit related to a tax position is only recognized if the benefit will be realized.

The income tax for the year includes Management’s evaluation of the amount of taxes to be paid in uncertain tax positions, where the liabilities have not yet been agreed with the tax administration. The Corporation’s possible maximum exposure to tax contingency amounts to S/ 310.98 million.

iii. Percentage of completion revenue recognition

Revenue from services based on construction contracts are recognized by the percentage of completion method, according to the output method (Note 2.W.i). The Corporation needs to estimate the cost to be obtained upon completion of the work. Projections of these costs are determined by Management based on their execution budgets and adjusted periodically in order to use updated information to reflect actual performance in the work. In this regard, Management believes that the estimates made at the end of the year are reasonable.

Contract revenues are recognized as such in the consolidated statement of comprehensive income and the costs related to the construction contract are recognized as Costs of Construction in the consolidated statement of comprehensive income in the accounting periods in which the project was executed. Costs directly related to a specific contract include: labor costs at the construction site (including construction supervision), costs of materials used in construction, depreciation costs of equipment used in the contract, design and technical assistance costs directly related to the contract, among others (Note 2.X). However, any expected and likely cost overruns related to the contract over total expected income under the contract is recognized as expense immediately. In addition, any change in the estimates under the contract is recognized as a change in accounting estimates in the period in which the change is made and future periods, if applicable. In certain construction contracts, the terms of these agreements allow to retain an amount to customers until construction is completed.

As of December 31, 2021 and 2022, a sensitivity analysis was performed considering a 10% increase/decrease in the construction margins in the following sectors: i) buildings, ii) energy, iii) industry, iv) infrastructure, v) mining, vi) oil & gas, vii) water and sewage, and viii) various services, as shown below:

	2021	2022
Revenue	2,467,477	2,451,067
Gross profit	93,995	(14,212)
%	3.81	0.58
Plus 10%	4.19	0.64
Increase in profit (loss) before income tax	9,392	(1,475)
	103,387	(15,687)
Less 10%	3.43	0.52
Decrease in (loss) profit before income tax	(9,392)	1,475
	84,603	(12,737)

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

Provision for decommissioning and well closure

The provision for decommissioning and well closure is an obligation established by law for all operators. Accordingly, it is more likely than not that an outflow of resources will be required to settle the obligation and it is possible to reliably estimate its amount. The operator is responsible for this activity to the extent that the wells have been worked during the contract period.

As of December 31, 2021 and 2022, the estimate of the amount calculated by the Corporation is based on the following factors:

-	Total number of wells to be plugged,

-	Well decommissioning and plugging costs (these costs are estimated on the basis of plug and abandonment performed in previous periods and with quotations made for the Lot I abandonment plan), and

-	Costs for facility abandonment and remediation areas

The Corporation estimates the present value of its future obligation for decommissioning and well closure costs (well closure liability) and increases the carrying amount of the asset to be retired in the future, which is shown in intangible assets item in the consolidated statement of financial position. The provision is recognized at the present value of the expected disbursements in local and foreign currency to settle the obligation using the Peruvian sovereign bond discount rate in local and foreign currency, respectively for 5, 15 and 30 years.

The pre-tax discount rates used for the calculation of the present value in 2022 were 5.41% (US dollars) and 7.21% (soles) for Lot I; 5.29% (US dollars) and 6.96% (soles) for Lot V (in 2021 1.48% and 4.54% for Lot I and 1.13% and 4.01% for Lot V, respectively); and 6.57% (US dollars) and 8.22% (soles) for Lots III and IV, based on the rate applicable to Peruvian sovereign bonds in soles and dollars between 3, 5 and 30 years respectively, in effect as of December 2021 and 2022. The liability for the closure of wells and other oil premises is readjusted to reflect changes arising from the passage of time and from reviews conducted either at the date of occurrence or the amount of the present value of the originally estimated obligations (Note 21).

If, as of December 31, 2021 and 2022, the estimated rate had increased or decreased by 10%, the impact on pre-tax profit would not have been significant. This analysis assumes that all other variables remain constant:

In thousands of soles	2021	2022
10%	1,628	383
(10%)	1,812	409

iv. Impairment of investment in associate and account receivable to Gasoducto Sur Peruano S.A.

As a consequence of the termination of the concession agreement signed between Gasoducto Sur Peruano S.A. (hereinafter “GSP”) and the Peruvian State (Note 14.A), in 2019 the Company impaired the full value of its investment in GSP.

Regarding trade accounts receivable, to GSP (Note 11 and Note 14), the Management has determined its recoverability under the following assumptions: (i) the amount that GSP will recover as a result of a possible public auction y (ii) the liquidation of the company via the GSP Creditor´s meeting.

Accounts receivable related to GSP as of December 31, 2021 and 2022 amount to S/ 643.9 million and S/ 542.4 million, respectively (Note 11).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

The calculation of the impairment estimate adheres to a process of liquidation of GSP in accordance with Peruvian legislation, according to which the value of the asset to be recovered is used first to cover the payments of liabilities in the different categories of creditors and the remainder, if it is the case, to cover the payment to the shareholders, taking into account the existing subordination agreements.

In 2018, in relation to the amount to be recovered by GSP, the Company assumed a recovery of the minimum amount established in the Concession Agreement, which is equivalent to 72.25% of the Net Carrying Amount (NCA) of the Concession assets. This amount represented a minimum payment to be obtained by GSP based on a public auction to be set up for the adequate transfer of the Concession’s assets to a new concessionaire, under the relevant contractual terms and conditions.

Beginning 2019, the recovery of NCA estimated by Management equals 50%, considering the agreements reached in the Final Collaboration and Benefits Agreement and a total term of eight years has been considered, which included the formation of the Creditors’ Meeting, the approval of the settlement plan, the presentation of the arbitration claim, as well as the entire arbitration process.

As of the date of this report, GSP is under liquidation. AENZA S.A.A. has pointed as chairman of the Creditors’ Meeting. On April 11, 2023, the Creditors’ Meeting approved with 77% of the votes, the Liquidation Agreement, which establishes the liquidator’s framework. Likewise, on April 12, 2023, the liquidator (Alva Legal Asesoria Empresarial S.A.C.) has notarially requested the initiation of the Direct Treatment procedure with the Ministry of Energy and Mines in accordance with the rules of the Concession Contract. The Company considers that the term of eight years for the recovery of the investment is adequate, considering the possibility of an arbitration process and the time it will take to execute the award. See assumptions and recognized values in Note 14.A.i. The Company’s management maintains the recovery estimate in 8 years, applying a discount rate of 5.85% (recovery term of eigth years with a discount rate of 2.73% as of December 31, 2021). These estimates generated during 2022 a present value effect of approximately S/72.2 million (S/32.8 million during 2021).

B. Significant judgments in applying accounting policies

Consolidation of entities in which the Corporation holds less than 50%

The Corporation owns some direct and indirect subsidiaries in which it has control, even having less than 50% of the voting rights. These entities are mainly related to indirect subsidiaries in the real estate business owned through Viva Negocio Inmobiliario S.A.C., having control over relevant activities affecting the subsidiaries’ returns, even though the Corporation holds interest between 30% and 50%. Additionally, the Corporation has de facto control by a contractual agreement with the majority investor over Promotora Larcomar S.A. of which it owns 46.55% of the equity interest.

Consolidation of entities in which the Corporation does not have joint control but holds rights and obligations over the assets and liabilities

The Corporation assesses, on an ongoing basis, the nature of the contracts signed with one or more parties. If the Corporation is not determined to have control or joint control but has rights to the assets and obligations for the liabilities under the arrangement, the Corporation recognizes its assets, liabilities, income and expenses and its interest in any jointly controlled assets or liabilities and any income or expenses arising from the arrangement as a joint operation in accordance with IFRS 11 - Joint Arrangements (Note 2.B.v).

6. Interests in Other Entities

The consolidated financial statements include the accounts of the Company and its subsidiaries. Additionally, the consolidated financial statements include interests in joint operations in which the Company or certain subsidiaries have joint control with their partners (Note 2.B).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

A. Main subsidiaries

The following table shows the main direct and indirect subsidiaries classified by operating segment (Note 7):

Name	Country	Economic activity
Engineering and Construction:

Cumbra Peru S.A.	Peru, Chile, and Colombia	Service of civil construction, electromechanical assembly, and building, management and implementation of real estate projects, and other related services.
GyM Chile S.p.A.	Chile	Investment funds, investment companies, and similar financial entities.
Vial y Vives - DSD S.A.	Chile	Construction engineering projects, civil construction, and related technical advisory, rental of agriculture and livestock, forest, construction and civil engineering machinery and equipment without operators.
Morelco S.A.S.	Colombia, Ecuador, and Peru	Provision of construction and assembly services, supply of equipment and materials, operation and maintenance, and engineering services in the specialties of mechanics, instrumentation, and civil works.
Cumbra Ingenieria S.A.	Peru, Mexico, and Bolivia	Engineering advisory and consultancy, project execution, and project studies and supervision, and work management.
Energy:
Unna Energia S.A.	Peru	Oil and natural gas products and byproducts extraction, operation and exploitation services, as well as fuel storage and dispatch services.
Oiltanking Andina Services S.A.	Peru	Operation of the gas processing plant of Pisco - Camisea.
Transportadora de Gas Natural Comprimido Andino S.A.C. (TGNCA)	Peru	Trade of natural gas through a virtual system and compression service.

Name	Country	Economic activity

Infrastructure:
Unna Transporte S.A.C.	Peru	Operation and maintenance of highways and concessions.
Tren Urbano de Lima S.A.	Peru	Concession to operate the metro transportation system of Lima Metropolitana.
Carretera Andina del Sur S.A.	Peru	Concession to construct, operate, and maintain Section 1 of “Interoceanica Sur” highway.
Red Vial 5 S.A.	Peru	Concession to restore, operate, and maintain the “Ancon - Huacho - Pativilca” Section of “Panamericana Norte” Highway.
Carretera Sierra Piura S.A.C.	Peru	Concession to operate and maintain the Buenos Aires - Canchaque provincial highway.
Concesionaria Via Expresa Sur S.A.	Peru	Concession to design, construct, operate, and maintain Via Expresa - Paseo de la Republica in Lima.
Real estate:
Viva Negocio Inmobiliario S.A.C.	Peru	Development and management of real estate projects directly or jointly to other partners.
Parent company operation:
CAM Holding S.p.A.	Chile	Investment company.
Qualys S.A.	Peru	Provision of human, economic and technological services to the Corporation’s companies.
Promotores Asociados de Inmobiliarias S.A.	Peru	It operates in the real estate industry and is engaged in development and sale of offices.
Negocios del Gas S.A.	Peru	Investment company for construction, operation, and maintenance of natural gas and natural gas liquids transportation systems.
Inversiones en Autopistas S.A.	Peru	Company holding shares, interests, or other any ownership or credit investment.
Operadores de Infraestructura S.A.C.	Peru	Activities related to the leasing of advertising space and commercial premises on Line 1 of the Lima Metro.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

The following table shows the Corporation’s subsidiaries and related interest as of December 31, 2022:

In percentage	Percentage of common shares directly held by Parent Company (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the Group (%)	Percentage of common shares held by non-controlling interest (%)
Engineering and Construction:
Cumbra Peru S.A.	99.39%	-	99.39%	0.61%
- Morelco S.A.S.	-	100.00%	100.00%	-
- GyM Chile S.p.A.	-	100.00%	100.00%	-
- Vial y Vives - DSD S.A.	-	99.16%	99.16%	0.84%
- Cumbra Inversiones Colombia S.A.S.	-	100.00%	100.00%	-
Cumbra Ingenieria S.A.	89.41%	-	89.41%	10.59%
- Ecologia Tecnologia Ambiental S.A.C.	-	100.00%	100.00%	-
- GM Ingenieria y Construccion de CV	-	100.00%	100.00%	-
- GM Ingenieria Bolivia S.R.L.	-	98.57%	98.57%	1.43%
Energy:
Unna Energia S.A.	95.00%	-	95.00%	5.00%
- Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
- Transportadora de Gas Natural
Comprimido Andino S.A.C.	-	100.00%	100.00%	-
Infrastructure:
Unna Transporte S.A.C.	100.00%	-	100.00%	-
Tren Urbano de Lima S.A.	75.00%	-	75.00%	25.00%
Carretera Andina del Sur S.A.C	100.00%	-	100.00%	-
Red Vial 5 S.A.	18.20%	48.80%	67.00%	33.00%
Carretera Sierra Piura S.A.C.	99.96%	0.04%	100.00%	-
Concesionaria Via Expresa Sur S.A.	98.89%	0.02%	100.00%	-
Real Estate:
Viva Negocio Inmobiliario S.A.C.	99.54%	43.32%	99.54%	0.46%
Parent company operations:
Qualys S.A.	100.00%	-	100.00%	-
Promotora Larcomar S.A.	46.55%	-	46.55%	53.45%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	-
Agenera S.A.	99.00%	1.00%	100.00%	-
Inversiones en Autopistas S.A.	1.00%	99.00%	100.00%	-
Cam Holding S.p.A.	100.00%	-	100.00%	-

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

The following table shows the Corporation’s subsidiaries and related interest as of December 31, 2021:

In percentage	Percentage of common shares directly held by Parent Company (%)	Percentage of common shares directly held by Subsidiaries (%)	Percentage of common shares directly held by the Group (%)	Percentage of common shares directly held by non-controlling interest (%)
Engineering and Construction:
Cumbra Peru S.A.	99.39%	-	99.39%	0.61%
- Morelco S.A.S.	-	100.00%	100.00%	-
- GyM Chile S.p.A.	-	100.00%	100.00%	-
- Vial y Vives - DSD S.A.	-	94.49%	94.49%	5.51%
- Cumbra Inversiones Colombia S.A.S.	-	100.00%	100.00%	-
Cumbra Ingenieria S.A.	89.41%	-	89.41%	10.59%
- Ecologia Tecnologia Ambiental S.A.C.	-	100.00%	100.00%	-
- GM Ingenieria y Construccion de CV	-	100.00%	100.00%	-
- GM Ingenieria Bolivia S.R.L.	-	100.00%	100.00%	1.43%
Energy:
Unna Energia S.A.	95.00%	-	95.00%	5.00%
- Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
- Transportadora de Gas Natural
Comprimido Andino S.A.C.	-	100.00%	100.00%	-
Infrastructure:
Unna Transporte S.A.C.	100.00%	-	100.00%	-
Tren Urbano de Lima S.A.	75.00%	-	75.00%	25.00%
Carretera Andina del Sur S.A.C	100.00%	-	100.00%	-
Red Vial 5 S.A.	18.20%	48.80%	67.00%	33.00%
Carretera Sierra Piura S.A.C.	99.96%	0.04%	100.00%	-
Concesionaria Via Expresa Sur S.A.	99.98%	0.02%	100.00%	-
Real Estate:
Viva Negocio Inmobiliario S.A.C.	56.22%	43.32%	99.54%	0.46%
Parent company operations:
Qualys S.A.	100.00%	-	100.00%	-
Promotora Larcomar S.A.	46.55%	-	46.55%	53.45%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	-
Agenera S.A.	99.00%	1.00%	100.00%	-
Inversiones en Autopistas S.A.	1.00%	99.00%	100.00%	-
Cam Holding S.p.A.	100.00%	-	100.00%	-

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

B. Public service concessions

The Corporation has public service concessions. When applicable, the income attributable to the construction or restoration of infrastructure has been accounted for by applying the models described in Note 2.E (financial asset model and intangible assets).

In all Corporation’s concessions, the infrastructure returns to the Grantor at the end of the Agreement.

Find below the concessions held by the Corporation as of December 31, 2021 and 2022:

Name of Concessionaire	Description	Estimated investment	Consideration	Interest	Concession termination	Accounting model
Carretera Andina del Sur S.A.	This company operates and maintains a highway of 750 km from San Juan de Marcona Port to Urcos, Peru, which is connected to the Interoceanica highway. The highway has five tolls and three weigh stations.	US$ 99 million	Transaction secured by the Peruvian Government comprising annual payments for highway maintenance and operation, under responsibility of the Ministry of Transportation and Communications (MTC).	100.00%	2032	Financial asset

Carretera Sierra Piura S.A.C.	This company regularly operates and maintains a highway of 78 km, which connects Buenos Aires and Canchaque towns in Peru. The highway has one toll.	US$ 31 million	Transaction secured by the Peruvian Government regardless traffic volume. Revenue is secured by an estimated annual amount of US$ 1.4 million.	100.00%	2025	Financial asset

Concesionaria La Chira S.A.	Design, financing, construction, operation, and maintenance of “Planta de Tratamiento de Aguas Residuales y Emisario Submarino La Chira” project. About 25% of sewage of Lima is treated under this project.	S/ 450 million	Transaction secured by the Peruvian Government consisting of monthly and quarterly payments settled by Sedapal´s collection trust.	50.00%	2036	Financial asset

Tren Urbano de Lima S.A.	Concession to operate the Electric Mass Transportation System of Lima and Callao, Line 1 Villa El Salvador - Avenida Grau - San Juan de Lurigancho, the only railway system in Lima Metropolitana, including (i) operation and maintenance of existing trains (24 trains as initial investment and 20 additional trains) and (ii) operation and maintenance of the railway system (railway and infrastructure).	S/ 566 million	Transaction secured by the Peruvian Government through a quarterly payment made by the MTC based on kilometers per train.	75.00%	2041	Financial asset

Red Vial 5 S.A.	Operation and maintenance of the highway connecting Lima to the northwest of Peru. This highway, known as Red Vial, is 183 km long from Ancon to Pativilca and has three tolls.	US$ 187 million	Collected from users (self-funded concession; revenue comes from toll collection).	67.00%	2028	Intangible

Concesionaria Via Expresa Sur S.A.	Concession to design, finance, construction, operation, and maintenance of the infrastructure associated with the Via Expresa Sur project. This project comprises the second stage expansion of Via Expresa – Paseo de la Republica, between Av. Republica de Panama and and Panamericana highway.	-	By virtue of this agreement, the users had to pay the respective tolls and the Peruvian Government guaranteed to pay the amount to cover the deficit resulting from collection to users and the annual limits established in such an agreement. On December 16, 2022, the Municipality of Lima and Concesionaria Via Expresa Sur declared the expiration of the Concession Agreement.	100.00%	2053	Financial asset

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

C. Hydrocarbon and gas contracts

As of December 31, 2022, the subsidiary Unna Energia S.A. has mainly three contracts signed with Perupetro S.A. In 2021, it had four contracts signed with Perupetro S.A. and one contract signed with ENEL, as indicated below:

i. Service contract for exploration and exploitation of hydrocarbons (Lot V)

This contract was signed with Perupetro S.A. in 1993 for a period of twenty years. In March 2010 the Extension Agreement to the oil services contract was signed until October 2023. The lot is located in the provinces of Talara and Contralmirante Villar, departments of Piura and Tumbes, Grau region, northeastern Peru. As of December 31, 2022, the Company held a total of 95 wells of which 39 wells were active and 56 wells were inactive (as of December 31, 2021 it held 95 wells of which 40 wells were active and 55 wells were inactive).

ii. License agreement for the exploitation of hydrocarbons (Lot III)

Subscribed with Perupetro S.A. in March 2015 for a period of thirty years for oil, and forty years for non-associated natural gas counted from April 5, 2015, the date corresponding to the start of operations. The lot is located in the provinces of Talara and Paita, Grau region, northeastern Peru. As of December 31, 2022, the Company held a total of 505 wells of which 172 wells were active and 333 wells were inactive (as of December 31, 2021 it held 498 wells of which 134 wells were active and 364 wells were inactive).

iii. License agreement for the exploitation of hydrocarbons (Lot IV)

Subscribed with Perupetro S.A. in March 2015 for a period of thirty years for oil, and forty years for non-associated natural gas counted from April 5, 2015, the date corresponding to the start of operations. The lot is located in the provinces of Talara and Contralmirante Villar, department of Piura and Tumbes, Grau region, northeastern Peru. As of December 31, 2022, the Company had a total of 578 wells of which 361 wells were active and 217 wells were inactive (as of December 31, 2021 it had 528 wells of which 337 wells were active and 191 wells were inactive).

iv. Service contract for exploration and exploitation of hydrocarbons (Lot I)

Contract terminated on December 26, 2021, signed in 1991 by Cavelcas del Peru S.A. (CAVELCAS) and Perupetro S.A. for a period of twenty years. On July 31, 1995 CAVELCAS made the assignment of the contractual position for 100% of the participation to the Company, the latter assuming the technical, economic and financial responsibility of the operations. In March 2010 an extension agreement was signed for this contract until December 2021. To date, the Company is in the process of obtaining the approval of the Abandonment Plan, in order to execute the activities under its responsibility due to the termination of the Contract.

v. Contract for the operation of hydrocarbon supply terminals.

On July 16, 2014, Petroperu S.A. signed contracts for the operation of the North and Central hydrocarbon supply terminals with the subsidiary Unna Energia S.A. and Oiltanking Peru S.A.C., for the provision of reception, storage and dispatch services for a term of twenty years from the date of signing the contracts, for which the Terminales del Peru Consortium was formed, which began operating on September 2, 2014. Unna Energia S.A. is the operator and both consortium members exercise joint control of the business and have a 50% shareholding.

D. Joint operations

As of December 31, 2021 and 2022, the Corporation participates in 39 and 38 joint operations with third parties, respectively. The table below lists the main joint operations in which the Corporation participates.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

	Percentage of interest
Joint operations	2021	2022
AENZA S.A.A.
- Concesionaria La Chira S.A.	50%	50%
Cumbra Peru S.A.
- Consorcio Huacho Pativilca	67%	67%
- Consorcio GyM – CONCIVILES	67%	67%
- Consorcio Chicama - Ascope	50%	50%
- Consorcio Constructor Alto Cayma	50%	50%
- Consorcio Ermitaño	50%	50%
- Consorcio GyM-Stracon	50%	50%
- Consorcio HV GyM	50%	50%
- Consorcio La Chira	50%	50%
- Consorcio Lima Actividades Comerciales Sur	50%	50%
- Consorcio Lima Actividades Sur	50%	50%
- Consorcio Rio Urubamba	50%	50%
- Consorcio Alto Cayma	49%	49%
- Consorcio La Gloria	49%	49%
- Consorcio Norte Pachacutec	49%	49%
- Consorcio Italo Peruano	48%	48%
- Consorcio Vial Quinua	46%	46%
- Consorcio Constructor Ductos del Sur	29%	29%
- Consorcio Constructor Chavimochic	27%	27%
- Consorcio Inti Punku	49%	49%
- Consorcio Pasco	1%	1%
Unna Energia S.A.
- Consorcio Terminales	50%	50%
- Terminales del Peru	50%	50%
Unna Transporte S.A.C.
- Consorcio Ancon-Pativilca	-	-
- Consorcio Peruano de Conservacion	50%	50%
- Consorcio Manperan	67%	67%
- Consorcio Vial Sierra	50%	50%
- Consorcio Vial Ayahuaylas	99%	99%
- Consorcio Vial ICAPAL	-	-
- Consorcio Vial Sullana	99%	99%
- Consorcio Vial del Sur	99%	99%
- Consorcio Obras Viales	99%	-
Cumbra Ingenieria S.A.
- Consorcio Vial la Concordia	88%	88%
- Consorcio GMI- Haskoningdhv	70%	70%
- Consorcio Supervisor Ilo	55%	55%
- Consorcio Poyry-GMI	40%	40%
- Consorcio Internacional Supervision Valle Sagrado	33%	33%
- Consorcio Ecotec - GMI - PIM	30%	30%
- Consorcio Ribereno Chinchaycamac	40%	40%
- Consorcio Supervisor GRH	83%	83%
- Consorcio Ecotec - GMI	20%	20%

All joint agreements listed above are operated in Peru.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

The main activities of the joint operations correspond to:

Joint agreements	Economic activity
AENZA S.A.A.

Construction, operation, and maintenance of the raw sewage treatment plant of La Chira to the south of Lima. The purpose of the project is to face enviromental problems of Lima, due to raw sewage flowing into the sea.

Cumbra Peru S.A.	Consortiums created only to come into construction contracts.
Unna Energia S.A.

Consorcio Terminales and Terminales del Peru provide services of reception, storage, shipment, and transportation of liquid hydrocarbons such as gasoline, fuel for aircrafts, diesel and residual fuel, among others.

Unna Transporte S.A.C.	Services of refurbishment, routinary and regular maintenance of highways, and highway preservation and conservation services.
Cumbra Ingenieria S.A.	Engineering advisory and consulting services, execution of studies and projects, project management, and work supervision.

7. Operating Segments

Operating segments are reported consistently with the internal reports that are reviewed by the Corporation’s chief decision-maker; that is, the Executive Committee, which is led by the Corporate General Manager. This Committee acts as the maximum authority in operations decision making and is responsible for allocating resources and assessing the performance of each operating segment.

The Corporation’s segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) energy, (iii) infrastructure, and (iv) real estate.

As set forth under IFRS 8, reportable segments based on the level of revenue are ‘engineering and construction’, ‘infraestructure’ and ‘energy´.

Income derived from operations abroad (Chile and Colombia) represents 19.5% of the Corporation’s total income in 2022 (20.7% in 2021 including Chile and Colombia).

Inter-segmental sale transactions are made at prices similar to those that would have been agreed to with non-related third parties. Revenues from external customers reported are measured in a manner consistent with the basis of preparation of the statement of profit or loss. Sale of goods are related to real estate segment. Revenues from services are related to other segments.

Corporation’s sales and accounts receivable are not concentrated in a few customers. There are no external customers representing 10% or more of the Corporation’s revenue.

The Corporation has determined four reportable segments. These operating segments are components of a company about which separate financial information is available that is regularly evaluated by the Corporate Governance Board (“CODM”) in deciding how to allocate resources and assess performance.

The operations of Corporation in each reportable segment are as follows:

(a)	Engineering and construction: This segment includes traditional engineering services such as architectural planning, structural, civil and design engineering for advanced specialties including process design, simulation, and environmental services, as well as construction at three divisions: i) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (ii) electromechanical construction, such as concentrator plants, oil and natural gas pipelines, and electric transmission lines; iii) building construction, such as offices, residential buildings, hotels, and affordable housing projects, shopping centers, and industrial facilities.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(b)	Energy: This segment includes oil exploration, exploitation, production, treatment, and trade in four oil deposits, separation and trade of natural gas and its byproducts at the gas processing plant, as well as the construction and assembly of oil facilities or those linked to the oil and gas industry. It also includes storage and dispatch of fuel and oil byproducts.

(c)	Infrastructure: The Corporation has long-term concessions or similar contractual arrangements in Peru for three highways with tolls, Lima Metro, a sewage treatment plant in Lima, and operation and maintenance services for infrastructure assets.

(d)	Real Estate: The Corporation mainly develops and sells properties for low- and middle-resource sectors, which are experiencing a significant increase in available income, as well as luxury properties to a lesser degree. It also develops commercial spaces and offices.

The Executive Committee uses adjusted EBITDA (earnings before interest, tax, depreciation, and amortization) as the primary relevant indicator to understanding the operating performance of the Corporation and its operating segments.

Adjusted EBITDA is not a measurement of results based on International Financial Reporting Standards. The Corporation’s definition related to adjusted EBITDA may not be comparable to similar performance measures and disclosures from other entities.

The adjusted EBITDA is reconciled to net loss as follows:

In thousands of soles	2021	2022
Net loss	(101,816)	(362,054)
Financial income and expenses	209,495	141,020
Interests for present value of financial asset or liability	63,032	86,014
Income tax	41,443	131,346
Depreciation and amortization	205,307	177,023
Adjusted EBITDA	417,461	173,349
Adjustments to adjusted EBITDA for other items
Impairment of investments	-	14,525
Provisions: civil compensation and legal claims	30,457	256,198
Put option on Morelco S.A.S. acquisition	(70,322)	-
Adjusted EBITDA for other items	377,596	444,072

The adjusted EBITDA with non recurring items per segment is as follows:

In thousands of soles	2021	2022
Engineering and construction	47,295	(72,335)
Energy	173,664	184,199
Infrastructure	197,066	262,626
Real estate	36,912	137,671
Parent company operations	(34,450)	10,550
Intercompany eliminations	(42,891)	(78,639)
	377,596	444,072

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

The following table shows the Corporation’s financial statements by operating segments:

Operating segments financial position
Segment reporting

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of December 31, 2021
Assets.-
Cash and cash equivalent	303,925	121,873	114,100	182,607	7,499	109,828	117,346	-	957,178
Trade accounts receivables, net	610,651	67,662	38,418	106,856	1,003	9,958	84	-	834,632
Accounts receivable from related parties	95,390	121	48,012	4,309	-	3,166	52,644	(182,825)	20,817
Other accounts receivable	390,133	31,092	30,057	18,734	960	3,783	12,297	2	487,058
Inventories, net	48,192	35,489	7,662	31,949	13	366,650	-	(1,629)	488,326
Prepaid expenses	15,838	3,575	6,531	344	52	-	5,802	-	32,142
Total current assets	1,464,129	259,812	244,780	344,799	9,527	493,385	188,173	(184,452)	2,820,153
Long-term trade accounts receivable, net	851	-	15,654	666,801	-	-	-	-	683,306
Long-term accounts receivable from related parties	335,150	-	19,700	42	11,536	-	584,596	(307,127)	643,897
Prepaid expenses	-	981	20,558	1,894	684	-	-	(510)	23,607
Other long-term accounts receivable	10,448	86,815	-	-	7,346	57,243	39,508	-	201,360
Investments in associates and joint ventures	108,038	8,951	-	-	-	5,443	1,447,556	(1,538,815)	31,173
Investment property, net	-	-	-	-	-	22,416	42,558	(1,963)	63,011
Property, plant and equipment, net	142,228	153,456	7,056	749	181	6,845	1,653	(8,998)	303,170
Intangible assets and goodwill, net	142,499	257,580	322,625	351	-	733	14,575	5,028	743,391
Right-of-use assets, net	3,825	3,890	5,308	61	17	1,888	40,789	(8,061)	47,717
Deferred income tax asset	180,586	4,717	21,304	-	644	16,960	47,038	5,097	276,346
Total non-current assets	923,625	516,390	412,205	669,898	20,408	111,528	2,218,273	(1,855,349)	3,016,978
Total assets	2,387,754	776,202	656,985	1,014,697	29,935	604,913	2,406,446	(2,039,801)	5,837,131
Liabilities.-
Borrowings	136,512	27,046	3,687	45	18	69,065	13,573	(8,606)	241,340
Bonds	4,896	-	36,637	24,496	-	-	3,809	-	69,838
Trade accounts payable	699,851	67,686	44,210	30,637	464	30,401	38,894	683	912,826
Accounts payable to related parties	130,848	1,079	47,340	42,185	19	19,155	13,623	(203,245)	51,004
Current income tax	59,407	15,748	17,922	-	347	1,058	476	-	94,958
Other accounts payable	560,920	23,116	38,198	9,104	791	91,342	31,510	-	754,981
Provisions	71,301	25,498	4,158	-	-	560	54,028	-	155,545
Total current liabilities	1,663,735	160,173	192,152	106,467	1,639	211,581	155,913	(211,168)	2,280,492
Borrowings	5,382	121,693	1,721	15	-	5,315	205,244	(810)	338,560
Long-term bonds	21,386	-	215,296	602,201	-	-	352,201	-	1,191,084
Other long-term accounts payable	54,026	-	8,163	219	2,862	24,427	2,672	-	92,369
Long-term accounts payable to related parties	25,957	-	1,006	88,213	24,671	-	197,844	(286,979)	50,712
Provisions	56,362	55,279	33,188	3,039	-	-	181,629	-	329,497
Deferred income tax liability	19,705	31,187	-	47,515	-	-	-	-	98,407
Total non-current liabilities	182,818	208,159	259,374	741,202	27,533	29,742	939,590	(287,789)	2,100,629
Total liabilities	1,846,553	368,332	451,526	847,669	29,172	241,323	1,095,503	(498,957)	4,381,121
Equity attributable to controlling interest in the Company	528,033	378,653	149,904	125,271	763	139,728	1,308,104	(1,427,411)	1,203,045
Non-controlling interest	13,168	29,217	55,555	41,757	-	223,862	2,839	(113,433)	252,965
Total liabilities and equity	2,387,754	776,202	656,985	1,014,697	29,935	604,913	2,406,446	(2,039,801)	5,837,131

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of December 31, 2022
Assets.-
Cash and cash equivalent	209,737	104,553	130,213	171,747	2,910	111,487	186,907	-	917,554
Trade accounts receivables, net	697,512	80,245	34,183	118,867	898	146,316	561	-	1,078,582
Accounts receivable from related parties	86,146	68	51,523	4,455	52	378	115,736	(230,613)	27,745
Other accounts receivable	298,784	39,921	28,902	15,229	30	5,380	7,294	(2,345)	393,195
Inventories, net	41,933	29,935	9,655	39,780	-	227,067	-	(1,587)	346,783
Prepaid expenses	10,945	2,055	5,496	369	160	448	8,625	-	28,098
Total current assets	1,345,057	256,777	259,972	350,447	4,050	491,076	319,123	(234,545)	2,791,957
Long-term trade accounts receivable, net	2,806	-	16,215	699,487	1,392	3,969	-	-	723,869
Long-term accounts receivable from related parties	299,268	-	15,858	42	14,015	-	602,004	(388,795)	542,392
Prepaid expenses	-	826	14,549	1,731	632	-	65	(510)	17,293
Other long-term accounts receivable	101,366	89,782	-	-	7,346	55,347	31,889	-	285,730
Inventories, net	-	-	-	-	-	65,553	-	-	65,553
Investments in associates and joint ventures	975	12,049	-	-	-	2,752	1,509,790	(1,510,650)	14,916
Investment property, net	-	-	-	1,507	-	19,823	40,594	-	61,924
Property, plant and equipment, net	102,822	176,596	6,193	848	150	7,531	1,286	(10,961)	284,465
Intangible assets and goodwill, net	131,431	363,066	274,597	238	-	615	13,414	3,975	787,336
Right-of-use assets, net	8,745	12,795	7,106	23	143	2,580	38,485	(19,670)	50,207
Deferred income tax asset	175,702	4,572	26,787	-	415	23,781	59,316	5,065	295,638
Total non-current assets	823,115	659,686	361,305	703,876	24,093	181,951	2,296,843	(1,921,546)	3,129,323
Total assets	2,168,172	916,463	621,277	1,054,323	28,143	673,027	2,615,966	(2,156,091)	5,921,280
Liabilities.-
Borrowings	19,191	38,612	3,844	17	6	43,118	480,735	(11,261)	574,262
Bonds	4,554	-	41,343	31,203	-	-	-	-	77,100
Trade accounts payable	740,142	124,259	52,916	52,292	223	35,939	16,950	4,535	1,027,256
Accounts payable to related parties	297,505	2,734	46,257	22,421	296	12,227	20,291	(348,243)	53,488
Current income tax	12,495	247	8,609	2,433	104	45,092	672	-	69,652
Other accounts payable	490,494	19,724	49,187	9,146	1,298	115,661	24,837	(4,905)	705,442
Provisions	81,288	20,535	1,722	1,197	-	540	27,644	-	132,926
Total current liabilities	1,645,669	206,111	203,878	118,709	1,927	252,577	571,129	(359,874)	2,640,126
Borrowings	6,480	100,597	3,462	-	138	10,852	192,435	(8,333)	305,631
Long-term bonds	16,719	-	177,341	598,753	-	-	-	-	792,813
Long-term trade accounts payable	-	-	-	9,757	-	-	-	-	9,757
Other long-term accounts payable	94,261	-	2,243	189	2,932	-	2,694	-	102,319
Long-term accounts payable to related parties	7,886	57,300	1,176	27,294	21,663	-	189,451	(277,477)	27,293
Provisions	11,453	49,701	11,463	4,947	-	-	491,463	-	569,027
Deferred income tax liability	16,670	53,242	-	58,396	-	-	-	-	128,308
Total non-current liabilities	153,469	260,840	195,685	699,336	24,733	10,852	876,043	(285,810)	1,935,148
Total liabilities	1,799,138	466,951	399,563	818,045	26,660	263,429	1,447,172	(645,684)	4,575,274
Equity attributable to controlling interest in the Company	363,404	417,970	166,678	177,208	1,483	278,501	1,165,811	(1,509,551)	1,061,504
Non-controlling interest	5,630	31,542	55,036	59,070	-	131,097	2,983	(856)	284,502
Total liabilities and equity	2,168,172	916,463	621,277	1,054,323	28,143	673,027	2,615,966	(2,156,091)	5,921,280

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
For the year ended December 31, 2021
Revenue	2,753,987	541,859	515,382	348,915	3,650	239,391	67,202	(328,988)	4,141,398
Gross profit (loss)	139,035	110,078	81,964	81,993	1,322	42,025	3,372	(46,674)	413,115
Administrative expenses	(125,094)	(14,575)	(14,460)	(14,267)	(449)	(14,911)	(46,193)	50,336	(179,613)
Other income and expenses, net	40,301	(4,400)	(3,683)	1,537	4	1,337	(38,705)	(868)	(4,477)
Operating profit (loss)	54,242	91,103	63,821	69,263	877	28,451	(81,526)	2,794	229,025
Financial expenses	(118,725)	(13,436)	(27,568)	(8,298)	(124)	(11,927)	(46,265)	29,928	(196,415)
Financial income	1,278	298	2,544	520	510	470	40,740	(43,714)	2,646
(Loss) gain on present value of financial asset or financial liability	(2,395)	(533)	(1,874)	-	-	1,779	(72,411)	12,402	(63,032)
Share of profit or loss in associates and joint ventures	(1,794)	2,833	-	-	-	831	35,686	(38,417)	(861)
(Loss) profit before income tax	(67,394)	80,265	36,923	61,485	1,263	19,604	(123,776)	(37,007)	(28,637)
Income tax	(14,140)	(22,469)	(10,012)	(19,382)	(500)	(6,644)	26,808	(66)	(46,405)
(Loss) profit from continuing operations	(81,534)	57,796	26,911	42,103	763	12,960	(96,968)	(37,073)	(75,042)
Loss from discontinuing operations	-	-	-	-	-	-	(26,716)	(58)	(26,774)
(Loss) profit for the year	(81,534)	57,796	26,911	42,103	763	12,960	(123,684)	(37,131)	(101,816)
(Loss) profit from attributable to:
Owners of the Company	(82,160)	51,294	15,946	31,577	763	794	(123,637)	(36,347)	(141,770)
Non-controlling interest	626	6,502	10,965	10,526	-	12,166	(47)	(784)	39,954
	(81,534)	57,796	26,911	42,103	763	12,960	(123,684)	(37,131)	(101,816)

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
For the year ended December 31, 2022
Revenue	2,679,198	633,792	614,525	388,811	4,412	367,276	68,091	(350,981)	4,405,124
Gross profit (loss)	(23,293)	118,934	105,400	119,729	4,644	151,797	11,702	(41,282)	447,631
Administrative expenses	(126,844)	(13,942)	(12,861)	(10,806)	(947)	(15,932)	(35,543)	54,277	(162,598)
Other income and expenses, net	79,114	639	25,291	(3,042)	-	(5,014)	(332,399)	(55,203)	(290,614)
Operating profit (loss)	(71,023)	105,631	117,830	105,881	3,697	130,851	(356,240)	(42,208)	(5,581)
Financial expenses	(70,040)	(17,704)	(26,655)	(7,235)	(1,691)	(9,407)	(65,285)	41,543	(156,474)
Financial income	2,010	1,692	2,119	2,440	223	1,086	52,271	(46,387)	15,454
(Loss) gain on present value of financial asset or financial liability	(6,196)	2,078	(267)	-	-	2,616	(84,245)	-	(86,014)
Share of profit or loss in associates and joint ventures	13,511	3,098	-	-	-	626	14,338	(29,666)	1,907
(Loss) profit before income tax	(131,738)	94,795	93,027	101,086	2,229	125,772	(439,161)	(76,718)	(230,708)
Income tax	(15,755)	(30,905)	(19,587)	(31,836)	(746)	(42,885)	10,397	(29)	(131,346)
(Loss) profit from continuing operations	(147,493)	63,890	73,440	69,250	1,483	82,887	(428,764)	(76,747)	(362,054)
(Loss) profit for the year	(147,493)	63,890	73,440	69,250	1,483	82,887	(428,764)	(76,747)	(362,054)
(Loss) profit from attributable to:
Owners of the Company	(145,695)	56,800	59,262	51,937	1,483	31,094	(428,905)	(77,127)	(451,151)
Non-controlling interest	(1,798)	7,090	14,178	17,313	-	51,793	141	380	89,097
	(147,493)	63,890	73,440	69,250	1,483	82,887	(428,764)	(76,747)	(362,054)

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

Segments by geographical areas:

In thousands of soles	2021	2022
Revenues:
- Peru	3,284,674	3,544,465
- Chile	750,565	708,996
- Colombia	106,160	151,663
	4,141,398	4,405,124
Non-current assets:
- Peru	2,752,560	2,911,954
- Chile	165,652	151,328
- Colombia	98,766	66,041
	3,016,978	3,129,323

8. Financial Instruments

A. Financial instruments by category

Financial assets related to concession agreements are shown in the consolidated statement of financial position as ’short-term trade accounts receivable’ and ‘long-term trade accounts receivable’.

As of December 31, the classification of financial assets and liabilities by category is as follows:

In thousands of soles	2021	2022
Financial assets according to the consolidated statement of financial position
Loans and accounts receivable at amortized cost:
- Cash and cash equivalents	957,178	917,554
- Trade accounts receivable and other accounts receivable (excluding non-financial assets)	1,258,265	1,452,606
- Financial assets related to concession agreements (ii)	814,293	861,190
- Accounts receivable from related parties	664,714	570,137
	3,694,450	3,801,487

In thousands of soles	2021	2022
Financial liabilities according to the consolidated statement of financial position
Other financial liabilities at amortized cost:
- Bank loans and other financial entities	509,557	819,973
- Finance leases	9,836	835
- Lease liability for right-of-use asset	60,507	59,085
- Bonds	1,260,922	869,913
- Trade and other accounts payable (excluding non-financial liabilities) (iii)	1,178,830	1,207,739
- Accounts payable to related parties	101,716	80,781
	3,121,368	3,038,326
Other financial liabilities:
- Other provisions (iv)	576,194	541,345

(i)	The following non-financial assets are excluded: advances to suppliers for S/53.7 million and tax receivable for S/141.9 million (S/31.4 million and S/133.4 million, respectively, as of December 31, 2021).

(ii)	It’s included in the trade accounts receivable item.

(iii)	The following non-financial liabilities are excluded: advances received from customers for S/365.7 million, taxes payable for S/165.8 million, Salaries and other personnel payable for S/99.2 million and others for S/6.2 million (S/322.7 million, S/124 million, S/126.5 million and S/8.2 million, respectively, as of December 31, 2021).

(iv)	Includes civil compensation to Peruvian Government S/488.9 million and administrative process INDECOPI for S/52.4 million (S/486.1 million and S/55 million, respectively, as of December 31, 2021; additionally, shareholder class action lawsuits in the Eastern District Court of New York for S/35.1 million).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

B. Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed with reference to external risk ratings, if any, or based on historical information on the default rates of their counterparties (Note 4.A.(b)).

As of December 31, the credit quality of financial assets is shown below:

In thousands of soles	2021	2022
Cash and cash equivalents (*)
Banco de Credito del Peru (A+)	492,076	363,283
Banco Interbank (A)	77,497	231,174
Banco Continental (A+)	109,343	97,422
Banco Scotiabank (A+)	83,192	79,408
Citibank (A+)	110,232	60,858
Banco Santander - Chile (AAA)	32,835	42,823
Banco de la Nacion (A)	22,626	28,566
Banco Bogota (AAA)	13,950	3,555
Banco Santander - Peru (A+)	2,878	2,563
Banco Scotiabank - Chile (A+)	1,566	1,984
Banco Interamericano de Finanzas (A)	2,114	731
Banco Pichincha (A-)	2,045	92
Other	3,666	1,413
	954,020	913,872

(*)	The difference between the balances shown and the balances of the consolidated statement of financial position correspond to cash and remittances in transit (Note 9).

For banks in Peru, these risk ratings are obtained from the risk rating agencies authorized by the SBS. For banks in Chile, ratings are obtained from the risk rating agencies authorized by the Comision para el Mercado Financiero – CMF (Financial Market Commission) of Chile (Fitch Chile Clasificadora de Riesgo Ltda. And ICR International Credit Rating Cia Clasificadora de Riesgo Ltda.). For banks in Colombia, ratings are obtained from the following financial institutions: Fitch Ratings, Value and Risk Rating S.A., BRC Standard and Poor’s Rating, and Technical I of BRC Investor Services S.A. SCV.

The credit quality of customers is assessed in three categories (internal classification):

A:	new customers/related parties (less than six months);

B:	existing customers/related parties (with more than six months of trade relationship) with no previous default history; and

C:	existing customers/related parties (with more than six months of trade relationship) with previous default history.

In thousands of soles	Note	2021	2022
Trade accounts receivable	10
Counterparties with no external risk rating
A		28,156	162,555
B		1,478,789	1,635,926
C		10,993	3,970
		1,517,938	1,802,451
Receivable from related parties and joint operators	11
B (*)		20,817	18,760
C		-	8,985
		20,817	27,745

(*)	The account receivable from related parties does not include the balance receivable from Gasoducto Sur Peruano S.A.

The total balance of trade accounts receivable and accounts receivable from related parties is subject to the terms and conditions of the respective contract. They have not been renegotiated.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

9. Cash and Cash Equivalents

As of December 31, this caption comprises comprises:

In thousands of soles	2021	2022
Cash on hand	936	727
Remittances in-transit	2,222	2,955
Bank accounts
Current accounts	142,029	363,130
Banco de la Nacion	19,847	19,280
Time deposits (a)	205,302	114,994
Savings deposits and mutual funds	62	4
	367,240	497,408
Trust account - Specific use funds
Operational funds	261,001	229,165
Consortium funds	78,589	114,050
Reserve funds (b)	163,939	71,966
Guarantee funds	83,251	1,283
	586,780	416,464
Total Cash and Cash equivalents	957,178	917,554

Current accounts are denominated in local and foreign currency, deposited in local and foreign banks with a high credit rating (Note 8.B) and are freely available. These accounts earn interest at market rates.

The Corporation maintains unrestricted trust accounts in local and foreign banks for the management of funds for specific uses that are classified as: i) operating funds and consortium funds for the exclusive management of project cash flows; and ii) reserve and guarantee funds for the payment of bonds issued and other obligations of the Corporation.

a.	Time deposits have maturities lower than ninety (90) days and may be renewed upon maturity. These deposits bear interest that fluctuates between 0.26% and 7.40%.

		Interest
In thousands of soles	Financial entities	rate	2021	2022

Tren Urbano de Lima S.A.	Banco de Credito del Peru S.A.	7.40%	55,000	73,200
Vial y Vives - DSD S.A.	Banco Santander - Chile	0.93%	-	22,317
Unna Energia S.A.	Banco Internacional del Peru S.A.A.	0.35%	32,197	15,471
Unna Energia S.A.	Banco de Credito del Peru S.A.	0.30%	11,130	4,006
AENZA S.A.A.	Banco de Credito del Peru S.A.	0.26%	100,583	-
Concesionaria La Chira S.A.	BBVA Banco Continental S.A.	1.65%	4,000	-
Cumbra Ingenieria S.A.	Banco de Credito del Peru S.A.	1.75%	2,392	-
			205,302	114,994

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

b.	The trust accounts with reserve funds for the payment of bonds issued and other obligations of the Corporation are as follows:

In thousands of soles	2021	2022
Tren Urbano de Lima S.A.	103,269	49,397
Red Vial 5 S.A.	22,531	22,569
AENZA S.A.A.	7,386	-
Cumbra Ingenieria S.A.	12,760	-
Unna Energia S.A.	17,993	-
	163,939	71,966

Cash and cash equivalents do not represent a significant credit or interest rate risk; therefore, their carrying amounts approximate their fair value.

10. Trade Accounts Receivable, net

As of December 31, this account comprises:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022

Receivables (a)	773,575	894,571	269,427	366,007	504,148	528,564
Unbilled receivables - Subsidiaries (b)	453,610	584,217	453,610	584,217	-	-
Unbilled receivables - Concessions (c)	290,753	323,663	111,595	128,358	179,158	195,305
	1,517,938	1,802,451	834,632	1,078,582	683,306	723,869

As of December 31, 2021 and 2022, trade accounts receivable are denominated in local and foreign currency, have current maturities, do not accrue interest and do not have specific guarantees. The fair value of current accounts receivable is similar to carrying amount since its average collection period is less than sixty (60) days.

As of December 31, the balance of accounts receivable corresponds to:

In thousands of soles	2021	2022
Tren Urbano de Lima S.A.	773,657	818,354
Cumbra Peru S.A.	567,807	647,113
Viva Negocio Inmobiliario S.A.C. (i)	9,958	150,285
Unna Energia S.A.	67,662	80,245
Cumbra Ingenieria S.A.	43,695	53,205
Red Vial 5 S.A.	22,458	24,072
Carretera Andina del Sur S.A.C.	12,686	13,035
Unna Transporte S.A.C.	14,439	9,852
Carretera Sierra Piura S.A.C.	4,489	3,439
Concesionaria La Chira S.A.	1,003	2,290
Others	84	561
	1,517,938	1,802,451

The balances of trade accounts receivable described above are mainly related to the economic activity detailed in Note 6.

(i)	As of December 31, 2022, invoices receivable mainly corresponds to the sale of a land to SEDAPAL by Inmobiliaria Almonte 2 S.A.C. (located in the district of Lurin, province of Lima, with an area of 209.59 hectares) for S/ 140 million, which will be paid in seven (7) installments, being the last one in August 2023. As of December 31, 2021, invoices receivable correspond mainly to the sale of land of Inmobiliaria Almonte S.A. for S/ 1.7 million, sale of apartments mainly in the projects Los Parques de Comas for S/ 1.9 million, in the project Los Parques de Huancayo for S/ 1.2 million and in the project Los Parques de Carabayllo 3 for S/ 3.9 million, rents in the projects Tiendas Linea 1 and Centro Comercial Agustino Plaza for S/ 1 million and S/ 0.8 million corresponding to the sale of other apartments.

(a)	Invoices receivables are recognized net of impairment for S/44.7 million and discounted at current value for S/ 0.7 millions. (S/44.4 million for impairment and S/ 0.9 million at current value as of December 31, 2021).

As of December 31, 2021 and 2022 the Management performed the assessment of credit risk exposure on trade receivables.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

Maturity as of 31 of December, 2021 and 2022 is detailed below:

In thousands of soles	2021	2022
Current	683,921	853,531
Past due up to 30 days	41,222	29,078
Past due from 31 days up to 90 days	11,668	2,049
Past due from 91 days up to 120 days	15,814	1,437
Past due from 121 days up to 360 days	7,070	4,100
Past due over 360 days	13,880	4,376
	773,575	894,571

As of December 31, 2022, the amount of due debts over three hundred and sixty (360) days mainly includes invoices receivable from subsidiaries: Cumbra Peru S.A. for S/ 3.4 million and Cumbra Ingenieria S.A. for S/ 0.9 million (Cumbra Peru S.A. for S/ 9.5 million, Unna Transporte S.A.C. for S/ 2.7 million, and Cumbra Ingenieria S.A. for S/ 1.6 million as of December 31, 2021).

(b)	The Contract Assets by the subsidiaries correspond to documents related to the estimates for services provided that were not invoiced, valuations under preparation or approval pending. These rights are recognized net of impairment for S/3.8 million and discounted at current value for S/ 2.8 million (S/ 5.2 million for impairment and S/ 5.9 million at current value as of December 31, 2021). The following is a breakdown by subsidiary:

In thousands of soles	2021	2022
Cumbra Peru S.A.	414,415	533,389
Cumbra Ingenieria S.A.	24,177	38,922
Unna Transporte S.A.C.	10,291	6,192
Unna Energia S.A.	4,718	5,617
Others	9	97
	453,610	584,217

Find below the Contract Assets corresponding to subsidiaries grouped by main projects:

In thousands of soles	2021	2022
Infrastructure
Operation and maintenance of roads	9,192	5,440
Others	1,099	752
	10,291	6,192

Energy	4,718	5,617

Engineering and Construction
Cumbra Peru S.A. - Jorge Chavez Airport (*)	25,401	167,360
Vial y Vives - DSD S.A. - Engineering and Construction Works	207,406	151,690
Cumbra Peru S.A. - Talara Refinery	62,617	77,448
Morelco S.A.S. - Engineering and Construction Works	6,430	58,075
Cumbra Peru S.A. - Concentrator Plant and tunnel of Quellaveco	96,972	54,996
Cumbra Ingenieria S.A. - Mina Gold Fields La Cima S.A. Project	3,872	22,455
Cumbra Peru S.A. - Toquepala Concentrator Maintenance Project	-	11,213
Cumbra Peru S.A. - Rio Urubamba Consortium	-	7,417
Cumbra Peru S.A. - Quebrada Honda Test Plant Project	412	5,417
Cumbra Peru S.A. - Gasoducto Piura Project	13,347	2,320
Others	22,135	13,920
	438,592	572,311
Others	9	97
	453,610	584,217

(*)	The variation at the end of 2022 corresponds to the EPC LAP3 project, related to the increase of activities in the construction of the Jorge Chavez airport terminal (Consorcio Inti Punku).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(c)	The contract assets for concessions correspond to future collections to the Grantor according to the terms of the concession agreement as detailed below:

In thousands of soles	2021	2022
Tren Urbano de Lima S.A.	256,526	281,487
Red Vial 5 S.A.	16,451	24,072
Carretera Andina del Sur S.A.C.	12,667	12,796
Carretera Sierra Piura S.A.C.	4,489	3,018
Concesionaria La Chira S.A.	620	2,290
	290,753	323,663

(c.1)	The contract assets from Tren Urbano de Lima S.A. include: i) the quarterly remuneration to be received by the Concessionaire for the kilometers traveled (PKT) pending settlement by the Grantor; ii) account receivable from the Peruvian State in the long term, plus accrued interest according to the amortized cost method (Note 2.E).

(c.2)	The contract assets of Red Vial 5 S.A. correspond to (i) a claim to the Ministry of Transportation and Communications (“MTC”) related to the application of Clause 9.9 Fare Guarantee of the Concession Agreement, by means of which the Grantor shall recognize and pay to Red Vial 5 S.A. the corresponding fair difference if a public entity does not let the Concessionaire collect the respective fare according to the terms of the agreement. The amount recorded amounting to S/ 13.3 million corresponds to current compensation value. On January 10, 2023, the arbitral request against the Peruvian Government was made before the Centro Internacional de Arreglo de Diferencia Relativas a Inversiones - CIADI (International Center to Deal with Investment Controversies) related to the payment of Fare Guarantee and others related to conservation and maintenance costs, (ii) provisions for supplementary works for S/ 8.7 million, and (iii) provisions receivable for engineering studies amounting to S/ 2.1 million.

The fair value of the financial assets related to concession agreements for disclosure purposes is estimated discounting future contractual cash flows with the long-term sovereign interest risk rate. This measurement is classified under level 2 hierarchy according with prior description:

	Carrying amount		Fair value
In thousands of soles	2021	2022	2021	2022
Tren Urbano de Lima S.A.	773,657	818,354	863,497	810,539

(d) The movement of impairment of trade accounts receivable is as follows:

In thousands of soles	Note	2021	2022
Balance at January, 1		(56,630)	(49,604)
Impairment, net	25 (iii)	(1,061)	(54,766)
Reversal of impairment		84	56
Write-off (*)		8,340	55,744
Exchange difference		(336)	32
Translation adjustments		(1)	54
Balance at December, 31		(49,604)	(48,484)

(*)	In 2022 corresponds mainly to write-offs generated in Cumbra Peru for S/ 55.7 million for the agreement with Tecnicas Reunidas in Talara S.A. (in 2021 Cumbra Peru for S/ 4.2 million, Tren Urbano de Lima S.A. for S/ 3.5 million, and others for S/ 0.6 million).

Management, after evaluating the balances receivable at the date of the consolidated financial statements, considers that, except for the accounts receivable provisioned, there are no accounts at risk of uncollectibility.

In the opinion of Corporate management, the expected credit loss allowance and allowance for trade receivables adequately cover the risk of uncollectibility as of December 31, 2021 and 2022.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

11. Transactions with Related Parties and Joint Operators

A. Transactions with related parties

The main transactions among Company and its related parties are summarized as follows:

In thousands of soles	2021	2022
Revenue from sales of goods and services:
- Joint operations	22,374	48,042
	22,374	48,042
Purchase of goods and services:
- Associates	4,478	1,842
	4,478	1,842

B. Related parties transactions

Transactions among related parties are made based on current price lists and according to the terms and conditions similar to those agreed with third parties.

As of December 31, 2021 and 2022 the balances at the end of the year were the following:

	As of December 31, 2021		As of December 31, 2022
In thousands of soles	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	9,792	-	9,606	-
Consorcio Inti Punku	1,865	1,733	4,030	3,104
Consorcio GyM Conciviles	1,479	1,074	-	1,426
Consorcio Italo Peruano	1,394	106	1,524	-
Consorcio Manperan	1,389	4,968	603	4,064
Consorcio Ermitaño	1,028	515	547	-
Consorcio Peruano de Conservacion	654	2,392	752	2,629
Consorcio Norte Pachacutec	125	282	57	246
Terminales del Peru	92	399	88	600
Consorcio Constructor Chavimochic	-	9,301	-	9,421
Consorcio Rio Mantaro	-	7,043	-	12,247
Consorcio Vial Quinua	-	1,947	-	1,945
Consorcio CDEM	-	1,545	-	-
Consorcio GyM-Stracon	-	143	-	160
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	633	8,664	3,153
Otros menores	288	1,803	1,874	1,139
	18,106	33,884	27,745	40,134

Other related parties
Ferrovias S.A.	-	15,513	-	13,354
Peru Piping Spools S.A.C.	2,711	1,607	-	-
	2,711	17,120	-	13,354
Current portion	20,817	51,004	27,745	53,488

Non-current portion
Gasoducto Sur Peruano S.A.	643,897	-	542,392	-
Ferrovias S.A.	-	14,690	-	15,054
Ferrovias Participaciones S.A.	-	36,022	-	12,239
Non-current	643,897	50,712	542,392	27,293

As of December 31, 2021 and 2022, accounts receivable and accounts payable are mainly of current maturity and have no specific guarantees. These balances do not bear interest considering their maturity in the short term.

The corporation carries out its operations with related companies under the same conditions as those carried out with third parties; consequently, there are no differences in pricing policies or in the basis for tax settlement; with respect to payment methods, these do not differ from policies granted to third parties. Transactions with non-controlling interests are disclosed in Note 34.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

C. Key Management remuneration

Key Management includes executive and non-executive directors, members of the Executive Committee and Internal Audit Management. In 2022 remuneration paid or payable to key Management amounted to S/33 million and only included short-term benefits (in 2021 a balance of S/ 33.5 million).

12. Other accounts receivable, net

As of December 31, this caption comprises:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022

Guarantee deposits (a)	139,019	194,885	135,650	110,507	3,369	84,378
Petroleos del Peru S.A.- Petroperu S.A. (b)	106,077	105,073	19,262	15,291	86,815	89,782
Claims to third parties (c)	113,685	88,919	56,069	17,130	57,616	71,789
Advances to suppliers (d)	31,365	53,658	31,365	53,658	-	-
Restricted funds (e)	7,346	52,014	-	44,668	7,346	7,346
VAT credit (f)	41,077	50,172	32,706	39,959	8,371	10,213
Income tax on-account payments (g)	44,072	48,729	44,072	48,729	-	-
Cumbra Peru S.A. - Refineria Talara (h)	125,864	36,266	115,435	36,266	10,429	-
Consorcio Panorama (i)	27,193	21,081	-	-	27,193	21,081
ITAN and other tax receivable	17,285	15,022	17,203	14,001	82	1,021
Accounts receivable from personnel	16,864	2,359	16,864	2,359	-	-
Other minors	18,571	10,747	18,432	10,627	139	120
	688,418	678,925	487,058	393,195	201,360	285,730

The fair value of the other short-term accounts receivable is similar to their carrying amount due to their short-term maturity. The other non-current accounts receivable correspond mainly to claims to third parties and maturities range from two (2) to five (5) years.

Maximum exposure to credit risk at the reporting date is the carrying amount of every class of other accounts receivable.

Find below a description and composition of the main items of the balance of other accounts receivable:

(a)	It corresponds to funds held by customers for work contracts mainly of the subsidiary Cumbra Peru S.A. These deposits are retained by customers to ensure the subsidiary’s compliance with its obligations under contracts. The amounts retained will be recovered once the work is completed.

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022
Cumbra Peru S.A. - Projects and Consortiums	27,821	113,473	27,821	33,505	-	79,968
Vial y Vives - DSD S.A. - Engineering works and construction	79,126	54,236	79,126	54,236	-	-
Cumbra Peru S.A. - Quellaveco Concentrator Plant	12,133	11,436	12,133	11,436	-	-
Cumbra Peru S.A. - Piura Gas Pipeline Project	8,914	7,187	8,914	2,782	-	4,405
Cumbra Peru S.A. - Toquepala Electromechanics	-	5,817	-	5,817	-	-
Morelco S.A.S. - Engineering works and construction	6,617	2,403	6,617	2,403	-	-
Others	4,408	333	1,039	328	3,369	5
	139,019	194,885	135,650	110,507	3,369	84,378

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(b)	Corresponds to additional investments directly related to modernization, expansion, adaptation to current regulations and other operating or commercial requirements established in the operating contracts signed between Terminales del Peru and Petroleos del Peru – Petroperu S.A.

The additional investments are accredited based on the inspection report of the contractor, both of the capital invested by the operator and of the compliance with the operational aspects, technical, safety, environmental and social standards and requirements of the project that is the subject of the additional investment. In accordance with the contracts for the operation of the North and Central hydrocarbon supply terminals, these accounts receivable from Petroperu do not generate interest.

(c)	As of December 31, 2021 and 2022, corresponds to the following claims to third parties:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022
Superintendencia Nacional de Aduanas y de Administracion Tributaria (SUNAT) (c.1)	30,994	27,968	-	-	30,994	27,968
Ministry of Housing and Fondo Mi Vivienda (c.2)	23,953	26,084	-	-	23,953	26,084
Accounts receivable from joint venture (c.3)	46,360	21,100	46,360	7,915	-	13,185
Others	12,378	13,767	9,709	9,215	2,669	4,552
	113,685	88,919	56,069	17,130	57,616	71,789

(c.1)	Superintendencia Nacional de Aduanas y de Administracion Tributaria (SUNAT)

Corresponds to the company’s claim before the Specialized Administrative Court of the Court of Justice of Lima against the Tax Administration for deductions of investment losses. The balance as of December 31, 2022 is S/27.9 million (S/30.9 million as of December 31, 2021). In Management’s opinion and that of legal advisors, this account will be collected in a five-year period, estimated date for the end of the judicial process.

(c.2)	Ministry of Housing and Mi Vivienda Fund

Corresponds to a claim in favor of the Corporation, resulting from the termination of the contract called “Ciudad Alameda de Ancon”, signed by VIVA, the Ministry of Housing and Construction and Sanitation and Fondo Mi Vivienda S.A. As of December 31, 2022 the net amount of the claim corresponds to its fair value, which amounts to S/ 26 million (S/23 million as of December 31, 2021) and results from the discount of the gross amount of the claim, to be collected over 11 years, at a rate of 7.99%. The gross amount of the claim amounting to S/ 46.7 million (including the full amount of the services provided by VIVA in the Ancon Project) is part of the amount of the claim filed by VIVA against the Ministry of Housing, Construction and Sanitation for the amount of S/ 116.3 million, which also includes an indemnity for damages (consequential damages and loss of profits). According to Management and legal advisors, it is expected that the amount of the claim will be collected within a maximum period of 11 years.

(c.3)	Joint Venture

As of December 31, 2022 the balance corresponds to the attributions of proceeds to Cotinavec Montaje Peru S.A.C. for S/13 million, the balance is in the process of arbitration with an estimated date to be resolution, June 2025 as well as to other accounts receivables for S/7.9 million (S/29 million and S/17.3 million as of December 31, 2021).

(d)	As of December 31, 2021 and 2022, corresponds to advance payments to suppliers as following:

In thousands of soles	2021	2022

Cumbra Peru S.A. - Aeropuerto Jorge Chavez	7,992	18,353
Cumbra Peru S.A. - Projects and Consortiums	10,646	15,220
Tren Urbano de Lima S.A. - Alstom Transporte	3,691	3,691
Others	9,036	16,394
	31,365	53,658

(e)	As of December 31, 2022, restricted funds correspond to bank certificates under guarantee composed as follows: Cumbra Peru S.A. for S/ 29.9 million – EPC Talara, Cumbra Ingenieria S.A. for S/ 14.7 million, and a restricted fund of Concesionaria La Chira S.A. for S/ 7.3 million. (As of December 31, 2021 a restricted fund of Concesionaria La Chira S.A. for S/ 7.3 million).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(f)	As of December 31, 2021 and 2022, correspond to tax credit related to sales tax of the following subsidiaries:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022
Cumbra Peru S.A.	12,737	14,492	12,737	14,492	-	-
Tren Urbano de Lima S.A.	4,266	8,501	4,266	8,501	-	-
Viva Negocio Inmobiliario S.A.C.	6,110	8,077	514	639	5,596	7,438
Unna Transporte S.A.C.	5,333	5,033	5,333	5,033	-	-
Carretera Andina del Sur S.A.C.	1,475	4,313	1,475	4,313	-	-
Unna Energia S.A.	1,911	3,511	1,911	3,511	-	-
Cumbra Ingenieria S.A.	1,947	2,023	1,947	2,023	-	-
AENZA S.A.A.	3,715	879	3,715	879	-	-
Others	3,583	3,343	808	568	2,775	2,775
	41,077	50,172	32,706	39,959	8,371	10,213

(g)	As of December 31, 2021 and 2022, corresponds to income tax payment on account and balance in favor of the following subsidiaries:

In thousands of soles	2021	2022

Cumbra Peru S.A.	25,539	23,079
Unna Energia S.A.	932	15,739
Unna Transporte S.A.C.	844	5,119
Cumbra Ingenieria S.A.	4,331	2,754
AENZA S.A.A.	1,129	1,055
Carretera Andina del Sur S.A.C.	370	482
Qualys S.A.	502	156
Tren Urbano de Lima S.A.	9,990	-
Others	435	345
	44,072	48,729

(h)	Cumbra Peru S.A. - Talara Refinery

As of December 2022, Cumbra Peru S.A. had a lawsuit pending against Tecnicas Reunidas de Talara S.A.C. (TRT) for approximately US$ 78 million as compensation for damages suffered as a result of various contractual breaches. In turn, Tecnicas Reunidas de Talara S.A.C. filed a counterclaim for approximately US$ 81 million alleging that Cumbra Peru S.A. had breached the subcontract entered into between the two companies. On the other hand, on December 28, 2020, Tecnicas Reunidas de Talara S.A.C. executed two letters of guarantee issued by Banco Santander, the first for US$ 16 million for Fidelity Performance and the second letter of guarantee for US$ 7.7 million for advance payment of work, despite the fact that the obligations guaranteed by the letter of guarantee were being litigated in the process described in this paragraph. At December 31, 2021, the balance of accounts receivable from TRT including executed bond letters amounted to US$ 31.6 million, equivalent to S/ 125.8 million.

In December 2022, the Company signed an agreement with Tecnicas Reunidas de Talara S.A.C., in order to solve claims of both parties. As a result of this agreement, the Company impaired account receivables rights for US$ 29.6 million equivalent to S/113 million (Note 12-j.1). Also, the Company would receive payments for outstanding invoices for an amount of US$10.3 million (equivalent to S/36.2 million) before January 31, 2023. As of the closing date of this report, the Company has collected the full amount agreed.

(i)	As of December 31, 2021 and 2022, corresponds to the settlement agreement of the Consorcio Panorama signed by Viva Negocio Inmobiliario S.A.C. and Inversiones Maje S.A.C. on December 14, 2018. This balance includes the return of contributions and profit totaling US$ 6.8 million (equivalent to S/ 26 million), obtained based on future sales of the properties held in the Project, which has an estimated collection date of August 2025.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

The movement of impairment of other accounts receivable in 2021 and 2022 was as follows:

In thousands of soles	Tax credit	Claims to third parties	Total
At January 1, 2021	(6,222)	(95,828)	(102,050)
Additions	-	(21,178)	(21,178)
Write-off	-	986	986
Exchange difference	-	(2,400)	(2,400)
Translations adjustments	-	(4,927)	(4,927)
At December 31, 2021	(6,222)	(123,347)	(129,569)

At January 1, 2022	(6,222)	(123,347)	(129,569)
Additions	-	(127,348)	(127,348)
Write-off	-	113,037	113,037
Exchange difference	-	2,646	2,646
Translations adjustments	-	603	603
At December 31, 2022	(6,222)	(134,409)	(140,631)

As of December 31, 2022 the additions correspond to: a) Cumbra Peru S.A. for S/ 115.6 million (Tecnicas Reunidas Talara S.A. S/113 million, Consorcio Chavimochic for S/1.9 million and Morelco S. A.S. for S/0.7 million); b) AENZA S.A.A. for S/3.1 million from Mota Engil; and c) Cumbra Ingenieria S.A. for S/ 0.6 million from Consorcio Supervisor Red Vial 4 (Note 25.iii); and d) additions in the subsidiary Viva Negocio Inmobiliario S.A.C. recorded in Other Expenses for S/8.1 million from Consorcio Panorama (Note 27.C).

As of December 31, 2021 the additions correspond to: a) Cumbra Peru S.A. for S/ 1 million (Morelco S.A.S. for S/0.6 million, Construyendo Pais S.A. for S/0.5 million); b) Unna Transportes S.A.C. for S/0.2 million from Obras de Ingenieria S.A. (Note 25.iii). Also, additions in Aenza S.A.A. recorded in other expenses for S/ 19.9 million coming from Adexus S.A. (Note 27.C).

13. Inventories, net

As of December 31, this caption comprises:

In thousands of soles	2021	2022
Land	175,087	114,111
Work in progress - Real estate	117,341	131,090
Finished properties	75,085	47,643
Construction materials	49,403	42,475
Merchandise and supplies	80,051	83,512
	496,967	418,831
Allowance for inventory write-downs	(8,641)	(6,495)
	488,326	412,336
Current	488,326	346,783
Non-current	-	65,553

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

As of December 31, 2022, the long-term balance includes S/ 65.6 million corresponding to lands for long-term real estate projects (S/ 52 million in San Isidro in Lima and S/ 13.5 million in Barranco in Lima).

Lands

This caption includes properties for the development of the following projects of the subsidiary Viva Negocio Inmobiliario S.A.C.

In thousands of soles	2021	2022
Lurin (a)	84,648	47,365
San Isidro (b)	51,850	52,007
Barranco (c)	14,640	14,739
Piura	5,325	-
Nuevo Chimbote (d)	18,624	-
	175,087	114,111

As of December 31, 2021 and 2022, the provision for impairment of lands was S/ 1.2 million.

(a)	Land of 71.4 hectares corresponding to Inmobiliaria Almonte S.A.C., located in the district of Lurin, province of Lima, used for industrial development.

(b)	Land located at Calle David Samanez Ocampo N° 140, San Isidro, for the development of a real state housing project; with an area of 0.125 hectares, which corresponds to the subsidiary Inmobiliaria Pezet S.A.C.

(c)	Land located at Calle Paul Harris N° 332 and N° 336, Barranco for the development of a traditional housing project, with an area of 0.062 hectares, which corresponds to the Paul Harrys project.

(d)	In April 2022, the purchase and sale agreement for the Chimbote land was terminated through the termination of the 2013 agreement, transferring the land to Urbi Propiedades S.A.C. This resolution resulted in a net loss of S/1.8 million recognized as an expense for the period in the consolidated statement of profit or loss under the caption “other income and expenses”.

Real estate work in progress

As of December 31, this caption comprises the following projects:

In thousands of soles	2021	2022
Los Parques de Comas	63,213	82,518
Los Parques del Mar	20,044	20,295
Los Parques del Callao	27,235	16,040
Los Parques de Piura	-	5,515
Others	6,849	6,722
	117,341	131,090

The Corporation capitalized in these works (Note 2.Q), indebtedness costs for S/ 0.5 million at interest rates ranging from 7% to 7.9% in 2022 (S/ 1 million at interest rates ranging from 7% to 11% in 2021).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

Finished properties

As of December 31, finished properties comprises the following real estate projects:

In thousands of soles	2021	2022
Los Parques de Comas	27,185	18,737
Los Parques de Carabayllo III	14,757	7,857
Strip Callao	6,286	6,285
Los Parques del Mar	13,885	4,542
Huancayo	7,918	4,580
Los Parques de Callao	2,441	3,793
Los Parques de Piura	430	19
Others	2,183	1,830
	75,085	47,643

As of December 31, 2022, the balance is recognized net of provision for impairment for S/ 3.2 million (S/ 3.7 million as of December 31, 2021).

Construction materials

As of December 31, 2022, construction materials correspond mainly to projects of the subsidiary Cumbra Peru S.A. for S/ 39.9 million (Cumbra Peru S.A. for S/ 47 million as of December 31, 2021).

Goods and supplies

As of December 31, 2021 and 2022, corresponds mainly to batteries, coils, aluminum foil, labels and caps used for the operation, maintenance and repair of the subsidiary Tren Urbano de Lima S.A.

14. Investments in Associates and Joint Ventures

As of December 31, this caption comprises:

In thousands of soles	2021	2022
Associates	22,047	2,753
Joint ventures	9,126	12,163
	31,173	14,916

The amounts recognized in the statement of profit or loss as value of equity interest are as follows:

In thousands of soles	2021	2022
Associates	(3,693)	(1,144)
Joint ventures	2,832	3,051
	(861)	1,907

A. Investments in associates

Set out in the table below are the associates of the Corporation as of December 31, 2021 and 2022. The associates listed below have share capital solely consisting of common shares, which are held directly by the Corporation. None of the associates are listed companies; therefore, there is no quoted market price available for their shares.

	Class	Interest in capital		Carrying amount
In thousands of soles	of share	2021	2022	2021	2022
Entity		%	%
Inversiones Maje S.A.C.	Common	9.59	9.59	2,043	2,103
Obratres S.A.C.	Common	37.50	37.50	3,400	649
Gasoducto Sur Peruano S.A. (i)	Common	20.00	20.00	-	-
Concesionaria Chavimochic S.A.C. (ii)	Common	26.50	26.50	16,295	-
Others	Common			309	1
				22,047	2,753

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

The movement of investments in associates is as follows:

In thousands of soles	2021	2022
Balance at January, 1	27,246	22,047
Impairment of investment (ii)	-	(14,804)
Decrease in capital	-	(2,937)
Equity interest in results	(3,693)	(1,144)
Dividends received	(1,483)	(380)
Conversion adjustment	(23)	(29)
Balance at December, 31	22,047	2,753

The most significant associates are described as follows:

i. Gasoducto Sur Peruano S.A.

In November 2015, the Corporation acquired a 20% interest in Gasoducto Sur Peruano S.A. and obtained a 29% interest in Consorcio Constructor Ductos del Sur (hereinafter “CCDS”) through its subsidiary Cumbra Peru S.A.

On July 22, 2014, GSP signed a concession agreement with the Peruvian Government to build, operate, and maintain a pipeline transportation system of natural gas to meet the demand of cities in the south of Peru (hereinafter the “Concession Agreement”). Additionally, GSP signed an engineering, procurement and construction agreement with CCDS.

The Corporation made an investment of US$ 242.5 million (equivalent to S/811 million) and had to assume 20% of the performance bond established in the concession agreement for US$ 262.5 million and 21.49% of the guarantee for a bridge loan of US$ 600 million.

Early termination of the Concession Agreement

On January 24, 2017 the Peruvian Ministry of Energy and Mines (hereinafter “MEM”) notified the early termination of the Concession Agreement under Clause 6.7 for the failure of the concessionaire to accredit the financial closure within the contractual term, proceeding with the immediate execution of the entirety of the faithful performance guarantee.

The situation described in the previous paragraph caused Management to recognize the impairment between 2016 and 2019 of its total investment (US$242.5 million), and required the register of the account receivable resulting from the execution of the counter-guarantees granted by AENZA S.A.A. in favor of the entity issuing the guarantees: for US$ 52.5 million corresponding to the performance bond and US$ 129 million corresponding to the corporate guarantee on the bridge loan granted to GSP. According to the Concession Agreement, the guarantees were paid on behalf of GSP, therefore, AENZA S.A.A. recognized the right to collect from GSP for US$181.5 million, which were recorded in 2016 as accounts receivable from related parties. Likewise, Cumbra Peru recognized the value of accounts receivable from CCDS for US$73.5 million and lost profits for US$10 million, which correspond to receivables from GSP. (Note 11) for the balance of the account receivable from GSP.

On October 11, 2017, the agreement deed for the delivery of the assets of the south Peruvian gas pipeline concession between GSP and MEM was signed. The assets include the works, equipment, facilities and engineering studies provided for the execution of the project.

Upon termination of the Concession Agreement, and in accordance with the provisions of clause 20 thereof, the Peruvian Government had the obligation to hire an internationally recognized auditing firm to calculate the Net Book Value (hereinafter “NBV”) of the concession assets , and to call up to three auctions on GSP’s assets. However, to date, the Peruvian State continues to fail to comply with these contractual obligations. The amount of the VCN was calculated at US$2,602 million by an independent auditing firm hired by GSP as of December 31, 2016, this figure was subsequently adjusted to US$2,110 million as a result of variations in the balances related to the works carried out by the consortium, which in turn is reported in its audited financial statements as of December 31, 2017.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

Collection Actions of AENZA S.A.A.

On December 21, 2018, the Company asked the Peruvian Government for direct treatment and requested the payment of NBV in favor of GSP. On October 18, 2019, the Company filed with CIADI an arbitration request. On December 27, 2019 the Company withdrew the arbitration in compliance with a preliminary plea agreement signed with the Attorney General´s Office and Ad-hoc Peruvian Public Prosecutor’s Office on the same date (Note 1). Withdrawing the arbitration before CIADI does not involve the loss of collection rights of the Company against GSP and does not restrict, limit, or impede GSP from asserting its rights against the Peruvian Government.

The Company and its internal and external legal advisors consider that the payment owed by the Government to GSP for the NBV are not within the withholding scope under Law 30737 that ensures the immediate payment of civil compensation in favor of the Peruvian Government in cases of corruption and related crimes, since this payment does not include any profit margin and/or not correspond to the sale of assets related to the project, but to a reimbursement for the investment made by the Concessionaire.

Bankruptcy of GSP

On December 4, 2017, GSP started a bankruptcy proceeding before the INDECOPI. The Company maintains receivable recognized by INDECOPI of US$0.4 million and US$169.3 million, the latter held under trust in favor of the creditors of the Company. In addition, it has indirectly recognized claims of US$11.8 million. On the other hand, the debt of Cumbra Peru S.A. is recognized in INDECOPI indirectly through the Constructor Ductos del Sur of US$88.7 million. As of the date of this report, GSP is under liquidation and AENZA S.A.A. chairs the Board of Creditors.

On April 11, 2023, the Liquidation Agreement was approved, which defines the framework for the liquidator’s actions. The Liquidation Agreement includes the granting of powers to the liquidator with respect to representation, administrative, contractual and other relevant powers that allow him to comply with the obligations for which he was appointed, as well as the actions he is allowed to take in order to recover GSP’s assets and in accordance with the mechanisms set forth in the General Law of the Insolvency System.

On April 13, 2023, and under the powers granted to him by the Liquidation Agreement, the Liquidator requested the MEM to initiate the Direct Treatment procedure stipulated in the Concession Agreement.

Amounts recognized in the consolidated financial statements (note 11).

As of December 31, 2022, the net value of the account receivable from GSP is approximately US$142.4 million, equivalent to S/542.4 million (US$161.9 million equivalent to S/643.9 million at December 31, 2021), which comprises the recognition in the following entities of the Corporation: i) AENZA S.A.A. holds US$63.9 million (equivalent to S/243. 2 million) discounted to present value net of impairment and the effect of the exchange difference (US$81.1 million equivalent to S/322.6 million at December 31, 2021) and; ii) Cumbra Peru S.A. holds US$78.5 million (equivalent to S/299.2 million) discounted to present value, net of the effect of the exchange difference (US$80.8 million equivalent to S/321.3 million at December 31, 2021).

The Company’s management maintains the recovery estimate in 8 years, applying a discount rate of 5.85% (recovery term of 8 years with a discount rate of 2.73% as of December 31, 2021). These estimates generated during 2022 a present value effect of approximately S/72.2 million (S/32.8 million in 2021) which has been recognized in the consolidated statement of profit or loss under the caption “Financial income and expenses loss from present value” (Note 26.B).

Based on management’s assessment and in conjunction with the opinion of the internal legal department and external legal counsel, the estimate of recoverability, impairment allowances and the net recognized value of the account receivable from GSP as of December 31, 2021 and 2022 is reasonable and sufficient as of the reporting date of the Corporation’s consolidated financial statements, see also Notes 5.A.iv and 11.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

ii. Concesionaria Chavimochic S.A.C.

In May 2014, Concesionaria Chavimochic S.A.C. (hereinafter the “Concessionaire”), in which AENZA has 26.5% of interest, signed an agreement with the Peruvian Government (hereinafter the “Concession Agreement”) for the design, construction, operation, and maintenance of major hydraulic works of Chavimochic Project (hereinafter the “Project”). The construction of the work started in 2015 with a concession term of twenty-five (25) years and a total investment of about US$ 647 million.

According to the Concession Agreement, the works of the third stage of the Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% in progress. However, at the beginning of 2017, the procedure for early termination of the Concession Agreement was initiated due to the breach of contract by the Grantor, and all activities were suspended in December 2017. Due to the fact that no agreement was made, the Concessionaire initiated an arbitration process before the Comision de las Naciones Unidas para el Derecho Mercantil Internacional (CNUDMI).

On October 4, 2022, the Arbitration Court notified the parties with the award, which provided for the early termination of the Concession Agreement and ordered, among other things, that the Grantor pay the Concessionaire the amount of US$ 25.3 million as a consequence of its failure to provide the Project Control Delivery, and the execution of 70% of the Performance Bond or the payment of US$ 25 million for the Concessionaire’s failure to obtain evidence of financial closing.

Despite the requests for exclusion and integration of the award filed by the Concessionaire, the Court did not issue a decision within the deadline, and the award was consented to. As of December 31, 2022, an impairment of its total investment amounting to S/ 14.5 million was recorded.

In February 2023, the Grantor partially executed the Concessionaire’s performance bond, where AENZA S.A.A. was required to assume a total of US$7.5 million. Likewise, prior to the closing of this report, the Grantor requested the execution of the balance of the Concessionaire’s performance bond, where AENZA S.A.A. is responsible for US$2 million. The Concessionaire is currently coordinating the necessary legal actions for the full execution of the award so that the Grantor complies with the obligations arising therefrom. Likewise, the Concessionaire will initiate legal actions against the Grantor for what it considers an arbitrary execution of the balance of the performance bond without the arbitration court having granted the possibility of executing the bond for a higher amount.

B. Investment in Joint Ventures

Set out below are the joint ventures of the Corporation as of December 31:

				Carrying amount
	Class	Interest in capital		As of December 31
In thousands of soles	of share	2021	2022	2021	2022
Entity
Logistica Quimicos del Sur S.A.C.	Common	50.00%	50.00%	8,951	12,049
Others				175	114
				9,126	12,163

The movement of investments in joint ventures was as follows:

In thousands of soles	2021	2022
Balance at January, 1	8,270	9,126
Equity interest in results	2,832	3,051
Dividends received	(1,962)	-
Conversion adjustment	(14)	(14)
Balance at December, 31	9,126	12,163

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

The following table shows the financial information of the main joint ventures:

	Logistica Quimicos del Sur S.A.C.
	As of December 31
In thousands of soles	2021	2022

Current
Cash and cash equivalents	3,096	8,283
Other current assets	2,068	1,879
Total current assets	5,164	10,162

Other current liabilities	(3,899)	(1,444)
Total current liabilities	(3,899)	(1,444)

Non-current
Total non-current assets	34,027	32,546
Total non-current liabilities	(17,392)	(17,168)
Net assets	17,900	24,096

Revenues	14,847	14,937
Depreciation and amortization	(2,400)	(2,262)
Interest expenses	(366)	(169)
Profit from operations	8,140	8,923
Income tax expense	(2,473)	(2,727)
Profit or loss from operations after income tax	5,667	6,196
Total comprehensive income	5,667	6,196

The Corporation did not receive dividends from Logistica Quimicos del Sur S.A. in 2022 (S/ 2 million in 2021).

15. Investment Property, Property, Plant and Equipment, and Right-of-Use Assets

A. Investment property, net

(i)	Investment properties are stated at cost, net of accumulated depreciation and have the following composition:

			Year of Acquisition or	Level of	Methodology of Valuation
In thousands of soles	2021	2022	construction	Hierarchy	2021 / 2022

Investment properties built
Centro Comercial “Agustino Plaza” (a)	21,605	19,823	2011	Level 3	Appraisal
Lease office - Surquillo (b)	40,595	40,594	2009	Level 3	Appraisal
Others	811	1,507
	63,011	61,924

(a)	The subsidiary Viva Negocio Inmobiliario S.A.C. is owner of “Agustino Plaza” Shopping Center located in the District of El Agustino, the fair value was calculated by an independent appraiser amounted to S/70.8 million equivalent to US$18.4 million as of December 31, 2022 (S/59.9 million equivalent to US$15 million as of December 31, 2021). This investment property has been leased under an operating lease with third parties. The net carrying amount amounts to S/19.8 million (S/22.4 million at December 31, 2021).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

As of December 31, 2021 and 2022 there are liens on the Inter-American Development Bank and Banco de Credito del Peru, respectively.

(b)	The Company is owner of the property located at Av. Paseo de la Republica 4675, Surquillo, the fair value was calculated by an independent appraiser and amounted to S/ 73.7 million, equivalent to US$19 million. As of December 31, 2022, the carrying amounts to S/40.6 million (in December 2021, the Management decided to lease the property transferring it from ‘property, plant, and equipment’ to ‘investment property’. The net carrying amount at the closing of the year was S/ 42.6 million).

As of December 31, 2021 and 2022 the assets present liens related to the trust with the syndicated line (Note 17.v).

(ii)	The net gain from investment properties as of December 31, 2021 and 2022 consists of the following:

In thousands of soles	2021	2022
Lease income from investment properties	6,806	6,537

(iii)	The movement of investment properties and their related accumulated depreciation for the years ended December 31, 2021 and 2022 are as follows:

In thousands of soles	Land	Buildings	Work in progress	Total

Cost, net
Balance at January 1, 2021	2,505	43,443	20	45,968
Additions	-	28	124	152
Transfers	10,692	30,458	-	41,150
Reclassifications	-	123	(123)	-
Translations adjustments	(9)	(39)	-	(48)
At December 31, 2021	13,188	74,013	21	87,222
Balance at January 1, 2022	13,188	74,013	21	87,222
Additions	-	53	-	53
Disposals	-	(1,409)	-	(1,409)
Reclassifications	-	13,691	-	13,691
At December 31, 2022	13,188	86,348	21	99,557

Accumulated depreciation
Balance at January 1, 2021	-	(19,895)	-	(19,895)
Depreciation charge	-	(4,316)	-	(4,316)
At December 31, 2021	-	(24,211)	-	(24,211)
Balance at January 1, 2022	-	(24,211)	-	(24,211)
Depreciation charge	-	(3,971)	-	(3,971)
Disposals	-	4,240	-	4,240
Reclassifications	-	(13,691)	-	(13,691)
At December 31, 2022	-	(37,633)	-	(37,633)

Carrying amounts
At January 1, 2020	2,494	25,820	12	28,326
At December 31, 2020	2,505	23,548	20	26,073
At December 31, 2021	13,188	49,802	21	63,011
At December 31, 2022	13,188	48,715	21	61,924

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

Depreciation of investment properties is distributed in the consolidated statement profit or loss as follows:

In thousands of soles	Note	2021	2022
Cost of services and goods	25(iv)	4,316	3,971

Below are the minimum ranges, maximum ranges and the average of the price per square meter:

	Minimum	Maximum
	range	range	Average
	US$ per M2	US$ per M2	US$ por M2
“Agustino Plaza” Shopping Center	900	1,125	1,008
Lease office - Surquillo	2,500	3,700	3,118

Sensitivity analysis

The following is a sensitivity analysis of the evaluation of the investment property in relation to changes in the following factors considered relevant to management:

In thousands of soles	2021	2022
3%	117	130
(3%)	117	130

(iv)	The nominal amounts of future fixed minimum rental income are as follows (operating leases) of the Corporation’s investment properties:

In thousands of soles	2021	2022
Within 1 year	4,250	3,728
After 1 year but no more than 5 years	37,731	28,241
More than 5 years	42,301	33,438

The fair value of the assets is determined based on the value assigned by an external appraiser. The external appraiser uses the comparable market method, according to which the fair value of a property is estimated on the basis of transactions comparables. The unit of comparison applied by the Corporation is the price per square meter.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

B. Property, plant, and equipment, net

The movement of property, plant, and equipment and related accumulated depreciation for the years ended December 31, 2021 and 2022 are as follows:

In thousands of soles	Land	Buildings	Machinery	Vehicles	Furniture and Fixtures	Other equipment	Replacement and in-transit units	Work in progress	Total

Cost
Balance at January 1, 2021	10,879	133,101	755,838	64,683	52,810	156,111	11,957	20,481	1,205,860
Additions (i)	85	131	15,786	519	661	5,175	2,572	13,262	38,191
Sale of assets (ii)	-	(714)	(126,417)	(2,775)	(392)	(2,266)	-	-	(132,564)
Disposals	-	(2,638)	(15,632)	(925)	(1,078)	(2,781)	-	-	(23,054)
Subsidiary deconsolidation	-	(18,926)	-	(712)	(2,556)	(67,930)	-	-	(90,124)
Reclassifications	9,925	6,317	235,219	159,546	(15,801)	(30,238)	(2,679)	(32,020)	330,269
Transfers	(10,692)	(44,149)	(219)	62	-	-	-	(218)	(55,216)
Translations adjustments	(479)	(556)	(9,526)	(1,276)	(63)	(364)	-	-	(12,264)
At December 31, 2021	9,718	72,566	855,049	219,122	33,581	57,707	11,850	1,505	1,261,098
Balance at January 1, 2022	9,718	72,566	855,049	219,122	33,581	57,707	11,850	1,505	1,261,098
Additions (i)	-	2,442	29,465	370	783	6,933	-	23,162	63,155
Sale of assets (ii)	-	(75)	(32,314)	(7,179)	(513)	(1,249)	(474)	-	(41,804)
Disposals	-	(5,055)	(12,358)	(3,299)	(289)	(2,084)	-	-	(23,085)
Reclassifications	-	-	(845)	-	-	-	-	-	(845)
Transfers	-	(2,875)	(25)	1,147	3,253	(1,188)	-	(84)	228
Translations adjustments	(641)	(8,288)	(9,770)	(2,989)	(2,473)	(782)	404	-	(24,539)
At December 31, 2022	9,077	58,715	829,202	207,172	34,342	59,337	11,780	24,583	1,234,208

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

In thousands of soles	Land	Buildings	Machinery	Vehicles	Furniture and Fixtures	Other equipment	Replacement and in-transit units	Work in progress	Total
Accumulated depreciation and impairment
Balance at January 1, 2021	(273)	(51,901)	(498,601)	(47,959)	(44,873)	(140,635)	(11)	(16,138)	(800,391)
Depreciation charge	-	(5,455)	(49,753)	(4,561)	(1,335)	(9,676)	-	-	(70,780)
Sale of assets (ii)	-	704	122,056	1,632	361	2,127	-	-	126,880
Disposals	-	1,991	15,022	814	951	2,759	-	-	21,537
Subsidiary deconsolidation	-	15,508	-	698	2,357	63,626	-	-	82,189
Reclassifications	273	(12,832)	(221,775)	(158,628)	15,799	30,722	34	16,138	(330,269)
Transfers	-	13,691	339	(48)	-	-	-	-	13,982
Impairment loss (iii)	-	-	(8,055)	-	-	-	(33)	-	(8,088)
Translations adjustments	-	(99)	6,468	748	10	(115)	-	-	7,012
At December 31, 2021	-	(38,393)	(634,299)	(207,304)	(26,730)	(51,192)	(10)	-	(957,928)
Balance at January 1, 2022	-	(38,393)	(634,299)	(207,304)	(26,730)	(51,192)	(10)	-	(957,928)
Depreciation charge	-	(4,294)	(39,837)	(2,417)	(1,067)	(4,693)	-	-	(52,308)
Sale of assets (ii)	-	75	26,241	6,013	484	1,222	384	-	34,419
Disposals	-	2,756	12,219	3,268	276	1,780	89	-	20,388
Reclassifications	-	(438)	845	-	217	221	-	-	845
Transfers	-	(691)	(1,103)	(36)	(1,255)	633	-	-	(2,452)
Impairment loss (iii)	-	(6,515)	(1,916)	-	(2,357)	-	(69)	-	(10,857)
Translations adjustments	-	6,922	6,521	1,977	2,465	669	(404)	-	18,150
At December 31, 2022	-	(40,578)	(631,329)	(198,499)	(27,967)	(51,360)	(10)	-	(949,743)

Carrying amounts
At January 1, 2020	10,606	81,200	257,237	16,724	7,937	15,476	11,946	4,343	405,469
At December 31, 2021	9,718	34,173	220,750	11,818	6,851	6,515	11,840	1,505	303,170
At December 31, 2022	9,077	18,137	197,873	8,673	6,375	7,977	11,770	24,583	284,465

(i)	As of December 31, 2022, additions to property, plant, and equipment correspond mainly to additions to equipment and work in progress related to well operations for S/ 49.9 million, in the Energy sector; additions to various machinery and equipment for S/ 8 million, in the Engineer and Construction sector; and additions to various equipment and machinery for S/ 3.4 million, in the real estate segment (as of December 31, 2021, it mainly corresponds to additions to machinery, equipment, vehicles, furniture and fixtures and buildings totaling S/ 20.2 million, in the Engineering and Construction segment; as well as additions in work in progress, replacement units, machinery, furniture and fixtures, land and buildings in S/ 16.8 million, in the Energy segment).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(ii)	During 2022, asset sales were recorded with a disposal cost mainly in machinery, vehicles, furniture and fixtures and various equipment for S/ 6.6 million in the Engineering and Construction segment, and sales of machinery and vehicles for S/ 0.6 million in the Infrastructure segment (in 2021, S/ 4.7 million in machinery and vehicle sales in the Engineering and Construction segment and S/ 0.8 million in machinery in the Energy segment).

(iii)	In 2022, it mainly corresponds to assets of projects belonging to the Engineering and Construction segment, which reached their end and were recognized as impairment; these include improvements and installations for S/6.5 million, furniture and fixtures for S/2.4 million and machinery for S/1.9 million, (in 2021, it corresponds to the impairment in machinery for S/7.7 million and S/0.4 million, in the Engineering and Construction and Energy segments, respectively). This was recorded in the consolidated statement of income under “Other Income and Expenses” and “Cost of Sales and Services”.

Depreciation of fixed assets is distributed in the consolidated statement of profit or loss as follows:

In thousands of soles	Note	2021	2022
Cost of services and goods	25(iv)	60,230	50,981
Administrative expenses	25(iv)	4,610	1,327
Depreciation discontinued operations		5,940	-
		70,780	52,308

The net carrying amount of machinery and equipment, vehicles, and furniture and fixtures acquired under finance lease agreements is broken down as follows:

In thousands of soles	2021	2022

Cost	64,640	64,710
Accumulated depreciation	(53,321)	(54,097)
Net carrying amount	11,319	10,613

In 2022 payments for amortization and interest on finance lease amounting to S/ 9.1 million were made (S/ 8.8 million in 2021).

The Corporation maintains insurance in force on its major assets in accordance with policies established by the Corporation’s management. In the opinion of Corporate Management, the Corporation’s insurance policies are consistent with industry practice.

As of December 31, 2021 and 2022, the Corporation’s management evaluated its long-lived assets for impairment and found no indications of impairment except for the effect of S/10.8 million recognized in 2022 (see paragraph iii). Therefore, it is not necessary to establish a provision for impairment in addition to that recognized at those dates.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

C. Right-of-use assets, net

As of December 31, 2021 and 2022, the Corporation recognized right-of-use assets and liabilities as shown in the following table:

In thousands of soles	Buildings	Machinery and equipments	Vehicles	Total

Cost, net
Balance at January 1, 2021	75,849	19,344	14,324	109,517
Additions	8,260	317	5,354	13,931
Deconsolidation	(21,117)	-	(3,050)	(24,167)
Disposals	(364)	-	-	(364)
Reclassifications	(589)	10	546	(33)
Translations adjustments	(443)	-	(50)	(493)
At December 31, 2021	61,596	19,671	17,124	98,391
Balance at January 1, 2022	61,596	19,671	17,124	98,391
Additions	6,295	6,344	8,928	21,567
Reclassifications	-	443	(443)	-
Translations adjustments	(240)	-	-	(240)
Others adjustments	(188)	-	(35)	(223)
At December 31, 2022	67,463	26,458	25,574	119,495

In thousands of soles	Buildings	Machinery and equipments	Vehicles	Total
Accumulated depreciation
Balance at January 1, 2021	(24,980)	(12,604)	(7,415)	(44,999)
Depreciation charge	(12,589)	(5,355)	(5,755)	(23,699)
Deconsolidation	14,701	-	2,834	17,535
Disposals	364	-	-	364
Reclassifications	588	1,346	(1,901)	33
Translations adjustments	92	-	-	92
At December 31, 2021	(21,824)	(16,613)	(12,237)	(50,674)
Balance at January 1, 2022	(21,824)	(16,613)	(12,237)	(50,674)
Depreciation charge	(9,672)	(4,169)	(4,868)	(18,709)
Reclassifications	-	(59)	59	-
Translations adjustments	128	-	-	128
Others adjustments	(68)	-	35	(33)
At December 31, 2022	(31,436)	(20,841)	(17,011)	(69,288)

Carrying amounts
At January 1, 2021	50,869	6,740	6,909	64,518
At December 31, 2021	39,772	3,058	4,887	47,717
At December 31, 2022	36,027	5,617	8,563	50,207

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

Depreciation expenses for right-of-use assets have been distributed in the following items of the consolidated statement of profit or loss:

In thousands of soles	Note	2021	2022

Cost of sales and services	25(ii)	17,517	17,469
Administrative expenses	25(ii)	815	1,240
Depreciation discontinued operations		5,367	-
		23,699	18,709

Costs related to the machinery and equipment lease for which the Corporation applied the exceptions described in IFRS 16 are the following:

Leases under twelve (12) months: S/ 187.3 million (S/ 252.4 million in 2021). Low value asset leases: S/ 1.5 million (S/ 44.4 million in 2021).

In addition, leases, whose payments are entirely variable and depend on their future performance or use, were excluded, in 2022. Expenses amounted to S/45.9 million (S/ 85.8 million in 2021).

For the years ended December 31, total depreciation is composed as follows:

In thousands of soles	Note	2021	2022

Depreciation of property, plant and equipment	15.B	70,780	52,308
Depreciation related to right-of-use assets	15.C	23,699	18,709
Depreciation related to investment property	15.A	4,316	3,971
Sub total Continuous operations		98,795	74,988
(-) Depreciation discontinued operations		(11,307)	-
	25	87,488	74,988

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

16. Intangible Assets and Goodwill, net

The movement of intangible assets and related accumulated amortization as of December 31, 2021 and 2022 is as follows:

In thousands of soles	Goodwill	Trade-marks	Concession rights	Contractual relations with clients	Software	Costs of development of wells	Land use rights	Other assets	Total

Cost
Balance at January 1, 2021	95,466	100,512	690,545	77,542	63,871	596,499	13,288	120,645	1,758,368
Additions	-	-	6,185	-	10,312	45,518	-	5,726	67,741
Capitalization of interest expenses	-	-	-	-	-	-	-	609	609
Disposal	-	-	(1,921)	-	(11,014)	(313,110)	-	-	(326,045)
Subsidiary deconsolidation	-	-	-	-	(17,646)	-	-	-	(17,646)
Translations adjustments	(1,866)	(4,984)	-	(3,387)	(284)	-	-	-	(10,521)
At December 31, 2021	93,600	95,528	694,809	74,155	45,239	328,907	13,288	126,980	1,472,506
Balance at January 1, 2022	93,600	95,528	694,809	74,155	45,239	328,907	13,288	126,980	1,472,506
Additions	-	-	6,973	-	10,207	144,887	-	3,090	165,157
Disposal	-	-	-	(111)	(3,554)	-	-	-	(3,665)
Reclassifications	-	-	(15,596)	-	-	-	-	(13,504)	(29,100)
Transfers	-	-	367	-	76	-	-	7	450
Translations adjustments	(7,603)	(8,279)	-	(2,525)	(479)	-	-	-	(18,886)
At December 31, 2022	85,997	87,249	686,553	71,519	51,489	473,794	13,288	116,573	1,586,462

In thousands of soles	Goodwill	Trade-marks	Concession rights	Contractual relations with clients	Software	Costs of development of wells	Land use rights	Other assets	Total
Accumulated amortization and impairment
Balance at January 1, 2021	(36,520)	(22,091)	(318,748)	(77,019)	(47,276)	(401,498)	(2,468)	(60,758)	(966,378)
Amortization	-	-	(54,304)	-	(7,269)	(40,501)	-	(4,438)	(106,512)
Disposal	-	-	1,059	-	9,189	313,108	-	-	323,356
Subsidiary deconsolidation	-	-	-	-	16,895	-	-	-	16,895
Translations adjustments	-	-	-	3,361	163	-	-	-	3,524
At December 31, 2021	(36,520)	(22,091)	(371,993)	(73,658)	(28,298)	(128,891)	(2,468)	(65,196)	(729,115)
Balance at January 1, 2022	(36,520)	(22,091)	(371,993)	(73,658)	(28,298)	(128,891)	(2,468)	(65,196)	(729,115)
Amortization	-	-	(55,096)	-	(3,619)	(37,672)	-	(5,648)	(102,035)
Disposal	-	-	-	-	2,852	-	-	-	2,852
Reclassifications	-	-	15,596	-	-	-	-	13,504	29,100
Transfers	-	-	(272)	-	-	-	-	-	(272)
Impairment loss	-	(2,530)	-	-	-	-	-	-	(2,530)
Translations adjustments	-	-	-	2,422	452	-	-	-	2,874
At December 31, 2022	(36,520)	(24,621)	(411,765)	(71,236)	(28,613)	(166,563)	(2,468)	(57,340)	(799,126)

Carrying amounts
At January 1, 2021	58,946	78,421	371,797	523	16,595	195,001	10,820	59,887	791,990
At December 31, 2021	57,080	73,437	322,816	497	16,941	200,016	10,820	61,784	743,391
At December 31, 2022	49,477	62,628	274,788	283	22,876	307,231	10,820	59,233	787,336

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

A. Goodwill

Corporation’s Management reviews the performance of its businesses based on the economic activity performed. As of December 31, the goodwill of cash generating units (CGUs) is distributed as follows:

In thousands of soles	2021	2022
Engineering and construction	36,344	28,741
Electromechanical	20,736	20,736
	57,080	49,477

As of December 31, 2022, goodwill consists of an accumulated cost of S/123.8 million, accumulated impairment of S/53.2 million and a decrease due to translation effect of S/13.5 million.

As a result of Management’s annual impairment tests on goodwill, the recoverable value of cash-generating units was determined based on the greater their value in use and fair value less disposal costs. The value in use was determined based on the expected future cash flows generated by the evaluation of CGUs.

As a result of these evaluations in 2021 and 2022, no impairment was identified.

The main assumptions used by the Corporation to determine the recoverable value are the following:

	Engineering
	and	Electro-
In percentage	construction	mechanical
2021
Gross margin	11.10%	9.04%
Terminal growth rate	3.30%	0.00%
Discount rate	11.97%	13.28%
2022
Gross margin	9.23%	8.13%
Terminal growth rate	3.80%	0.00%
Discount rate	17.66%	14.89%

Discount rate

The discount rate is the cost of capital applied to determine the present value of a future payment.

Growth rate

Market-based and generally in line with projected long-term inflation for the countries in which each CGU operates.

Perpetual growth rate

The rate used to calculate the terminal or residual value in the valuation of the business.

These assumptions have been used for the analysis of each CGUs for a five-year period considering a recovery residual value without any growth.

Management determines budgeted gross margins based on past profit loss and market development expectations. Average growth rates are consistent with those prevailing in the industry. The discount rates used are pre-tax, as applicable, and reflect the specific risks associated with the CGUs evaluated.

B. Trademarks

As of December 31, 2022, this item includes the trademarks acquired in the business combination processes with Vial y Vives S.A.C. for S/ 42 million (S/ 47.4 million as of December 31, 2021) and Morelco S.A.S. for S/ 20.6 million (S/ 26.1 million as of December 31, 2021). Management determined that the Vial y Vives and Morelco trademarks have indefinite useful lives, consequently, these intangible assets are tested annually for impairment using the methodology of saving in the payment of license fees or royalties.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

As of December 31, 2021, Vial y Vives – DSD trademark had an accumulated impairment of S/ 22.1 million and during the year 2022 it was impaired by an additional amount of S/ 2.5 million. At the end of 2022, the accumulated impairment amounts to S/ 24.6 million.

The main assumptions used by the Corporation to determine fair value less costs of sales are the following:

	Engineering
	and construction
In percentage	Morelco S.A.S.	Vial y Vives - DSD
2021
Average revenue growth rate	23.16%	5.00%
Terminal growth rate	3.30%	3.00%
Discount rate	11.97%	17.60%
2022
Average revenue growth rate	43.19%	9.03%
Terminal growth rate	3.80%	3.00%
Discount rate	17.66%	15.82%

Discount rate

The discount rate is the cost of capital applied to determine the present value of a future payment.

Growth rate

Market-based and generally in line with projected long-term inflation for the countries in which each CGU operates.

Perpetual growth rate

The rate used to calculate the terminal or residual value in the valuation of the business.

C. Concessions

As of December 31, it mainly comprises the intangible assets of the subsidiary Red Vial 5 S.A. and is made up of:

In thousands of soles	2021	2022
Capitalization of second roadway	240,279	200,233
EPC Contract	46,719	38,933
Implementation for road safety	10,179	11,526
Road improvement	11,795	10,997
Disbursements for land acquisition	4,883	4,836
Construction of the second tranche of the “Ancon-Huacho-Pativilca” highway	2,919	2,394
Other intangible assets contracted for the delivery process	5,118	4,823
Total Red Vial 5 S.A.	321,892	273,742
Other concessions	924	1,046
	322,816	274,788

D. Well development cost

The Company, through is subsidiary Unna Energia S.A., has been operating and extracting oil from two fields (Lot I and Lot V). Lot V is operated under a long-term service agreement, under which the Company provides hydrocarbon extraction services to the Government. Lot I agreement ended in 2021 and Lot V is expiring in October 2023.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

On December 10, 2014, the Peruvian Government granted to the Company the right to exploit oil Lots III and IV for thirty (30) years. The investment committed is estimated in US$ 435 million corresponding to the drilling of 230 wells in Lot III and 330 wells in Lot IV. The drilling work started in November 2016 in Lot IV and the first drilling campaign in Lot III started in June 2022.

The lots are amortized based on the useful lives of the wells (determined in the remaining terms for Lot V and the units produced for Lots III and IV), until the termination of the agreements with Perupetro S.A.

E. Other assets

Mainly corresponds to investments committed in the subsidiary Unna Energia S.A. through Consorcio TP in the execution of the investment commitment arising from the Central and North Terminals Operation contracts. At the end of the contract term, Unna Energia S.A. will transfer in favor of the contractor at zero value, the facilities and goods resulting from the execution of the investment commitment.

F. Amortization of intangible assets

Amortization of intangibles is broken down in the consolidated statements of profit or loss as follows:

In thousands of soles	Note	2021	2022
Cost of sales		101,578	99,210
Administrative expenses		3,642	2,825
Sub total	25	105,220	102,035
(+) Amortization discontinued operations		1,292	-
		106,512	102,035

17. Borrowings

As of December 31, this caption includes:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022

Bank loans	320,689	651,825	199,471	548,372	121,218	103,453
Other financial entities	188,868	168,148	22,210	12,176	166,658	155,972
Lease liability for right-of-use asset	60,507	59,085	14,541	12,879	45,966	46,206
Finance leases	9,836	835	5,118	835	4,718	-
	579,900	879,893	241,340	574,262	338,560	305,631

A. Bank Loans

As of December 31, 2021 and 2022, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations accrue fixed interest rates ranging from 0.5% to 13.5% in 2022 (from 0.9% to 11% in 2021).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

	Interest	Date of
In thousands of soles	rate	maturity	2021	2022

AENZA S.A.A. (i)	Term SOFR 3M + de 6.26% a 8.51%	2023	-	463,773
Unna Energia S.A.(ii)	6.04% / 7.68%	2027	143,986	126,064
Viva Negocio Inmobiliario S.A.C. (iii)	7.00% / 11.35%	2024	65,262	51,314
Morelco S.A.S. (iv)	9.95% / 10.93%	2023	-	10,674
Cumbra Peru S.A. (v - vi)	8.00%	2023	111,441	-
			320,689	651,825

i. Bridge loan – AENZA S.A.A.

On March 17, 2022, the Company entered into a bridge loan agreement for up to US$ 120 million, with a group of financial institutions comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of 18 months, in quarterly interest installments and is secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a pledge over the shares in Unna Energia S.A. (first lien), and a trust on the shares of Viva Negocio Inmobiliario S.A.C. (second lien). On April 5, 2022, the Company received a bridge loan for up to US$120 million. The loan bears interest at the following interest rates: (i) for the first and second installments, Term SOFR + 6.26%; (ii) for the third and fourth installments, Term SOFR + 6.76%; (iii) for the fifth installment, Term SOFR + 7.51%; and (iv) for the sixth installment, Term SOFR + 7.51%. As of December 31, 2022, the total amount payable is US$ 120 million, equivalent to S/463.8 million, which includes principal of S/ 458.4 million, plus interest and net deferred charges of S/ 5.4 million. The Corporation is currently evaluating financing alternatives that allow it to cover its short-term obligations.

As of December 31, 2022, the Company has complied with the covenants established in the loan agreement.

ii. Unna Energia S.A. Loan

Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary Unna Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru S.A. (hereinafter BCP) to finance investments arising from the operation agreement of North and Center terminals for 2015 to 2019 period, available up to December 31, 2022 with a maximum exposure limit of US$ 80 million. This funding is repaid within eight (8) years. In 2022 additional disbursements amounting to US$ 8.5 million (equivalent to S/ 32.7 million) were requested for additional investments.

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023 for a credit line of US$ 46 million with BCP. This agreement includes an assignee as interest holder, so BD Capital (BDC) acquired 50% of the BCP contractual position through the signature of an accession agreement.

As of December 31, 2022, the amount recorded for loans equivalent to 50% of interest owned by the subsidiary Unna Energia S.A. amounts to S/126.1 million, principal net of interest and deferred charges (S/ 143.9 million, principal net of interest and deferred charges as of December 31, 2021).

As of December 31, 2021 and 2022, TP is in compliance with the covenants established in the loan agreement.

iii. Viva Negocio Inmobiliario S.A.C. Loan

The balance comprises the following:

	Interest	Date of
In thousands of soles	rate	maturity	2021	2022

Banco de Credito del Peru S.A.	7.00% / 7.94%	2023	35,679	36,562
Banco Interamericano de Finanzas S.A.	11.35%	2024	18,456	12,636
Banco BBVA Peru S.A.	7.94%	2024	9,742	2,116
Others	11.00%	2022	1,385	-
			65,262	51,314

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

As of December 31, 2022 and 2021, the Corporation has no guarantees or covenants for these loans.

iv. Morelco S.A.S. Bank Loans

The balance comprises the following:

	Interest	Date of
In thousands of soles	rate	maturity	2022

Bancolombia S.A.	9.95% / 10.93%	2023	6,344
Banco de Bogota	10.39%	2023	4,330
			10,674

As of December 31, 2021 and 2022, the Corporation has no guarantees or covenants for these loans.

v. Financial Stability Framework Agreement

In July 2017, the Company and its subsidiaries (Cumbra Peru S.A., Construyendo Pais S.A., Vial y Vives – DSD S.A., and Concesionaria Via Expresa Sur S.A.) signed a Financial Stability Framework Agreement with the following financial entities: Scotiabank Peru S.A.A., Banco Internacional del Peru S.A.A., Banco BBVA Peru S.A., Banco de Credito del Peru S.A., Citibank del Peru S.A., and Citibank N.A. The objectives of the Financial Stability Framework Agreement were to guarantee Cumbra Peru S.A. a syndicated revolving line for working capital, a non-revolving line of credit to finance repayment commitments subject to performance bonds; guarantee lines of credit for the issuance of the performance bond, and undertake to maintain the existing letters of credit issued at the request of Cumbra Peru S.A.

As of December 31, 2021, the Company complied with the obligations and covenants set forth in the Financial Stability Framework Agreement.

On March 29, 2022, S/ 28.2 million and US$ 0.3 million corresponding to the total balance of the Financial Stability Framework Agreement were settled (US$ 7.4 million equivalent to S/ 29.5 million as of December 31, 2021).

vi. Banco Santander Loan

On December 28, 2020, Tecnicas Reunidas enforced two letters of credit for a total amount of US$ 23.7 million, which had been issued by Banco Santander Peru S.A. on behalf of our subsidiary Cumbra Peru S.A. as guarantee pursuant to a construction agreement. As a result, Cumbra Peru S.A. was granted a short-term loan by Banco Santander for principal amount of US$ 23.7 million, equivalent to S/ 85.9 million. The loan accrued interest at an annual rate of Libor + 8%. As of December 31, 2021, the debt balance was US$ 20.2 million, equivalent to S/ 80.8 million. Cumbra Peru complied with the respective covenant subject to the Loan Agreement with Banco Santander S.A.

In April 2022, Cumbra Peru S.A. settled the entire debt amounting to US$ 20.2 million (equivalent to S/70.1 million).

B. Other financial entities

The balance is mainly composed of the monetization of Red Vial 5 S.A. dividends, as described below:

On May 29, 2018, the Company and Inversiones Concesiones Vial S.A.C. (“BCI Peru”) came into an investment agreement with the intervention of Fondo de Inversiones BCI NV (“BCI Fund”) and BCI Management Administradora General de Fondos S.A. (“BCI” Asset Management”) to monetize future dividends from Red Vial 5 S.A. to the Company. Upon the signature of this agreement, the Company had to indirectly transfer its economic rights over 48.8% of the share capital of Red Vial 5 S.A. by transferring its B class shares (equivalent to 48.8% of the capital of Red Vial S.A.) to a vehicle specially incorporated for such purposes called Inversiones en Autopistas S.A. The amount of the transaction was US$ 42.3 million (equivalent to S/ 138 million) and was completed on June 11, 2018.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

In addition, it has been agreed that the Company would have purchase options on 48.8% of Red Vial 5’s economic rights that BCI Peru will maintain through its interest in Inversiones en Autopistas S.A. These options would be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the proceeds of BCI Fund (according to different economic calculations) and/or to control changes.

As of December 31, 2022, the balance of loan payable amounted to US$ 42.6 million, equivalent to S/ 162.8 million which accrued interest at an annual rate of 9.97% (as of December 31, 2021, the balance was US$ 41.5 million, equivalent to S/ 165.8 million which accrued interest at an annual rate of 8.39%). It includes the effect of the present value for S/ 16.6 million (as of December 31, 2021, S/ 12.4 millions) (Note 26.B.ii). The accrued interest amount to S/ 9.3 million (in 2021 S/ 10 million).

C. Right-of-use-liabilities

	Interest	Date of	Total
In thousands of soles	rate	maturity	2021	2022

AENZA S.A.A.	9.08%	2027	51,187	41,456
Unna Energía S.A.	7.10% / 19.6%	2026	3,889	11,640
Unna Transporte S.A.C.	6.25% / 11.72%	2025	4,503	4,960
Morelco S.A.S.	14.97% / 17.64%	2026	423	804
Cumbra Ingenieria S.A.	7.40%	2023	427	64
Tren Urbano de Lima S.A.	10.00%	2023	60	17
Other minors	4.50%	2037	18	144
			60,507	59,085

The minimum payments to be made according to their maturity and current value of obligations for right-of-use liabilities are the following:

In thousands of soles	2021	2022
Up to 1 year	18,817	19,075
From 1 to 5 years	46,288	55,092
Over 5 years	8,086	112
	73,191	74,279
Future financial charges	(12,684)	(15,194)
Current value of right-of-use liabilities	60,507	59,085

The current value of obligations for right-of-use liabilities is detailed as follows:

In thousands of soles	2021	2022

Up to 1 year	14,541	12,879
From 1 year to 5 years	38,136	46,094
Over 5 years	7,830	112
	60,507	59,085

D. Finance leases

	Interest	Date of
In thousands of soles	rate	maturity	2021	2022

Viva Negocio Inmobiliario S.A.C.	9.04%	2023	6,678	76
Cumbra Peru S.A.	5.32% / 7.67%	2023	3,112	759
Unna Energia S.A.	6.28%	2022	46	-
			9,836	835

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

The minimum payments to be made according to their maturity and current value of obligations for finance lease agreements are the following:

In thousands of soles	2021	2022

Up to 1 year	5,624	873
From 1 to 5 years	4,909	-
	10,533	873
Future financial charges	(697)	(38)
Current value of the obligations for finance lease agreements	9,836	835

The current value of obligations for finance lease agreements is detailed as follows:

In thousands of soles	2021	2022
Up to 1 year	5,118	835
From 1 to 5 years	4,718	-
	9,836	835

E. Fair value

As of December 31, the carrying amount and fair value of indebtedness are as follows:

	Carrying amount		Fair value
In thousands of soles	2021	2022	2021	2022

Bank loans	320,689	651,825	349,280	638,620
Other financial entities	188,868	168,148	188,868	168,148
Lease liability for right-of-use asset	60,507	59,085	66,943	58,719
Finance leases	9,836	835	9,097	776
	579,900	879,893	614,188	866,263

As of December 31, 2022, fair values are based on discounted cash flows using borrowing rates between 4.7% and 17.6% (between 3.9% and 10% as of December 31, 2021) and are within Level 2 of the fair value accounting hierarchy.

F. Debt movement

The movement in debt for the years ended December 31, 2021 and 2022 are as follows:

	2021
In thousands of soles	Bank loans	Other financial entities	Lease liability for right-of- use asset	Finance leases

Balance at January, 1	528,564	244,639	72,726	52,391
Additions	281,079	-	7,988	104
Amortization	(473,693)	(42,605)	(26,520)	(5,542)
Accrued interest	47,246	11,439	4,549	3,260
Interest paid	(48,034)	(9,732)	(4,335)	(3,224)
Subsidiary deconsolidation	(22,919)	(59,190)	(6,881)	(36,757)
Fair value	-	12,402	-	-
Others	8,446	31,915	12,980	(396)
Balance at December, 31	320,689	188,868	60,507	9,836

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

	2022
In thousands of soles	Bank loans	Other financial entities	Lease liability for right-of- use asset	Finance leases

Balance at January, 1	320,689	188,868	60,507	9,836
Additions	492,961	-	21,567	70
Amortization	(171,239)	(28,758)	(16,198)	(8,536)
Accrued interest	49,099	9,273	4,845	474
Interest paid	(39,748)	(10,525)	(4,732)	(514)
Fair value	-	16,629	-	-
Others	63	(7,339)	(6,904)	(495)
Balance at December, 31	651,825	168,148	59,085	835

18. Bonds

As of December 31, this item includes:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022

Tren Urbano de Lima S.A. (a)	626,697	629,956	24,496	31,203	602,201	598,753
Red Vial 5 S.A. (b)	251,933	218,684	36,637	41,343	215,296	177,341
Cumbra Peru S.A. (c)	26,282	21,273	4,896	4,554	21,386	16,719
AENZA S.A.A. (d)	356,010	-	3,809	-	352,201	-
	1,260,922	869,913	69,838	77,100	1,191,084	792,813

(a) Tren Urbano de Lima S.A.

In February 2015, the subsidiary Tren Urbano de Lima S.A. issued international corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted at Constant Update Value) for an amount of S/ 629 million. The bonds expire in November 2039 and accrue interest at a rate of 4.75% (plus the VAC adjustment), present a risk rating AA + (local scale) granted by the risk rating company Apoyo & Asociados Internacionales.

These bonds include the following collateral: (i) mortgage on the concession of which Tren Urbano de Lima S.A. is the concessionaire, (ii) security interest on the shares of the Concessionaire, (iii) assignment of the Collection Rights of the Administration Trust, and (iv) a Flow Trust and Reserve Accounts for Debt Service, Operation and Maintenance and ongoing Capex. Issuance costs amounted to S/ 22 million. During 2022, a principal repayment of S/ 19.8 million (S/ 16.4 million in 2021) has been made.

As of December 31, 2022, an accumulated amortization amounting to S/126.8 million (S/ 106.9 million as of December 31, 2021) was made.

As of December 31, 2022, the balance includes VAC adjustments and interest payable for S/ 143.3 million (S/ 121.1 million as of December 31, 2021).

For the periods ended December 31, 2021 and 2022, the movement of this account is as follows:

In thousands of soles	2021	2022

Balance at January, 1	624,454	626,697
Amortization	(16,376)	(19,848)
Accrued interest	49,013	54,918
Interest paid	(30,394)	(31,811)
Balance at December, 31	626,697	629,956

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

As of December 31, 2021 and 2022, Tren Urbano de Lima S.A. complied with the corresponding covenants.

As of December 31, 2022, the fair value amounts to S/630.7 million (S/626.8 million, as of December 31, 2021), is based on discounted cash flows using a rate of 5.9% (4.9% as of December 31, 2021) and corresponds to level 2 of the fair value hierarchy.

(b) Red Vial 5 S.A.

From 2015 to 2016, the subsidiary Red Vial 5 S.A. issued Corporate Bonds on the Lima Stock Exchange for a total S/365 million. The bonds mature in January 2027 and bear interest at a rate of 8.38%. As of December 31, 2022, risk rating agencies Moody’s Local and Apoyo & Asociados Internacionales graded this debt instrument with AA- class.

According to the terms of the bond issuance agreement, this financing is secured by: (i) a trust of flows from the collection rights and flows derived from the Concession, except for flows corresponding to the Remuneration and the Regulation Fee; (ii) a mortgage on the concession of which Red Vial 5 S.A. is the concessionaire; (iii) movable guarantees on shares; (iv) assignment of rights on the bank letter of guarantee and any other guarantee granted in the Construction Agreement; and (v) in general, all those additional guarantees granted in favor of the secured creditors if applicable.

The purpose of the granted funds was to finance the construction works of the second phase of Red Vial 5 and sales tax related to the execution of project expenses.

For the periods ended December 31, 2021 and 2022, the movement of this account is the following:

In thousands of soles	2021	2022

Balance at January, 1	280,848	251,933
Amortization	(28,836)	(33,085)
Accrued interest	22,315	19,744
Interest paid	(22,394)	(19,908)
Balance at December, 31	251,933	218,684

As of December 31, 2021 and 2022, Red Vial 5 S.A. complied with the respective covenants.

As of December 31, 2022, the fair value of bonds amounts to S/ 224.8 million (S/ 260 million as of December 31, 2021), is based on discounted cash flows using rate 8.1% as of December 31, 2021 and 2022, and is within level 2 of the fair value hierarchy.

(c) Cumbra Peru S.A.

At the beginning of 2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program up to a maximum amount of US$ 8 million.

In the first quarter of the year 2020, bonds amounting to US$ 7.8 million (equivalent to S/ 25.9 million) were issued with the modality for exchange debt, with respect to its outstanding business obligations.

The bonds mature in December 2027 and bear interest at a rate of 8.5%, payment is semi-annual and have a B- risk rating, granted by the rating company Moody’s Peru. As of December 31, 2022, the balance includes accrued interest payable for US$ 0.2 million, equivalent to S/ 0.8 million (US$ 0.3 million, equivalent to S/ 1 million, as of December 31, 2021).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

For the periods ended December 31, 2021 and 2022, the movement of this account is the following:

In thousands of soles	2021	2022

Balance at January, 1	27,457	26,282
Amortization	(3,687)	(3,812)
Exchange difference	2,561	(1,030)
Accrued interest	2,219	1,858
Interest paid	(2,268)	(2,025)
Balance at December, 31	26,282	21,273

As of December 31, 2022, the fair value amounts to S/ 19.7 million (S/ 27.1 million as of December 31, 2021), is based on discounted cash flows using a rate of 11.4% (7.4% as of December 31, 2021), and is within level 2 of the fair value hierarchy.

(d) AENZA S.A.A.

On August 13, 2021, AENZA S.A.A. issued bonds convertible into voting common shares (hereinafter the “Bonds”). The total amount of issuance was US$89.9 million, considering 89,970 bonds at a face value of US$1,000 each.

Bonds were placed at local level and were available for investors in Peru according to Peruvian legislation. The Bonds mature on February 2024 and bear interest at an annual interest rate of 8% subject to quarterly installments.

Pursuant to the terms and conditions of the Bond, they may be converted into shares from the sixth month of the issuance date, according to the following procedure: 1) the conversion day is the last business day of each month; 2) the conversion may be total or partial; 3) the conversion notice had to be sent to the Bondholders’ Representative no later than five (5) business days prior to the conversion date, and 4) the conversion price will be the minimum of (i) US$0.33 (zero and 33/100 US dollars) per share and (ii) 80% of the average price of transactions occurred thirty (30) days prior to the Conversion Date, weighted by the volume of each transaction. The conversion will be made by dividing the current face value of each bond by the conversion price.

The Company converted all bonds in common shares in two tranches, the first one on February 28, 2022 for 11,000 Bonds and second on May 31, 2022 for 78,970 bonds (Note 22). Due to conversion, the debt was fully capitalized.

19. Trade Accounts Payable

As of December 31, this caption comprises:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022

Invoices payable (a)	506,798	523,175	506,798	513,418	-	9,757
Received services to be invoiced (b)	400,418	508,448	400,418	508,448	-	-
Notes payable	5,610	5,390	5,610	5,390	-	-
	912,826	1,037,013	912,826	1,027,256	-	9,757

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(a) Invoices payable are obligations supported by formal documents. Find below the invoices payable according to the main projects:

In thousands of soles	2021	2022
Infrastructure
Linea–1 - Metro de Lima	15,616	43,768
Operation and maintenance - Roads	17,372	23,849
	32,988	67,617
Energy	43,501	87,282

Engineering and Construction
Cumbra Peru S.A. - Refineria Talara	109,930	84,891
Cumbra Peru S.A. - Aeropuerto Jorge Chavez	55,596	79,424
Vial y Vives - DSD S.A. - Obras de Ingenieria y Construccion	73,188	46,411
Cumbra Peru S.A. - Planta Concentradora y tunel Quellaveco	71,324	45,143
Cumbra Peru S.A. - Concentradora Toquepala	-	17,980
Cumbra Ingenieria S.A. - Proyecto Mina Gold Fields La Cima S.A.	3,810	12,546
Morelco S.A.S. - Obras de Ingenieria y Construccion	22,629	11,566
Cumbra Peru S.A. - Filtro de Relaves Quebrada Honda	1,055	10,930
Cumbra Peru S.A. - Planta de Flotacion de Particulas Gruesas	-	6,027
Cumbra Peru S.A. - Proyecto Gasoducto Piura	11,167	3,983
Cumbra Peru S.A. - Planta Generadora Machu Picchu	3,832	3,255
Cumbra Peru S.A. - Descolmatacion del Rio Chicama	2,974	2,380
Cumbra Peru S.A. – Centro Hidroelectrica Cerro del Aguila	2,199	1,120
Others	39,942	23,458
	397,646	349,114

Real Estate	9,769	15,035

Parent Company Operation	22,894	4,127

	506,798	523,175

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(b) Find below the balances corresponding to the main projects:

In thousands of soles	2021	2022
Infrastructure
Linea–1 - Metro de Lima	15,021	18,281
Operation and maintenance – Roads	27,303	29,292
	42,324	47,573
Energy	24,185	36,977

Engineering and Construction
Cumbra Peru S.A. - Aeropuerto Jorge Chavez (i)	18,430	152,492
Vial y Vives - DSD S.A. - Obras de Ingenieria y construccion	56,927	54,007
Cumbra Peru S.A. - Planta Concentradora y tunel Quellaveco	80,597	45,890
Morelco S.A.S. - Obras de Ingenieria y Construccion	22,718	31,690
Cumbra Peru S.A. - Refineria Talara	34,267	18,947
Cumbra Peru S.A. - Planta de Flotacion de Particulas Gruesas	-	14,966
Cumbra Ingenieria S.A. - Proyecto Mina Gold Fields La Cima S.A.	9,135	9,459
Cumbra Peru S.A. - Proyecto Gasoducto Piura	30,025	9,457
Cumbra Peru S.A. - Concentradora Toquepala	-	7,295
Cumbra Peru S.A. - Proyecto de Infraestructura Via Expresa Linea Amarilla	6,545	6,057
Cumbra Peru S.A. – Planta Oxidos Marcobre	1,819	3,737
Cumbra Peru S.A. - Filtro de Relaves Quebrada Honda	2,493	2,746
Cumbra Peru S.A. - Planta Generadora Machu Picchu	2,348	1,637
Others	31,974	31,792
	297,278	390,172

Real estate	20,632	20,904

Parent Company Operation	15,999	12,822

	400,418	508,448

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(i)	The variation at the end of 2022 corresponds to services received and not billed for the increase in activities of the EPC LAP3 project, related to the construction of the Jorge Chavez airport terminal.

20. Other Accounts Payable

As of December 31, this caption includes:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022

Advances received from customers (a)	322,680	365,730	315,644	350,194	7,036	15,536
Taxes payable	124,004	165,831	112,737	137,819	11,267	28,012
Salaries and other personnel payables (b)	126,466	99,225	126,466	99,225	-	-
Arbitration payable (c)	58,502	73,348	58,502	34,560	-	38,788
Accounts payable Consorcio Ductos del Sur (d)	77,665	25,652	29,242	12,921	48,423	12,731
Guarantee deposits (e)	26,017	18,552	26,017	18,552	-	-
Share purchase agreement - Inversiones Sur (f)	15,992	15,280	-	15,280	15,992	-
Acquisition of additional non-controlling interest - Vial y Vives DSD (g)	25,253	9,344	25,253	9,344	-	-
Royalties payable (h)	5,668	9,303	5,668	9,303	-	-
Put option liability on Morelco S.A.S. acquisition (i)	27,986	-	27,986	-	-	-
Other accounts payable	37,117	25,496	27,466	18,244	9,651	7,252
	847,350	807,761	754,981	705,442	92,369	102,319

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(a)	Advances received from customers mainly correspond to the engineering and construction and real estate segments; and are deducted from invoicing in accordance with the terms of the agreements.

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022
Vial y Vives - DSD S.A. - Quebrada Blanca Project (i)	120,642	91,107	120,642	91,107	-	-
Cumbra Peru S.A. - Jorge Chavez Airport (ii)	22,820	88,114	22,820	88,114	-	-
Viva Inmobiliaria S.A.C. - Real estate projects (iii)	80,188	85,741	80,188	85,741	-	-
Proyecto Especial de Infraestructura de Transporte Nacional	19,582	33,879	12,765	32,995	6,817	884
Cumbra Peru S.A. - San Gabriel – Buenaventura Project (iv)	-	33,206	-	18,743	-	14,463
Vial y Vives - DSD S.A. - Minera Spence (v)	-	12,536	-	12,536	-	-
Vial y Vives - DSD S.A. - Refineria ENAP (vi)	3,443	9,472	3,443	9,472	-	-
Cumbra Peru S.A. - Concentrator Plant and Quellaveco Tunnel	10,841	5,984	10,841	5,984	-	-
Cumbra Ingenieria S.A. - Mina Gold Fields La Cima S.A. Project	-	1,986	-	1,986	-	-
Vial y Vives - DSD S.A. - Modernization and expansion - Arauco Plant	52,063	-	52,063	-	-	-
Cumbra Peru S.A. - Piura Gas Pipeline Project	5,745	-	5,745	-	-	-
Cumbra Peru S.A. - Machu Picchu	4,748	-	4,748	-	-	-
Others	2,608	3,705	2,389	3,516	219	189
	322,680	365,730	315,644	350,194	7,036	15,536

(i)	Corresponds to advances received from Minera Teck for the construction and assembly of the Pebble crushing mill project, the advances are applied against reimbursable invoices through the approved PDEs. The balance at December 31, 2022 is S/91.1 million (S/120.6 million at December 31, 2021).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(ii)	The movement is due to the advance received in 2022 in Consorcio Inti Punku, for the LAP3 EPC project, corresponding to the construction of the Jorge Chavez airport terminal, for S/88 million and the amortization of the entire balance of 2021 S/22.8 million.

(iii)	As of December 31, 2022, advances from customers for the sale of real estate correspond to the following real estate projects: a) Parques de Comas S/74.8 million, b) Parques de Huancayo S/3.6 million, c) Parques de Carabayllo S/5.2 million, d) Parques del Callao S/1.5 million, e) other minor S/0.6 million (S/58.9 million, S/6.2 million, S/9 million, S/3.9 million, S/2.1 million, as of December 31, 2021, respectively).

(iv)	The balance is due to advances received during the fourth quarter of 2022 corresponding to an earthmoving project in the mining sector valued at US$ 87.3 million (approximately S/333.1 million), which started operations at the end of 2022. The balance as of December 31, 2022 is US$ 8.7 million (equivalent to S/33.2 million).

(v)	Design and construction project for improvements to the Ripios plant of Minera Spence, lump sum EPC contract. The balance at December 31, 2022 is S/12.5 million.

(vi)	Corresponds to the contract for the construction and assembly of two tanks to increase crude oil storage capacity at the BIOBIO refinery. The balance at December 31, 2022 is S/9.4 million (S/3.4 million at December 31, 2021).

(b)	Salaries and profit sharing payable are classified as follows:

In thousands of soles	2021	2022

Vacation	42,762	30,854
Compensation for time of service	46,103	27,964
Bonus salaries	15,910	23,393
Wages and salaries	9,105	8,915
Workers’ profit sharing	10,384	4,996
Other remuneration	2,202	3,103
	126,466	99,225

(c)	Obligations arising from arbitration awards at December 31, 2022 correspond to Empresa de Generacion Electrica Machupichu S.A. for S/38.1 million; Andritz Hydro S.A. for S/31.7 million; SEDAPAL S.A. for S/2.8 million; Programa Subsectorial de Irrigaciones - PSI for S/0.7 million (Andritz Hydro S.A. for S/58.5 million at December 31, 2021). During the yeasr 2021 and 2022, as a result of those Abritation Awards, the Corporation recorded expenses for an amount of S/38.1 million and S/41.6 million, respectively, which is presented in the caption “Cost of sales and services” of the consolidated statement of income (Note 25.ii).

(d)	The other accounts payable of Consorcio Constructor Ductos del Sur corresponds to payment obligations to suppliers and main subcontractors for S/25.6 million (S/77.6 million as of December 31, 2021), assumed by the subsidiary Cumbra Peru S.A. as a result of the termination of operations of Gasoducto Sur Peruano S.A. (Note 14).

(e)	Correspond to withholdings from subcontractors to guarantee compliance with service contracts until completion of the work. As of December 31, 2022, the detail is composed of S/6.6 million in Cumbra Peru S.A.; S/2.5 million in Consorcio Inti Punku; S/2.5 million in Vial y Vives DSD; S/1.6 million in Unna Energia S.A.; S/4.1 million in Viva Negocio Inmobiliario S.A.C. and S/1.2 million in other minor. (for S/14.9 million in Cumbra Peru S.A.; S/1 million in Consorcio Inti Punku; S/4.7 million in Vial y Vives - DSD S.A.; S/ 1.8 million in Unna Energia S.A.; S/3.1 million in Viva Negocio Inmobiliario S.A.C. and S/0.5 million in other minor as of December 31, 2021).

(f)	Agreement signed between the Subsidiary Viva Inmobiliaria S.A. and Inversiones Sur S.A. regarding the purchase agreement of shares in the amount of US$4 million, maturing in 2023.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(g)	During 2016, GyM Chile S.P.A. acquired an additional 13.69% of shares in Vial y Vives - DSD S.A. at a total purchase price of S/51.1 million. As of December 31, 2022, the outstanding balance of this transaction amounts to S/9.3 million (S/25.3 million in 2021).

(h)	In compliance with the license agreement between Unna Energia S.A. and Perupetro S.A. for Lot III and Lot IV, payables corresponding to royalties were recorded as of December 31, 2022 totaling S/9.3 million (S/5.7 million as of December 31, 2021).

(i)	In 2021 Cumbra Peru S.A. renegotiated the terms of the put option agreement and in December 2021 acquired all non-controlling interest of Morelco, for US$15.4 million keeping an outstanding balance for US$ 7 million (equivalent to S/28 million). As a consequence of the liabilities renegotiation, Cumbra Peru S.A. recognized an income of S/70.3 million in ‘Other income and expenses, net’ (Note 27). As of December 31, 2022, Cumbra Peru S.A. settled all liabilities.

21. Other Provisions

As of December 31, this item includes:

	Total		Current		Non-current
In thousands of soles	2021	2022	2021	2022	2021	2022

Legal contingencies (a)	364,385	580,216	117,520	87,948	246,865	492,268
Tax contingencies (b)	38,182	53,577	17,492	33,127	20,690	20,450
Provision for closure (c)	82,475	68,160	20,533	11,851	61,942	56,309
	485,042	701,953	155,545	132,926	329,497	569,027

(a) Legal contingencies mainly correspond to:

Provision for civil compensation

It corresponds to a legal contingency estimated by Management for exposure of the Corporation to a potential indemnity in relation to their participation as minority partners in developed infrastructure projects in Peru with companies belonging to the Odebrecht Group and the projects related to the Construction Club. As stated in Note 1.C on September 15, 2022, the Agreement was signed, whereby AENZA S.A.A. acknowledges that it was utilized by certain former executives to commit illicit acts in periods until 2016, and committed to pay a civil compensation to the Peruvian Government of approximately S/488.9 million. According to the Agreement, payment shall be made within twelve years at a legal interest rate in soles and US dollars (3% and 1% annual interest as of December 31, 2022, respectively). The Company also undertakes to establish a series of guarantees after the approval of the Agreement, composed of (i) a trust agreement that includes shares issued by a subsidiary of the Company, ii) mortgage on a property owned by the Company, and iii) a guarantee account with funds equivalent to the annual installment for the following year. Among other conditions, the Agreement includes a restriction for AENZA S.A.A. and subsidiaries Cumbra Peru S.A. and Unna Transporte S.A.C. to participate in public construction and road maintenance contracts with the Peruvian Government for two years from the approval of the Agreement.

As of December 31, 2022, the Company recognized in its financial statements the full amount of the liabilities associated with the Agreement for S/ 488.9 million (S/ 333.3 million and US$ 40.7 million) in this caption, making a charge to profit or loss of the period, equivalent to the remaining portion of the total imputed value of approximately S/ 258.3 million to ‘other expenses’ in the consolidated statement of profit or loss (as of December 31, 2021, S/ 164.6 million and US$ 18.9 million, equivalent to a total of S/ 240.1 million) (Note 27).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

Administrative process INDECOPI

(i)	On March 9, 2021, Cumbra Peru S.A. was notified of a “Final Instruction Report” prepared by INDECOPI’s Technical Secretariat in relation with the administrative sanction process imposed on thirty three (33) construction companies and twenty six (26) executives for arranging a coordination system by means of which they illegaly distributed the tenders called by Provias Nacional and other Peruvian governmental entities. On November 15, 2021, INDECOPI’s Commission, by virtue of Resolution 080-021-CLC-INDECOPI, decided to sanction – at first administrative instance – to such companies and executives, including Cumbra Peru S.A. On December 9, 2021, Cumbra Peru S.A. filed an appeal against such a resolution, impeding its execution, including the payment of the fine imposed and the fulfilment of the correction measures ordered. As of December 31, 2022, the Company and its legal advisors estimated a recognized provision of S/52.4 million (S/52.6 million as of December 31, 2021).

(ii)	On February 7, 2022, Resolution No. 038-2021/CLC-INDECOPI was notified to Cumbra Peru S.A. and Unna Transporte S.A.C., by virtue of which INDECOPI’s National Directorate of Investigation and Promotion of Free Competition started an administrative sanctioning process for horizontal alleged collusive practice as agreed distribution of suppliers in market to hire suppliers belonging to the construction sector nationwide from 2011 to 2017.

On April 7, 2022, Cumbra Peru S.A. and Unna Transporte S.A.C. proposed a cease-and-desist letter for the early termination of the sanctioning administrative procedure, where they (i) accepted the alleged conduct, (ii) committed to complying with a free competition rules compliance program during years 2022, 2023, and 2024, and (iii) committed to paying a compensation amounting to S/ 2.7 million in two installments (the first one within sixty (60) days after notification of the Resolution approving the commitment and the second one within twelve (12) months). By means of Resolution 054-2022/CLC-INDECOPI dated August 19, 2022, the Commission for the Defense of Free Competition of INDECOPI approved the proposed cease-and-desist agreement and concluded the sanctioning procedure.

Shareholder class action lawsuits in the Federal Court of the Eastern District of New York

During the first quarter of 2017, two class action lawsuits were filed against the Company and some former officers by virtue of the Securities Act before the Federal Court of the East District of New York. On July 2, 2020, the Company signed a final transaction agreement with the plaintiffs though which the parties commited to settling the class action lawsuits and the Company commits to paying US$ 20 million.

In relation to the agreement, as of December 31, 2021, the Company had paid US$ 6.4 million and US$ 5 million, which was covered by the professional liability policy in accordance with the agreement signed with the insurer. It also maintained a provision of US$ 8.6 million, equivalent to S/ 34.4 million, plus interest. This debt was repaid in full on April 8, 2022.

Other legal provisions

As of December 31, 2022, they correspond to legal contingencies (civil, labor, administrative proceedings and contentious-administrative proceedings) for an estimated provision of S/ 37.5 million (S/ 34.2 million as of December 31, 2021).

(b) Tax contingencies

(i)	Claim processes before SUNAT for S/17.1 million corresponding to:

AENZA S.A.A. for year 2016 income tax amounting to S/12.6 million; Cumbra Ingenieria S.A. for years 2014 and 2015 income tax amounting to S/3.2 million; Consorcio Vial la Quinua for year 2015 income tax amounting to S/0.8 million; and Unna Energia S.A. for year 2019 income tax amounting to S/0.5 million.

(ii)	Claims before the Peruvian Court of Law for S/16.8 million:

AENZA S.A.A. for income tax and general sales tax for the years 1998 through 2012 amounting to S/12.2 million; and Cumbra Peru S.A. for EsSalud claims for the year 2012 amounting to S/4.6 million.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

(iii)	Appeal process before the Tax Court for S/14.3 million:

Cumbra Ingenieria S.A. for years 2013 and 2016 income tax amounting to S/5.7 million; AENZA S.A.A. for years 2014 and 2015 income tax amounting to S/5.4 million; Cumbra Peru S.A. for year 2012 income tax amounting to S/2.1 million; and Consorcio Constructor Chavimochic for year 2016 income tax amounting to S/1.1 million.

(iv)	Non-contentious proceedings for S/5.4 million related to:

Cumbra Ingenieria S.A. for S/5.3 million; and Carretera Andina del Sur S.A. for S/0.1 million.

(c) Provision for closure - corresponds mainly to:

(i)	Provisions for closure of wells of subsidiary Unna Energia S.A. for S/56.5 million and contractual compliance with Petroperu for S/3.3 million (as of December 31, 2021, S/71.1 million and S/3.4 million, respectively);

(ii)	Provision for costs associated with subsidiary Red Vial 5 S.A., corresponding to the closing of the concession agreement and costs related to the process of claiming the tariff guarantee for toll suspension for S/5.6 million (as of December 31, 2021, S/5.1 million).

For the periods ended December 31, 2021 and 2022, the movement of this caption is as follows:

			Provision
	Legal	Tax	for well
In thousands of soles	claims	claims	closure	Total
As of January 1, 2021	326,868	8,176	52,949	387,993
Additions	59,109	31,221	10,815	101,145
Present value	19,627	-	9,780	29,407
Reversals of provisions	(13,027)	-	(2,957)	(15,984)
Transfers	466	(299)	716	883
Reclasification	(3,335)	-	3,335	-
Compensation	(8,541)	-	-	(8,541)
Desconsolidation of subsidiary	(1,657)	-	-	(1,657)
Payments	(26,863)	(916)	(185)	(27,964)
Translation adjustments / Exchange difference	11,738	-	8,022	19,760
As of December 31, 2021	364,385	38,182	82,475	485,042

As of January 1, 2022	364,385	38,182	82,475	485,042
Additions	278,446	15,891	-	294,337
Present value	1,042	-	(2,496)	(1,454)
Reversals of provisions	(1,802)	(434)	(9,694)	(11,930)
Transfers (*)	(5,587)	(62)	-	(5,649)
Payments	(40,253)	-	(747)	(41,000)
Translation adjustments / Exchange difference	(16,015)	-	(1,378)	(17,393)
As of December 31, 2022	580,216	53,577	68,160	701,953

(*) In 2022, corresponds mainly to reclassification to other accounts payable for payment obligations, derived from the subscription of the share purchase agreement between Cumbra Peru S.A. and Stracon S.A., which amount is S/. 4.9 million and the fine corresponding to the fractionation of the penalty imposed by SUNAFIL, which amount is S/. 0.2 million.

As of December 31, 2021, the Corporation and its external legal advisors concluded the lawsuit proceedings against Tecnicas Reunidas de Talara S.A.C. (TRT) will be favorable for the Company with no need of a provision as of that date. Subsequently, in November 2022, the Corporation reached a settlement increasing cost by S/113 million with its corresponding settlement in the same period, having a no actual accrual related for this settlement as of December 31, 2022.

22. Equity

A. Capital

On February 28, 2022, in accordance with the terms and conditions of the convertible bond, the holders of 11,000 convertible bonds, with a par value of US$1,000 each and for a principal amount equivalent to US$11 million, excercised their conversion right. The Company issued provisional certificates for 37,801,073 new voting common shares, with a par value of S/1.00 each, fully subscribed and paid-in. Therefore, the Company increased its capital stock from S/ 871,917,855 to S/ 909,718,928.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021 and 2022

Additionally, on March 31, 2022, holders of 78,970 convertible bonds each for a face value of US$ 1,000 and for a principal amount equivalent to US$78.9 million, exercised their conversion right. The Company converted the bonds and paid the accrued interest to the bondholders. As a result, the Company issued provisional certificates for 287,261,051 new common shares. Therefore, the Company’s capital stock increased from S/909,718,928 to S/1,196,979,979. After this last operation, the convertible bonds were paid in full (Note 18-d).

On December 1, 2022, the capital increases were registered and the bylaws were amended, confirming that the Company’s capital amounts to S/ 1,196,979,979, the par value of the shares is S/ 1.00 each, fully subscribed and paid-off and with voting rights.

As of December 31, 2022, a total of 130,025,625 shares is represented in ADSs, equivalent to 8,668,375 ADS at a ratio of 15 shares per ADS.

As of December 31, 2021, a total of 136,637,740 shares were represented in ADSs, equivalent to 27,327,548 ADS at a ratio of 5 shares per ADS.

As of December 31, 2022, the Company’s shares registered a stock price quotation at the end of the year of S/ 0.83 per share and a trading frequency of 75% (S/ 1.37 per share and a trading frequency of 77.27% as of December 31, 2021).

B. Legal Reserve

According to the Business Companies Act, any company is required to allocate at least 10% of its free withdrawal profits to a legal reserve. This allocation is required until the reserve equals 20% of paid-in capital. In the absence profits or free withdrawal reserves, the legal reserve may be applied to offset losses and shall be replaced with profits from subsequent fiscal years. This reserve may be capitalized and its replacement is also mandatory.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021 and 2022

C. Voluntary reserve

As of December 31, 2021 and 2022, this reserve amounting to S/ 29.97 million is related to the excess of legal reserve. This reserve is over above the requirement to make a reserve until reaching the equivalent of 20% of the paid-in capital.

D. Share premium

This item includes the excess of total income obtained by shares issued in 2013 in contrast to their face value of S/1,055.5 million and those shares issued in 2019 amounting to S/138.1 million.

In addition, this item recognizes the difference between the face value and transaction value for the acquisitions of shares in non-controlling interests.

E. Retained earnings

Dividends distributed to shareholders, other than domiciled legal entities, are subject to rates of 4.1% (profits until 2014), 6.8% (2015 and 2016 profits) and 5.00% (2017 profits onwards) for income tax charged to such shareholders. Said tax is withheld and settled by the Company. Dividends for fiscal years 2021 and 2022 were not distributed (Note 32).

23. Deferred Income Tax

As of December 31, deferred income tax is classified by its estimated reversal term as follows:

	2021			2022
Deferred tax asset:	Reversal expected in the following twelve months	Reversal expected after twelve months	Total	Reversal expected in the following twelve months	Reversal expected after twelve months	Total

Cumbra Peru S.A.	29,075	149,418	178,493	72,489	99,798	172,287
Aenza S.A.A.	6,958	39,893	46,851	10,157	48,944	59,101
Viva Negocio Inmobiliario S.A.C.	3,697	13,263	16,960	1,706	22,075	23,781
Red Vial 5 S.A.	1,098	10,710	11,808	655	17,286	17,941
Others	4,480	17,754	22,234	5,316	17,212	22,528
Total deferred tax asset	45,308	231,038	276,346	90,323	205,315	295,638

	2021			2022
Deferred tax liability:	Reversal expected in the following twelve months	Reversal expected after twelve months	Total	Reversal expected in the following twelve months	Reversal expected after twelve months	Total

Tren Urbano de Lima S.A.	(111)	(47,404)	(47,515)	(64)	(58,332)	(58,396)
Unna Energia S.A.	1,536	(32,723)	(31,187)	1,277	(54,519)	(53,242)
Cumbra Peru S.A.	-	(19,705)	(19,705)	(16,670)	-	(16,670)
Total deferred tax liability	1,425	(99,832)	(98,407)	(15,457)	(112,851)	(128,308)

The gross movement of the deferred income tax item is as follows:

In thousands of soles	Note	2021	2022

Balance at January, 1		158,136	177,939
Debit (credit) to income statement	28	66,595	(3,394)
Discontinued operations		(40,686)	-
Reclassification to current income tax		-	(4,399)
Other movements		(6,106)	(2,816)
Balance at December, 31		177,939	167,330

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021 and 2022

The movement of deferred tax assets and liabilities in the year, without considering the offsetting of balances, is as follows:

Deferred tax liabilities	At January 1, 2021	(Debit) credit to P&L	Sale of a subsidiary	At December 31, 2021	(Debit) credit to P&L	Reclassification	Others	At December 31, 2022

Difference in depreciation rates	87,988	(10,668)	(3,836)	73,484	35,685	-	-	109,169
Deferred income	15,906	(15,906)	-	-	-	-	-	-
Work in process	20,292	27,865	-	48,157	(47,649)	4,559	-	5,067
Tax receivable	39,026	3,028	-	42,054	2,923	-	-	44,977
Borrowing costs capitalized	15,108	(2,780)	-	12,328	6,302	3,908	-	22,538
Price purchase allocation	8,917	12,476	-	21,393	(2,833)	-	-	18,560
Others	23,396	(21,417)	(883)	1,096	5,081	(8,467)	2,816	526
	210,633	(7,402)	(4,719)	198,512	(491)	-	2,816	200,837

Deferred tax assets	At January 1, 2021	(Debit) credit to P&L	Sale of a subsidiary	Others	At December 31, 2021	(Debit) credit to P&L	Reclassification	At December 31, 2022

Provisions	29,586	13,673	(2,413)	-	40,846	6,060	(4,399)	42,507
Difference in depreciation rates	7,653	8,640	-	-	16,293	7,179	-	23,472
Tax losses	186,495	36,258	(40,312)	-	182,441	(6,609)	-	175,832
Work in process	4,792	(4,792)	-	-	-	-	-	-
Accrual for unpaid vacations	13,040	7,288	(887)	-	19,441	(5,844)	-	13,597
Impairment	51,252	(21,834)	-	-	29,418	2,672	-	32,090
Fair value	45,997	5,596	-	-	51,593	1,547	-	53,140
Tax Goodwill	13,993	(2,407)	-	-	11,586	(2,078)	-	9,508
Earning stripping rules	-	8,372	-	-	8,372	(1,177)	-	7,195
Unpaid non domicilied expenses	-	4,064	-	-	4,064	(3,863)	-	201
Right-of-use assets	-	4,571	-	-	4,571	(1,345)	-	3,226
Higher value paid	-	-	-	-	-	7,399	-	7,399
Others	15,961	(236)	(1,793)	(6,106)	7,826	(7,826)	-	-
Total	368,769	59,193	(45,405)	(6,106)	376,451	(3,885)	(4,399)	368,167

24. Revenue from contracts with customers

For the years ended December 31, the Corporation’s income is derived principally from:

In thousands of soles	2021	2022
Revenue
Construction activities	2,467,477	2,451,067
Services rendered	1,094,439	1,104,900
Sale of real estate and goods	579,482	849,157

Revenue from contracts with customers	4,141,398	4,405,124

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021 and 2022

A. Revenues from contracts with customers are mainly broken down by:

For the year ended December 31,	Engineering and construction		Energy		Infrastructure		Real estate		Parent Company operations		Total
In thousands of soles	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Primary geographical markets
Peru	1,862,176	1,794,735	541,859	633,792	638,358	745,750	239,391	367,276	2,889	2,912	3,284,673	3,544,465
Chile	750,565	708,996	-	-	-	-	-	-	-	-	750,565	708,996
Colombia	106,160	151,663	-	-	-	-	-	-	-	-	106,160	151,663
Mexico	-	-	-	-	-	-	-	-	-	-	-	-
	2,718,901	2,655,394	541,859	633,792	638,358	745,750	239,391	367,276	2,889	2,912	4,141,398	4,405,124
Major products/ service lines
Construction activities	2,467,477	2,451,067	-	-	-	-	-	-	-	-	2,467,477	2,451,067
Engineering services	251,424	204,327	-	-	-	-	-	-	-	-	251,424	204,327
Oil and gas extraction, storage and dispatching services	-	-	192,103	145,874	-	-	-	-	-	-	192,103	145,874
Transportation services	-	-	-	-	347,377	387,049	-	-	-	-	347,377	387,049
Road concession services	-	-	-	-	287,331	354,289	-	-	-	-	287,331	354,289
Water treatment service	-	-	-	-	3,650	4,412	-	-	-	-	3,650	4,412
Property rental	-	-	-	-	-	-	9,665	6,037	-	-	9,665	6,037
Parent company services and others	-	-	-	-	-	-	-	-	2,889	2,912	2,889	2,912
Sale of real estate and lots	-	-	-	-	-	-	229,726	361,239	-	-	229,726	361,239
Sale of oil and gas	-	-	349,756	487,918	-	-	-	-	-	-	349,756	487,918
	2,718,901	2,655,394	541,859	633,792	638,358	745,750	239,391	367,276	2,889	2,912	4,141,398	4,405,124
Timing of revenue recognition
Transferred at a point in time	-	-	541,859	633,792	-	-	239,391	367,276	2,889	2,912	784,139	1,003,980
transferred over time	2,718,901	2,655,394	-	-	638,358	745,750	-	-	-	-	3,357,259	3,401,144
	2,718,901	2,655,394	541,859	633,792	638,358	745,750	239,391	367,276	2,889	2,912	4,141,398	4,405,124
Revenue from contracts with customers	2,718,901	2,655,394	541,859	633,792	638,358	745,750	239,391	367,276	2,889	2,912	4,141,398	4,405,124

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021 and 2022

B. The balances of contract assets and liabilities are mainly comprised for:

In thousands of soles	Note	2,021	2,022

Receivables	10.a	773,575	894,571
Unbilled receivables	10.b and c	744,363	907,880
Guarantee deposits	12.a	139,019	194,885
Advances received from customers	20.a	(322,680)	(365,730)

Contract assets refer primarily to rights to consideration for work performed but not billed at the reporting date.

Contract liabilities relate primarily to advance consideration received from customers for which revenue is recognized over time.

The movement in contract liabilities as of December 31, 2021 and 2022 is detailed below:

In thousands of soles	2021	2022

Initial balance	280,970	322,680
Advances received from customers	707,009	769,504
Compensation of customer advances	(665,299)	(726,454)
Final balance	322,680	365,730

Revenue from contract liabilities recognized as of December 31, 2022 is S/726.4 million (S/665.2 million as of December 31, 2021).

The composition of the portfolio of projects pending to be executed (“backlog”) refers to the expected future income from signed contracts. The detail by operating segments as of December 31, 2022, and the dates on which they are estimated to be carried out, is shown in the following table:

	Annual Backlog
In thousands of soles	2023	2024	2025+	Total
Engineering and Construction	2,463,484	1,197,101	-	3,660,585
Infrastructure	730,702	646,764	631,645	2,009,111
Real estate	149,295	18,611	-	167,906
Intercompany eliminations	(172,416)	(172,418)	(165,131)	(509,965)
	3,171,065	1,690,058	466,514	5,327,637

25. Costs and Expenses by Nature

For the years ended December 31, the detail of this item is as follows:

		Cost
		of goods
In thousands of soles	Note	and services	Administrative expenses	Total
2021
Salaries, wages and fringe benefits (i)		1,297,352	97,682	1,395,034
Services provided by third-parties		1,313,763	56,462	1,370,225
Purchase of goods		687,105	43	687,148
Other management charges (ii)		222,648	16,203	238,851
Amortization	16	101,578	3,642	105,220
Depreciation (iv)	15	82,063	5,425	87,488
Impairment of accounts receivable (iii)		9,420	2	9,422
Taxes		5,691	154	5,845
Impairment of property, plant and equipment		5,679	-	5,679
Impairment of inventory		2,984	-	2,984
		3,728,283	179,613	3,907,896

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021 and 2022

		Cost
		of goods
In thousands of soles	Note	and services	Administrative expenses	Total
2022
Salaries, wages and fringe benefits (i)		1,254,006	97,914	1,351,920
Services provided by third-parties		1,340,718	42,158	1,382,876
Purchase of goods		631,953	-	631,953
Other management charges (ii)		365,140	9,580	374,720
Impairment of accounts receivable (iii)		174,083	24	174,107
Amortization	16	99,210	2,825	102,035
Depreciation (iv)	15	72,421	2,567	74,988
Taxes		16,479	261	16,740
Impairment of property, plant and equipment		3,483	7,269	10,752
		3,957,493	162,598	4,120,091

(i)	For the years ended December 31, salaries, wages and fringe benefits comprises the following:

In thousands of soles	Note	2021	2022

Salaries		1,068,013	1,056,969
Legal bonuses		96,612	87,357
Social contributions		75,395	73,371
Employee’s severance indemnities		66,827	58,072
Vacations		49,409	47,331
Workers’ profit sharing (*)	24	8,888	6,700
Indemnities Payable		9,322	6,436
Per diem		6,096	3,334
Others		14,472	12,350
		1,395,034	1,351,920

(*)	The average number of employees of the Corporation during 2021 and 2022 was 18,028 and 16,211, respectively.

The distribution of workers’ profit sharing in the consolidated statements of profit or loss for the years ended December 31 is shown below:

In thousands of soles	2021	2022
Cost of sales of goods and services	7,650	6,382
Administrative expenses	1,238	318
	8,888	6,700

(ii)	The increase in 2022 is of S/138 millons mainly due to: a) results of arbitration processes in the subsidiary Cumbra Peru S.A. for S/41.6 million (S/38.1 million with Empresa de Generacion Electrica Machupichu S.A, S/2.8 million with SEDAPAL S.A., and S/0.7 million with the Irrigation Subsectoral Program - PSI, as indicated in (Note 20.c) b) in the subsidiary Unna Energia S.A. for S/85.2 million as a consequence of the increase in the royalty rate in accordance with the license contracts of lots III and IV, due to the increase in the production and price of oil.

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021 and 2022

(iii)	For the years ended December 31, impairment of accounts receivable and other accounts receivables includes the following:

In thousands of soles	Note	2021	2022

Trade accounts receivables	10(d)	1,061	54,766
Other accounts receivable	12	1,177	119,299
Accounts receivable from related parties and joint operators		7,184	42
		9,422	174,107

(iv)	For the years ended December 31, depreciation comprises the following:

		Cost
		of goods
In thousands of soles	Note	and services	Administrative expenses	Total
2021
Property, plant and equipment	15.B	60,230	4,610	64,840
Right-of-use assets	15.C	17,517	815	18,332
Investment property	15.A	4,316	-	4,316
		82,063	5,425	87,488
2022
Property, plant and equipment	15.B	50,981	1,327	52,308
Right-of-use assets	15.C	17,469	1,240	18,709
Investment property	15.A	3,971	-	3,971
		72,421	2,567	74,988

26. Finance Income and Expenses – Interest for Present Value of Financial Assets or Liabilities

A. Finance Income and Expenses

For the years ended December 31, these items include the following:

In thousands of soles	2021	2022

Financial income:
Interest on short-term bank deposits	959	12,894
Business interests	438	856
Interest on loans to third parties	442	127
Others	807	1,577
	2,646	15,454

	2021	2022

Financial expenses:
Interest expense on:
- Bank loans	55,290	64,010
- Bonds	36,830	34,844
- Loans from third parties	12,642	6,345
- Financial lease right-of-use	3,982	4,505
- Financial lease	862	474
Commissions and collaterals	23,034	22,389
Interest from Tax Administration	14,236	16,326
Exchange difference loss, net	47,211	269
Factoring expenses	93	1,973
Other financial expenses	2,235	5,339
	196,415	156,474

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021 and 2022

B. Interests for present value of financial assets or liabilities

In thousands of soles	2021	2022

Interest income for present value of financial asset or liability (a)	3,127	13,299
Interest expenses for present value of financial asset or liability (b)	(66,159)	(99,313)
	(63,032)	(86,014)

a.	In 2022, corresponds mainly to the adjustment of the account receivable of the subsidiary Viva Negocio Inmobiliario S.A. for the present value of the receivable from the Ministry of Housing, Construction and Sanitation of the Ancon Project for S/8 million at a discount rate of 7.99%. (S/ 1.7 million at a discount rate of 8% as of December 31, 2021).

b.	Mainly correspond to:

(i)	Adjustment to the present value of the account receivable from Gasoducto Sur Peruano S.A. for S/72.2 million, due to the variation in the discount rate applied, which increased from 2.73% to 5.86% (S/32.8 million due to an increase in the rate from 1.65% to 2.73% as of December 2021).

(ii)	Adjustment to the fair value of the BCI loan in Inversiones en Autopistas S.A. for S/16.6 million due to the variation of the discount rate applied, which increased from 8.39% to 9.97% (S/12.4 million for rate increase from 6.45% to 8.39% as of December 31).

(iii)	Present value of the account receivable from Inversiones Majes S.A. in Viva Negocio Inmobiliario S.A. for S/5 million at an applied discount rate of 8%.

27. Other Income and Expenses

For the years ended December 31, these items include the following:

In thousands of soles	2021	2022
Other income:
Sale of assets	9,618	11,274
Supplier debt forgiveness	-	5,244
Penalty income	1,883	4,715
Change in contract of the call option (a)	70,322	3,706
Recovery of provisions and impairments	6,070	2,067
Insurance compensation	3,728	209
Others	5,593	8,024
	97,214	35,239
Other expenses:
Civil compensation recognized from the Agreement (Note 21.a)	-	258,267
Administrative sanctions and legal processes (b)	61,252	18,265
Net cost of fixed assets disposal	7,794	8,137
Asset impairment (c)	20,371	26,211
Disposal of property, plant and equipment	3,764	4,137
Renegotiation of contract with suppliers	176	6,356
Valuation of well abandonment	7,211	-
Others	1,123	4,480
	101,691	325,853
Other income and expenses	(4,477)	(290,614)

AENZA S.A.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2021 and 2022

(a)	As of December 31, 2021, the subsidiary Cumbra Peru S.A. renegotiated the terms of the put option arrangement signed with the minor shareholder Morelco S.A.S. at the acquisition of asset. This renegotiation ended with the signature of a new acquisition agreement for US$15.4 million, superseding the original put option arrangement. Therefore, the Company recognized S/70.3 million in “Other income – Change in contract of the call option” in 2021. Also, there was a prepayment discount of S/3.7 million in 2022. (Note 20.i).

(b)	As of December 31, 2022, it corresponds to: i) Penalty imposed by INDECOPI´s Technical Secretariat for S/0.3 million. ii) Income tax penalties for S/13.1 million, AENZA S.A.A. for S/ 1 million, Cumbra Peru S.A. for S/ 7.4 million and Cumbra Ingenieria S.A. for S/4.7 million. iii) Penalty imposed by OSITRAN on Tren Urbano de Lima S.A. for S/3.2 million, iv). Provision of labor proceedings of subsidiary Red Vial 5 S.A. amounting to S/1.6 million. As of December 31, 2021, it mainly corresponds to the penalty imposed by INDECOPI’s Technical Secretariat to Cumbra Peru S.A. for S/28.1 million and Unna Transporte S.A.C. for S/2.4 million (Note 21.a); additionally, income tax penalties in AENZA S.A.A. for S/18.2 million, Cumbra Peru S.A. for S/9.5 million and Cumbra Ingenieria S.A. for S/0.9 million.

(c)	As of December 31, 2022, it corresponds to the impairment of investments of AENZA S.A.A. for S/14.8 million (Note 14.i), impairment of other accounts receivable of Viva Negocio Inmobiliario S.A.C. for S/8.1 million, related to Consorcio Panorama (Note 12), impairment of intangible assets for S/3.1 million corresponds to the subsidiary Cumbra Peru S.A. for S/2.6 million (Vial y Vives - DSD S.A. trademark) and AENZA S.A.A. for S/ 0.5 million, others minor for S/0.2 million. As of December 31, 2021, it corresponds to the impairment of other accounts receivable for S/19.9 million, as a consequence of the financial obligation assumed by AENZA S.A.A. in favor of Adexus S.A.

28. Tax Situation

A.	According to current provisions legally in force for Peru, Chile, and Colombia, each company of the Corporation is individually subject to the applicable taxes. The Management considers that it has calculated the income tax base according to the current tax provisions legally in force for every country.

The Company and subsidiaries are subject to Peruvian tax regime. As of December 31, 2021 and 2022, the Corporate Income Tax rate in Peru is calculated on the basis of the net taxable income determined by the Company at a rate of 29.5% and the Income tax rate applicable to the distribution of dividends and any other form of profit distribution is 5%.

B.	In accordance with current Peruvian tax legislation, non-domiciled individuals only pay taxes for its Peruvian source income. Thus, in general terms, revenues obtained by non-domiciled individuals from the services rendered in the country shall be subject to a 30% Income Tax on gross income; provided that no double tax treaties are applicable. Currently, Peru has entered into double tax treaties with the Andean Community, Chile, Canada, Brazil, Portugal, Switzerland, Mexico, and South Korea.

Concerning the technical assistance or digital services rendered by non-domiciled individuals to domiciled individuals, regardless of the place where the service is rendered, they shall be subject to a 15% and 30% income tax rate on gross income, respectively. Technical assistance will be subject to a 15% rate, provided that Income Tax Law requirements are met. As stated in the foregoing paragraph, the withholding rate may vary in these cases or withholding may not be applicable based on the provisions set forth in a double tax treaty.

C. Changes in the Income Tax Law in Colombia

Since 2021, several regulations have been published regarding income tax applicable to subsidiaries domiciled in Colombia:

a)	Law 2155 of Social Investment, whose amendments are effective as of 2022.

■	Increase of the income tax rate for legal entities to 35% as from 2022.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

■	Discount of the Industry and Trade Tax (ICA) of 50% plus the tax for notices and boards paid during the taxable year. Effective only until fiscal year 2022.

■	Tax standardization: this tax is created as an additional tax on income, being the generating fact the omission of assets or declaring nonexistent liabilities. The rate of this new tax will be 17% and the taxable base will be the one established in section 2 of the social investment law. The standardization tax is not a deductible expense for the calculation of income tax.

■	Audit benefit: the term for the DIAN (Colombian tax authorities) to examine the years 2022 and 2023 income tax returns is extended, being the definitive terms 6 and 12 months. This benefit does not apply to companies with a tax of less than 71 UVT (tax value unit) or that have tax benefits due to their location in a specific geographical area.

b)	Law 2277 of Tax Reform for Equality and Social Justice, whose changes are in force since 2023.

■	New Minimum Tax The taxpayer and/or the business group to which it belongs must calculate an effective rate (adjusted income tax/debugged profit) which may not be less than 15%.

■	Limit of 3% of the taxable income for the addition of some non-taxable income, special deductions, exempt income and tax discounts.

■	For foreign companies and entities and non-domiciled individuals, the withholding rate increases for dividends from profits that have been considered as revenue not constituting income or occasional gain. In this case, the withholding rate would be 20% (10% in force until 2022).

■	The occasional income tax rate is set at 15% (10% effective until 2022)

D. Tax Loss carryforward

In Peru the tax loss regime regulated by Section 50° of the Income Tax Law establishes two systems for offsetting tax losses:

Offsetting the loss with the net corporate income obtained during the four years following the period of its generation, year after year, until the amount disappears (A System). The uncompensated balance after such term may not be offset in the following periods.

Offsetting the loss with 50% of net corporate income obtained during the immediately following periods, year after year, until the amount disappears (B System).

By means of Legislative Decree 1481, published on May 8, 2020, exceptionally, the loss carryforward period under System A of loss offsetting, only for the total net corporate loss of Peruvian source obtained in the taxable year 2020, will be five (5) years.

In Chile, tax losses are set off against future taxable income with no expiration limit.

As of December 31, 2022, the total tax loss amounts to S/616 million (as of December 31, 2021, a total of S/639 million) and is composed as follows:

		Tax loss
		aplication			Application	Statute of
	Tax loss	method	2023	2024	Forward	limitations

Cumbra Peru S.A.	316,986	B	28,139	26,467	262,380	-
Vial y Vives - DSD S.A.	212,369	No aplica	-	22,047	190,322	-
Unna Energia S.A.	38,242	A	30,255	7,987	-	2,026
AENZA S.A.A.	22,237	B	22,237	-	-	-
Transportadora de Gas Natural Comprimido Andino S.A.C.	15,532	B	350	375	14,807	-
Carretera Andina del Sur S.A.C.	9,025	B	239	471	8,315	-
Consorcio Constructor Chavimochic	1,518	B	1,518	-	-	-
	615,909		82,738	57,347	475,824

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

E. The income tax shown in the consolidated statement of profit or loss comprises the following:

In thousands of soles	Note	2021	2022

Current income tax		113,000	127,952
Deferred income tax	23	(66,595)	3,394
Income tax		46,405	131,346

F.	The Corporation’s income tax differs from the theoretical amount that would result from applying the Corporation entities’ weighted average income tax rate applicable to consolidated pretax income as follows:

In thousands of soles	2021	2022

Loss before income tax	(28,637)	(230,708)

Income tax by applying local applicable tax rates on profit generated in the respective countries	(7,879)	(68,537)
Tax effect on:
- Non-deductible expenses	33,489	143,627
- Change in prior years estimations	8,492	26,486
- Unrecognized deferred income tax asset	1,459	26,518
- Provision of tax contingencies	14,240	3,631
- Equity method (profit) loss	254	350
- Non-taxable income	(57)	(914)
- Others	(3,593)	185
Income tax	46,405	131,346

G.	The theoretical tax disclosed results from applying the income tax rate in accordance with the tax legislation of the country where each company that is part of the Corporation is domiciled. In this regard, companies domiciled in Peru, Chile, and Colombia applied in 2022 income tax rates of 29.5%, 27%, and 35% respectively (29.5%, 27%, and 31% in 2021). Red Vial 5 S.A., Tren Urbano de Lima S.A., Concesionaria Via Expresa Sur S.A., and Unna Energia S.A. (Lots III and IV) have legal stability agreements signed with the Peruvian Government in force during the term of the associated concessions. Therefore, the consolidated theoretical amount is obtained from weighting the profit or loss before income tax and the applicable income tax rate.

		Profit/Loss
	Applicable	before
	Tax	Income	Income
	Rates	Tax	Tax
In thousands of soles	(A)	(B)	(A)*(B)
Country
2021
Peru	29.50%	(58,347)	(17,213)
Peru - Red Vial 5 S.A.	27.00%	40,473	10,928
Peru - Tren Urbano de Lima S.A.	30.00%	61,484	18,445
Peru - Via Expresa Sur S.A.	30.00%	(3,804)	(1,141)
Peru - Unna Energia S.A.	29.00%	24,699	6,916
Chile	27.00%	(71,692)	(19,357)
Colombia	31.00%	1,040	322
Bolivia	25.00%	59	15
México	30.00%	(288)	(86)
Unrealized gains		(22,261)	(6,708)
		(28,637)	(7,879)

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

		Profit/Loss
	Applicable	before
	Tax	Income	Income
	Rates	Tax	Tax
In thousands of soles	(A)	(B)	(A)*(B)
Country
2022
Peru	29.50%	(353,545)	(104,295)
Peru - Red Vial 5 S.A.	27.00%	58,381	15,763
Peru - Tren Urbano de Lima S.A.	30.00%	101,086	30,326
Peru - Via Expresa Sur S.A.	30.00%	(118)	(35)
Peru - Unna Energia S.A.	29.00%	51,884	14,528
Chile	27.00%	(43,924)	(11,859)
Colombia	35.00%	2,685	940
Bolivia	25.00%	(158)	(40)
México	30.00%	53	16
Unrealized gains		(47,052)	(13,881)
		(230,708)	(68,537)

H. Income Tax Assessment

Peruvian Tax Authorities are entitled to examine and, if applicable, to correct the income tax calculated by the Company within the four years following the year of tax return filing, counted as from January 1 of the year after the filling of the corresponding tax return (years open to audit). Tax returns for years 2018 through 2022 are open for examination. Management considers that no significant liabilities will arise as a result of these income tax assessments. In addition, tax returns for years 2019 through 2022 are pending examination by the Chilean tax authorities, who are entitled to conduct examinations within a period of three years from the date of presentation of the respective tax returns. Likewise, in Colombia, tax returns for years 2020, 2021, and 2022 are pending examination by the Colombian tax authorities, who are entitled to conduct examinations within a period of two ears from the date of presentation of the respective tax return.

In addition, the declaration of National Emergency issued by government by means of Executive Order 044-2020-PCM and its amendments, suspended the term for limitations of the Tax Administration’s auditing from March 16, 2020 to June 10, 2020, i.e., for a period of eighty seven (87) calendar days.

Due to possible varied interpretations of the current legal regulations by the Tax Authorities, it is not possible to determine, to date, whether a future tax audit will result or not in liabilities for the Company; therefore, any difference that might arise from eventual tax audits would be applied to profit or loss for the period in which it is determined.

I. Uncertainty over income tax treatments

The Corporation has performed an assessment of uncertain tax treatment positions in accordance with IFRIC 23 and determined, based on its tax compliance and transfer pricing study, that it is probable that its tax treatments will be accepted by the tax authorities. The Interpretation had no impact on the Corporation’s consolidated financial statements as of December 31, 2021 and 2022.

J. Temporary Tax on Net Assets (ITAN)

It is applicable to the Corporate Income, whose taxable base is constituted by the adjusted net assets at the end of the fiscal year prior to payment, after deducting depreciation, amortization, legal reserve, and specific provisions for credit risk. The tax rate is 0.4% for year 2021 and 2022 and is applied to the amount of net assets exceeding S/1 million. It may be paid in cash or in nine consecutive monthly installments. The paid amount may be used as a credit against payments on account of General Regime of Income Tax for taxable periods from March to December of the fiscal period for which the tax was paid until maturity date of each of the payments on account, and against the payment for regularization of income tax of the corresponding taxable period. In the event a remaining balance is not applied, its refund could be requested. The Corporation has determined that its Temporary Tax on Net Assets in 2022 amounts to S/21.5 million (S/21.8 million in 2021).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

K. Tax on financial transactions

Tax on Financial Transactions (ITF) for the periods 2021 and 2022 was fixed at the rate of 0.005%. This tax is applied on debits and credits in bank accounts or movements of funds made through the financial system, unless the account is tax-exempt.

L. Transfer pricing

For Income Tax determination purposes, transfer pricing for transactions carried out with related parties and with companies domiciled in territories with low or null taxation, shall be supported with documentation and information about the valuation methods used, and the criteria considered for pricing. Until fiscal year 2016, it was mandatory to submit a Transfer Pricing Sworn Statement and a Technical Study.

By means of Legislative Decree 1312, published on December 31, 2016 and effective January 1, 2017, the following formal obligations were established to replace the former ones: (i) presentation of a Local File (subject to materialization limits); (ii) presentation of a Master File (subject to materialization limits), and (iii) presentation of a Country-by-Country Reporting. The presentation of the Master File and the Country-by-country reporting will become obligatory from 2018 onwards.

In addition, the Decree 1312 also established that intra-group services with low added value shall not have a margin greater than 5% of their costs. Concerning the services rendered among related parties, taxpayers shall comply with the benefit test and provide the documentation and information under specific conditions for the deduction of costs or expenses.

Based on the analysis of operations of the Company, the Management and its legal advisors consider that, as a consequence of the application of these provisions, no material contingencies will arise as of December 31, 2021 and 2022.

M. The current income tax payable – after applying the corresponding tax credits – maturing on the first week of April of the following year, mainly include the following:

■	Viva Negocio Inmobiliario S.A.C.	S/40.5 million in 2022 (S/0.7 million in 2021)

■	Tren Urbano de Lima S.A.	S/3.3 million in 2022

■	Red Vial 5 S.A.	S/13.9 million in 2021

■	Unna Energia S.A.	S/14.1 million in 2021

N. Major amendments to Peruvian tax laws effective from January 1, 2021

i. Accrual accounting concept

Legislative Decree 1425 introduced the definition of “legal accrual” for income tax purposes, applicable from 2019, stating that: a) income from transfer of goods occurs when i) control has been transferred (in accordance with IFRS 15); or ii) risk has been transferred to the acquirer (Risk Theory set out in the Civil Code), whichever occurs first; and b) income from service rendering occurs when realization level of the rendered service has been established.

The new legal accrual concept is applicable to lessees for determining the tax treatment of the expense associated with lease agreements regulated by IFRS 16 (e.g. operating leases for tax purposes).

The concept serving as comment will not be applicable for those entities accruing income or expenses for Income Tax in accordance with tax provisions establishing a special (sectorial) regime of accrual.

ii. Deduction of expenses or costs incurred in transactions with non-domiciled parties

Legislative Decree 1369 requires that costs and/or expenses (including outbound interest) incurred with non-domiciled individuals must be paid effectively to be deducted in the year they were incurred. Otherwise, their impact on the determination of net income will be deferred to the year in which they are actually paid and the corresponding withholding will be applied.

This regulation eliminated the obligation to pay the amount equivalent to the withholding on the amount recorded as cost and/or expense.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

iii. Indirect loan

As from January 1, 2019, under certain requirements, domiciled entities receiving foreign inbound dividends may deduct as direct loan the income tax that would have been levied on the foreign dividends and the corporate income tax (indirect loan) paid by the tier 1 and tier 2 non-domiciled entity (provided they are in the same jurisdiction) that would have been applied to distribute the dividends from abroad.

iv. Measures to implement the General Anti-avoidance Rule provided in the regulation XVI of Tax Code

Legislative Decree 1422 set up the procedure to implement the General Anti-avoidance Rule, mainly stating that: (i) it is applicable only in final audit procedures in which acts, events or situations that occurred since July 19, 2012, are reviewed; (ii) it is applicable only if there is a favorable opinion from a review committee composed of Tax Authorities’ officers (said opinion is not appealable); and (iv) final audit procedures, in which the General Anti-avoidance Rule is applicable, are not subject to the one (1) year term to request information from the audited parties.

On May 6, 2019, Executive Order 145-2019-EF was published in the Official Gazette El Peruano. This Decree approves the substantive and formal parameters for the application of the general anti-avoidance rule contained in Rule XVI of the Tax Code., thus, complying with the requirement to release the suspension established by Law 30230 for the application of said rule. Likewise, SUNAT Audit Procedure Regulations have been adapted for this purpose.

By means of Resolution 000184-2021/SUNAT, published on December 13, 2021, the members of the Review Committee of SUNAT referred to in Article 62-C of the Sole Ordered Text of the Tax Code were appointed, which states that when applying the Anti-avoidance Rule in an audit procedure, a report must be sent together with the audit file to the Review Committee.

v. Joint and several liability of legal representatives and Directors

Legislative Decree 1422 establishes that from September 14, 2018, when an audited individual is subject to the General Anti-Avoidance Rule, there is joint and several liability of legal representatives due to fraud, gross negligence, or misuse of powers, unless proven otherwise. The aforementioned joint and several liability shall be attributed to said representatives provided that they collaborated in the design, approval or execution of the acts, situations or business relationships with an avoidance purpose.

This regulation also applies to the members of the Board of Directors, indicating that they shall establish a tax strategy for the companies in which they act as directors, having to decide whether or not to approve the acts, situations or business relationships to be carried out within the framework of tax planning; they shall not delegate such responsibility.

Lastly, the members of the domiciled companies’ Board of Directors were granted a term, with maturity on March 29, 2019, to verify or modify the acts, situations or business relationships carried out within the tax planning and implemented as of September 14, 2018, that continue having tax effect to date.

Considering the maximum term established for compliance with said formal obligation, the aforementioned joint and several liability attributable to legal representatives and directors, and the absence of a definition of ‘tax planning’, it will be crucial to review any act, situation or economic relation that has: (i) increased tax allocation; and/or (ii) generated a lower payment of taxes for the aforementioned periods, in order to avoid the attribution of joint and several liability, both administratively and punitively, depending on the supervisory agent criterion. The latter, in case the company to be audited by the Tax Authorities is subject to the General Anti-Avoidance Rule.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

vi. Information related to ultimate beneficiaries

In line with the regulations to strengthen the fight against tax evasion and avoidance, as well as against money laundering and terrorism financing, as from August 3, 2018, provisions introduced by Legislative Decree 1372 are currently in force. The aforementioned decree requires the presentation of information related to ultimate beneficiaries to the competent authorities by means of a sworn statement of the ultimate beneficiaries. Said statement shall disclose the names of the natural persons that effectively retain ownership or control. Accordingly, it is mandatory to report the following information: (i) identification of the ultimate beneficiary; (ii) chain of title with its respective supporting documents; and (iii) identification of third parties that have said information, if applicable. It is also noted that the information related to the identification of the ultimate beneficiaries of legal persons and legal entities that will be provided to the competent authorities within the framework of these rules does not constitute a violation of professional secrecy nor is it subject to the restrictions on disclosure of information derived from confidentiality imposed by contract or by any legal or regulatory provision.

Likewise, by means of Superintendence Resolution 041-2022/SUNAT, effective as of March 25, 2022, the new parties obliged to file the sworn statement of the ultimate beneficiaries for fiscal years 2022 and 2023 (provided that they have not filed any in December 2019) were established.

The legal entities were obliged to file the sworn statement of the ultimate beneficiaries in accordance with the maturity schedule for monthly obligations for the period December 2022; however, by means of Superintendence Resolution 000278-2022/SUNAT, such due date was postponed until the period December 2023.

It should be taken into consideration that, if the sworn informative statement containing the information related to the ultimate beneficiaries is not filed, the legal representatives of the entity that failed to file such statement will be jointly and severally liable.

vii. Indirect Transfer of Shares

Since January 1, 2019, an anti-avoidance measure has been applied to prevent the split of operations, which allows indirect transfer of shares of companies domiciled in Peru.

It is indicated that in order to establish whether in a twelve-month period the transfer of 10% or more of the capital of the Peruvian company has been complied with, the transfers made by the subject under analysis are considered, as well as those made to its related parties, whether they are executed through one or several simultaneous or successive operations. The relationship shall be established in accordance with provisions of article 32-A (b) of the Income Tax Law.

In addition, regardless of compliance with the provisions of the Income Tax Law, an indirect taxable transfer shall always be established when, over any period of 12 months, the total amount of transferred shares of the Peruvian legal person is equal to or greater than forty thousand (40,000) UIT.

Likewise, when the transferor is a non-domiciled legal person that has a branch office or any permanent establishment in Peru with allocated equity, the latter is considered a jointly liable party. Thus, the latter is required to provide information, among other, regarding the transferred shares or interest of the non-domiciled legal person.

viii. Thin Capitalization

Beginning January 1, 2021, finance cost will be deductible up to 30% of the tax-EBITDA (Net Income – Loss Offsetting + Net Interest + Depreciation + Amortization) of the prior period. There are some exemptions regarding this 30% limit for banks, taxpayers whose income is lower than 2,500 UIT (tax units), infrastructure, public services, among others.

Executive Order 402-2021, published on December 30, effective as of December 31, 2021, amended the Income Tax Law Regulation that regulates the calculation of the tax EBITDA for purposes of the debt interest limit.

For fiscal years 2019 and 2020 the financial expense generated by indebtedness both between independent and related parties is subject to the thin capitalization limit of (3:1 Debt/Equity Ratio) calculated at the end of the previous fiscal year.

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

ix. Other relevant changes

Within the framework of the delegation of powers to legislate on tax, fiscal, financial and economic reactivation matters, given to the Executive Branch (Law 31380), on December 30, 2021, the first tax regulations were published, among which the tax benefits approved for the Aquaculture and Forestry sector, the standardization of the cost for access to tax stability and the extension of the VAT exemptions stand out.

They extend the validity of some exonerations and tax benefits, specifically the following:

●	The exemptions contained in Appendices I and II of the Sales Tax Law were extended until December 31, 2025. Consequently, the sale of staple foods and basic services such as public transportation, among others, will not be levied with sales tax. Link to the regulation of comment: Law 31651

●	The issuance of electronic money will not be levied with sales tax until December 31, 2024. Link to the regulation of comment: Legislative Decree 1519

●	The refund of taxes levied on acquisitions with donations from abroad and imports from diplomatic missions is allowed until December 31, 2024: Link to the regulation of comment: Legislative Decree 1519

In addition, Executive Order 1516, published on December 30, 2021, and in force as from December 31, 2021, established the standardization of the cost for access to the stability provided for in the Legal Stability Agreements under Legislative Decrees 662 and 757. Accordingly, such decree has modified Article 1 of Law 27342 that regulates such agreements. Therefore, receiving companies signing with the government stabilizes the Income Tax to be applied according to the regulations in force at the time of the subscription of the corresponding agreement, being applicable the current rate referred to in the first paragraph of Article 55 of the Income Tax Law at that time plus 2 (two) percentage points.

Likewise, Legislative Decree 1529, effective beginning on April 1, 2022, amended Law 28194 “Law for the Fight against Evasion and for the Formalization of the Economy”, regarding the cases in which means of payment must be used; the amount from which it is obligatory to use means of payment, and the obligation to report to the Tax Authority about payments made to third parties other than the creditor.

29. Other comprehensive Income

The analysis of this movement is shown below:

			Exchange
			difference
	Foreign currency	Increase in fair value of	from net investment
	translations	available-for	in a foreign
	adjustment	sale assets	operation	Total

As of January 1, 2021	(61,124)	7,461	(9,246)	(62,909)
(Charge) credit for the year	(5,230)	-	(425)	(5,655)
As of December 31, 2021	(66,354)	7,461	(9,671)	(68,564)
(Charge) credit for the year	(20,814)	(7,461)	(287)	(28,562)
As of December 31, 2022	(87,168)	-	(9,958)	(97,126)

The foregoing amounts only represent the amounts attributable to the Company’s controlling interest, net of tax. The table below shows the movement in other comprehensive income per year:

In thousands of soles	2021	2022
Controlling interest	(5,655)	(28,562)
Non-controlling interest	218	(99)
Total value in OCI	(5,437)	(28,661)

30. Contingencies, Commitments, and Warranties

In the opinion of Management and its legal advisors, the provisions registered mainly for lawsuits (civil, tax, labor claims, administrative proceedings, and contentious-administrative proceedings) are sufficient to cover the results of these probable contingencies (Note 21), generating probable contingencies for S/ 390.1 million (S/ 387.8 million as of December 31, 2021).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

A. Tax contingencies

As of December 31, 2022, the Company considers that the maximum exposure for tax contingencies of the Corporate amounts to S/ 311 million (S/ 303.1 million as of December 31, 2021), according to the following details:

Appeal process before Tax Court totaling S/ 256 million (AENZA S.A.A.’s income tax return for years 2013, 2014, and 2015 amounting to S/124.1 million; Cumbra Peru S.A.’s income tax return for years 2012 and 2014 amounting to S/106.4 million; Consorcio Constructor Ductos del Sur’s income tax return for year 2014 amounting to S/10.8 million; Consorcio Constructor Chavimochic’s income tax return for years 2014, 2015, and 2016 amounting to S/9 million; Cumbra Ingenieria S.A.’s income tax return for years 2013 and 2016 amounting to S/3.3 million; Viva Negocio Inmobiliario S.A.C.’s income tax return for year 2009 amounting to S/1.6 million; and Unna Transporte S.A.C.’s income tax and sales tax returns for year 2015 amounting to S/0.8 million).

Claim process before SUNAT totaling S/55 million (examination of AENZA S.A.A.’s tax returns for year 2016 for S/35.3 million; Cumbra Ingenieria S.A.’s tax returns for years 2014 and 2015 for S/18.4 million; and Cumbra Peru S.A.’s tax return for year 2016 for S/1.3 million.

As of December 31, 2021 and 2022, in the opinion of the Corporation’s Management, all of the aforementioned processes will be favorable considering their characteristics and the evaluation of its legal advisors.

B. Other contingencies

As of December 31, 2022, the Company considers that the maximum exposure for other contingencies of the Corporation amounts to S/ 79.1 million (S/ 84.7 million and the closure of 2021), according to the following details:

Civil lawsuits, mainly related to indemnities for damages, contract terminations and obligations to pay a sum of money totaling S/ 26.9 million (Cumbra Peru S.A. for S/20.1 million, Cumbra Ingenieria S.A. for S/3.8 million, Unna Transporte S.A.C. for S/ 1.9 million, Red Vial 5 S.A. for S/0.6 million, Viva Negocio Inmobiliario S.A.C. for S/0.3 million, and Morelco S.A.S. for S/ 0.2 million).

Labor proceedings amounting to S/ 22.2 million (Morelco S.A.S. for S/ 19 million, Unna Energia S.A. for S/ 1.6 million, Unna Transporte S.A.C for S/1.2 million, and Cumbra Peru S.A, for S/0.3 million, and Viva Negocio Inmobiliario S.A.C. for S/0.1 million).

Contentious-administrative proceedings for S/ 15.3 million (Unna Energia S.A. for S/12.8 million and Morelco S.A.S. for S/ 2.5 million).

Administrative proceedings for S/ 14.7 million (Tren Urbano de Lima S.A. for S/ 4.8 million, AENZA S.A.A. for S/ 3.5 million, Cumbra Peru S.A. for S/ 6 million, and Viva Negocio Inmobiliario S.A.C. for S/0.4 million).

C. Letters of guarantee and Guarantors

As of December 31, 2022, the Corporation has different letters of guarantee and guarantors in force in various financial entities ensuring operations for US$ 574.6 million (US$ 471.9 million as of December 31, 2021).

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

31. Non-controlling Interest

The following table summarizes the information relating to each of the Corporation´s subsidiaries that has material non-controlling interests, before any intra-group eliminations.

At December 31, 2021

In thousands of soles	VIVA Negocio Inmobiliario S.A.C. and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total

Percentage of non-controlling interest	43.78%	33.00%	25.00%	10.59%	5.00%	0.61%	53.45%
Current assets	493,385	104,292	344,799	153,193	259,812	1,310,936	301
Non-current assets	111,528	368,258	669,898	13,061	516,390	910,564	13,369
Current liabilities	(211,581)	(82,915)	(106,467)	(124,543)	(160,173)	(1,539,191)	(316)
Non-current liabilities	(29,742)	(221,274)	(741,202)	(62)	(208,159)	(182,756)	(7,777)
Net assets	363,590	168,361	167,028	41,649	407,870	499,553	5,577
Net assets attributable to non-controlling interest	223,861	55,559	41,757	4,405	29,217	8,764	2,981	(138)	(113,441)	252,965
Revenues	239,391	197,137	348,915	285,920	541,859	2,468,067	-
Profit of the year	12,960	33,783	42,103	10,757	57,796	(92,291)	(76)
Other comprehensive income	-	-	-	(26)	-	(4,246)	-	(1,165)	-	(5,437)
Total comprehensive income for the year	12,960	33,783	42,103	10,731	57,796	(96,537)	(76)
Profit of the year, allocated to non-controlling interest	12,166	11,148	10,526	1,137	6,502	(511)	(41)	(189)	(784)	39,954
Other comprehensive income, allocated to non-controlling interest	-	-	-	-	-	219	-	(1)	-	218
Cash flows from operating activities	94,017	97,450	92,477	10,008	154,344	(79,809)	-
Cash flows from investment activities	1,114	(3,924)	162	29	(67,323)	(28,592)	-
Cash flows from financing activities	(58,834)	(69,914)	(59,212)	(1,921)	(25,313)	22,413	-
Net increase (decrease) in cash and cash equivalents	36,297	23,612	33,427	8,116	61,708	(85,988)	-

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

At December 31, 2022

In thousands of soles	VIVA Negocio Inmobiliario S.A.C and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total

Percentage of non-controlling interest	0.46%	33.00%	25.00%	10.59%	5.00%	0.61%	53.45%
Current assets	491,076	101,467	350,447	139,450	256,777	1,205,607	301
Non-current assets	181,951	320,589	703,876	10,094	659,686	813,021	13,368
Current liabilities	(252,577)	(71,293)	(118,709)	(115,556)	(206,111)	(1,530,113)	(86)
Non-current liabilities	(10,852)	(183,983)	(699,336)	(2,359)	(260,840)	(151,110)	(7,754)
Net assets	409,598	166,780	236,278	31,629	449,512	337,405	5,829
Net assets atributable to non-controlling interest	131,097	55,037	59,070	3,346	31,541	2,283	3,116	(128)	(860)	284,502
Revenues	367,276	238,043	388,811	224,216	633,792	2,454,982	-
Profit of the year	82,887	44,119	69,250	(10,038)	63,890	(137,455)	-
Other comprehensive income	(7,460)	-	-	(2)	-	(21,626)	-	427	-	(28,661)
Total comprehensive income for the year	75,427	44,119	69,250	(10,040)	63,890	(159,081)	-
Profit of the year, allocated to non-controlling interest	51,793	14,559	17,313	(1,084)	7,090	(714)	135	(375)	380	89,097
Other comprehensive income, allocated to non-controlling interest	-	-	-	2	-	(101)	-	-	-	(99)
Cash flows from operating activities	61,317	79,113	70,345	(23,183)	167,952	(194,356)	-
Cash flows from investment activities	(342)	(4,227)	682	(502)	(202,080)	5,358	-
Cash flows from financing activities	(59,316)	(78,866)	(81,326)	(2,865)	19,515	119,538	-
Net increase (decrease) in cash and cash equivalents	1,659	(3,980)	(10,299)	(26,550)	(14,613)	(69,460)	-

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

32. Dividends

In compliance with certain covenants, the Company will not pay dividends, except for the transactions with non-controlling interests described in Note 34. Certain debt or other contractual obligations may restrict the ability to pay dividends in the future.

Additionally, the Agreement does not permit the distribution of dividends until 40% of the total amount of the committed Civil Compensation described in Note 1.C has been amortized.

For the period ended December 31, 2022, the subsidiaries of the Corporation have declared dividends totaling S/19.8 million to their non-controlling interest parties amount that was fully paid plus S/14.6 million from previous year (during 2021 have declared S/ 43 million and paid S/26 million).

33. Losses per Share

The basic loss per common share has been calculated by dividing the loss of the year attributable to the Corporate’s common shareholders by the weighted average of the number of common shares outstanding during that year.

For the periods ended December 31, 2021 and 2022, the basic loss per common share is as follows:

In thousands of soles		2021	2022

Loss attributable to owners of the Company during the period		(141,770)	(451,151)
Weighted average number of shares in issue at S/1.00 each, at December 31,	(*)	871,917,855	1,120,038,177
Basic loss per share (in S/)	(**)	(0.163)	(0.403)
Weighted average number of shares (diluted) in issue at S/1.00 each, at December 31		996,599,218	1,196,979,979
Diluted loss per share (in S/)		(0.142)	(0.377)

In thousands of soles		2021	2022

Loss from continuing operations attributable to owners of the Company during the period		(114,996)	(451,151)
Weighted average number of shares in issue at S/1.00 each, at December 31,	(*)	871,917,855	1,120,038,177
Basic loss per share (in S/)	(**)	(0.132)	(0.403)
Weighted average number of shares (diluted) in issue at S/1.00 each, at December 31		996,599,218	1,196,979,979
Diluted loss per share (in S/)		(0.115)	(0.377)

(*)	The weight average of the shares in 2022, considers the bond capitalization effect in common shares issued on August 13th, 2021, performed in two tranches (February 28th and March 31st of 2022), disclosed in note 22.A (weight: 59 days with 140,940,146 shares, 31 days with 77,263,799 shares and 275 days with 901,834,231 shares). In addition, the weight average of the shares (diluted) in 2021 considers weight: 225 days with 537,483,609 shares and 140 days with 459,115,608.

(**)	The Corporation does not have common shares with dilutive effects as of December 31, 2021 and 2022.

34. Transactions with Non-controlling Interest

A. Contributions (returns) from non-controlling shareholders

It corresponds to contributions and returns made by the partners of the subsidiary Viva Negocio Inmobiliario S.A.C. for the realization of real estate projects. As of December 31, the balances include:

In thousands of soles	2021	2022

Contributions received	182	995
Returns of contributions	(27,286)	(37,874)
Decrease in equity of non controlling parties	(27,104)	(36,879)

AENZA S.A.A. and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2021 and 2022

35. Reclassification of Operations of the Subsidiary Adexus S.A. as Discontinued Operations

On November 19, 2019, Adexus S.A. filed a petition for bankruptcy reorganization under Chilean Law 20.720 before the Chilean courts. As a result, the Company impaired the total investment in said subsidiary at the end of 2019. On January 9, 2020, the Company reported that the board of creditors of Adexus S.A. approved with the favorable vote of more than 80% of the pledgees and 85% of the secured creditors, respectively, the judicial reorganization agreement proposed by Adexus under the reorganization proceeding.

On December 27, 2021, the Company entered into a purchase and sale agreement for its entire interest (representing 100%) in Adexus S.A. The sale price was agreed at US$ 1. On January 5, 2022, the Judicial Court in this case approved the modification of the Judicial Reorganization Agreement filed by Adexus, which allows the transfer of Adexus S.A. shares.

The financial result and cash flow information of the discontinued operation related to Adexus S.A. is shown below:

In thousands of soles	2021

Revenues	162,967
Operating costs	(157,299)
Gross profit	5,668

Administrative expenses	(21,698)
Other income and expenses, net	20
Operating loss	(16,010)

Financial expenses	(15,847)
Financial income	121
Loss before income tax	(31,736)
Income tax	4,962
Loss from discontinued operations	(26,774)

Net effect in consolidated	(26,774)

Cash flows relating to the discontinued operations are as follows:

Operating cash flows	786
Investing cash flows	(3,573)
Financing cash flows	8,449
Net increase generated in subsidiary	5,662

36. Events After the Consolidated Statements of Financial Position

Between January 1, 2023 and the date of issuance of this report, the following significant event has occurred:

-	On March 3, 2023, The Company has reached an agreement with the Ad Hoc Peruvian Public Prosecutor’s Office to comply with the provisions set forth in the Final Collaboration and Benefits Agreement of September 15, 2022, as a condition precedent to its homologation. AENZA S.A.A. awaits the approval of the Agreement by Court.

In addition to this event, no additional material facts or events have occurred that would require adjustments or disclosures in the consolidated financial statements as of December 31, 2022.